As Filed with the Securities and Exchange Commission on June 24, 1999

                                                      Registration No. 333-
                                                                       811-03915

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                        CUNA Mutual Life Variable Account
                              (Exact name of trust)


                       CUNA Mutual Life Insurance Company
                               (Name of depositor)

                                2000 Heritage Way
                               Waverly, Iowa 50677
          (Complete address of depositor's principal executive offices)

                             Kevin S. Thompson, Esq.
                       CUNA Mutual Life Insurance Company
                             5910 Mineral Point Road
                                Madison, WI 53705
                (Name and complete address of agent for service)

                                    Copy to:
                              David Goldstein, Esq.
                          Sutherland, Asbill & Brennan
                         1275 Pennsylvania Avenue, N.W.
                            Washington, DC 20004-2404

                  Approximate date of proposed public offering:
 As soon as practicable after the effective date of this Registration Statement

Title of Securities Being Offered: Interest in the Separate Account issued through Variable Life Insurance Policies.


         The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

  Item Number                       Caption in Prospectus

      1                      CUNA Mutual Life Insurance Company
      2                      CUNA Mutual Life Insurance Company
      3                      CUNA Mutual Life Insurance Company
      4                           Distribution of Policies
      5                        The Separate Account/The Funds
   6(a)                                Not Applicable
    (b)                                Not Applicable
      7                      CUNA Mutual Life Insurance Company
      8                        The Separate Account/The Funds
      9                              Legal Proceedings
     10                                  The Policy
     11                        The Separate Account/The Funds
     12                                Not Applicable
     13                            Charges and Deductions
     14                                  The Policy
     15                                  The Policy
     16                                  The Policy
     17                                Policy Values
     18                                  The Policy
     19                                  The Policy
     20                                Not Applicable
     21                                Not Applicable
     22                                Not Applicable
     23                                Not Applicable
     24                                Not Applicable
     25                      CUNA Mutual Life Insurance Company
     26                            Charges and Deductions
     27                      CUNA Mutual Life Insurance Company
     28     CUNA Mutual Life Insurance Company/Directors and Executive Officers
     29                      CUNA Mutual Life Insurance Company
     30                                Not Applicable
     31                                Not Applicable
     32                                Not Applicable
     33                                Not Applicable
     34                                Not Applicable
     35                           Distribution of Policies
     36                                Not Applicable
     37                                Not Applicable
     38                           Distribution of Policies
     39                           Distribution of Policies
     40                           Distribution of Policies
     41                           Distribution of Policies
     42                                Not Applicable
     43                                Not Applicable
     44                                  The Policy
     45                                Not Applicable
     46                                Policy Values
     47                                Not Applicable
     48                      CUNA Mutual Life Insurance Company
     49          CUNA Mutual Life Insurance Company/Charges and Deductions
     50                                Not Applicable
     51                CUNA Mutual Life Insurance Company, The Policy
     52                                Not Applicable
     53                      Federal Income Tax Considerations
     54                             Financial Statements
     55                                Not Applicable
     56                                Not Applicable
     57                                Not Applicable
     58                                Not Applicable
     59                             Financial Statements

PROSPECTUS September 1,  1999

================================================================================

                 Flexible Premium Variable Life Insurance Policy

                                    issued by

                       CUNA Mutual Life Insurance Company
                                     Through
                        CUNA Mutual Life Variable Account

                                2000 Heritage Way
                            Waverly, Iowa 50677-9202
                                 (800) 798-5500
================================================================================

This prospectus describes the [ ] flexible premium variable life insurance policy ("Policy") issued by CUNA Mutual Life Insurance Company through CUNA Mutual Life Variable Account ("Separate Account"). The Policy is designed as a long-term investment that attempts to provide significant life insurance benefits for the entire life of the insured.

This prospectus provides information that a prospective owner should know before investing. You should keep this prospectus for future reference as you consider the Policy in conjunction with other insurance you own.

With this Policy, you can allocate net premium and policy values to:

     o subaccounts of the Separate Account, each of which invests in one of the mutual funds listed on this page; or

     o    a fixed account, which credits a specified rate of interest.

A prospectus for each of the mutual funds available through the Separate Account must accompany this prospectus. Please read these documents before investing and save them for future reference.

The mutual funds available include:

|_| Ultra Series Fund
      Capital Appreciation Stock Fund
      Mid-Cap Stock Fund
      Growth and Income Stock Fund
      Balanced Fund
      Bond Fund
      Money Market Fund

|_| T. Rowe Price International Series, Inc.
      International Stock Portfolio

|_| MFS  Variable Insurance Trust
      MFS Global Government Series
      MFS Emerging Growth Series

|_| Templeton Variable Products Series Fund
      Templeton Developing Markets Fund: Class 2

|_| Oppenheimer Variable Account Funds
      Oppenheimer High Income Fund

An investment in the Separate Account is not a bank or credit union deposit, and the Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Investment in the Separate Account involves certain risks including loss of premium (principal).

Please refer to the "Risk Summary" section of this prospectus which describes certain risks associated with investing in a Policy.



   The Securities and Exchange Commission has not approved or disapproved this
     Policy or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.




Table of Contents

Glossary...................................................1
Policy Summary.............................................4
Risk Summary...............................................8
Portfolio Expense Table...................................10
CUNA Mutual Life Insurance Company........................11
     CUNA Mutual Life Insurance Company...................11
     The Fixed Account....................................11
The Separate Account and the Funds........................12
     Ultra Series Fund....................................12
     T. Rowe Price International Series, Inc..............13
     MFS Variable Insurance Trust.........................13
     Oppenheimer Variable Account Funds...................13
     Templeton Variable Products Series Fund..............14
     More Information About the Funds.....................14
The Policy................................................15
     Applying for a Policy................................15
     Conditions for Policy Issue..........................15
     Policy Issue Date....................................15
     Temporary Insurance Agreement........................15
     Right-to-Examine Period..............................15
     Flexibility of Premiums..............................16
     Allocation of Net Premiums...........................16
     Lapse................................................17
     Reinstatement........................................17
     Premiums to Prevent Lapse............................17
     Basic Guarantee......................................17
     Extended Guarantee...................................17
     Death Benefit Proceeds...............................18
     Change of Death Benefit Option.......................19
     Change of Specified Amount...........................19
Policy Values.............................................20
     Policy Value.........................................20
     Surrender Value......................................20
     Transfer of Values...................................20
     Dollar Cost Averaging................................21
     Automatic Personal Portfolio Rebalancing Service.....22
     Other Types of Automatic Transfers...................22
     Surrender and Partial Withdrawals....................22
     Maturity.............................................23
     Payment of Benefits/Settlement Options...............23
     Policy Loans.........................................24
   Charges and Deductions.................................24
     Fund Charges.........................................24
     Premium Expense Charge...............................24
     Monthly Deduction....................................24
     Mortality and Expense Risk Charge....................25
     Surrender Charges....................................26
     Transfer Fee.........................................26
     Federal and State Income Taxes.......................26
     Duplicate Policy Charge..............................26
     Change of Specified Amount Charge....................26
Other Policy Benefits and Provisions......................26
     Owner, Beneficiary...................................26
     Incontestability.....................................27
     Right to Convert.....................................27
     Transfer of Ownership................................27
     Collateral Assignments...............................27
     Effect of Misstatement of Age or Gender..............28
     Suicide..............................................28
     Dividends............................................28
     Suspension of Payments...............................28
     Accelerated Benefit Option...........................29
   Riders and Endorsements................................30
     Children's Insurance.................................30
     Guaranteed Insurability..............................30
     Accidental Death Benefit.............................30
     Other Insured........................................30
     Waiver of Premium Disability.........................30
     Executive Benefits Plan Endorsement..................31
Federal Income Tax Considerations.........................31
CUNA Mutual Life Insurance Company
        Directors and Executive Officers..................34
Additional Information....................................36
     Resolving Material Conflicts.........................36
     Addition, Deletion Or Substitution Of Investments....36
     State Regulation.....................................37
     Legal Proceedings....................................37
     Independent Auditors.................................37
     Actuarial Matters....................................37
     Registration Statement...............................37
     Preparing For Year 2000..............................38
     Distribution Of Policies.............................38
Financial Statements......................................38
Appendix A - Illustrations of Policy Values
               and Death Benefits.........................41
Appendix B - First Year Surrender Charges
               per $1,000 of Specified Amount.............51
Appendix C - First Year Surrender Charges
               per $1,000 of Specified Amount Non-Gender..53
Appendix D - Death Benefit Percentage Factor..............54

Glossary

Accumulation Unit
A unit of measurement used to calculate Subaccount Value.

Attained Age
The insured's age on the most recent Policy Anniversary.

Basic Guarantee
Our guarantee that the Policy will not Lapse prior to the later of (1) the tenth Policy Anniversary, or (2) the Insured's Attained Age 65.

Basic Guarantee Premium
The amount of premium each Policy Year necessary to keep the Basic Guarantee in effect.

Beneficiary
The person(s) you select to receive the Death Benefit Proceeds under this Policy. You may designate primary, contingent and irrevocable Beneficiaries.

Cash Value
The Policy Value minus any applicable surrender charge.

Company (we, us, our)
CUNA Mutual Life Insurance Company.

Contingent Beneficiary
The person(s) you select to receive the Death Benefit Proceeds upon the death of the Insured if the primary Beneficiary is not living.

Death Benefit
The amount we pay to the Beneficiary under a Death Benefit Option before adjustments if the Insured dies while the Policy is In Force before the Maturity Date.

Death Benefit Option
One of two options that you may select for computation of the Death Benefit.

Death Benefit Proceeds
The amount we pay to the Beneficiary when we receive proof of the insured's death. It equals the Death Benefit on the date of the insured's death less the following adjustments: (1) any premium received after the date of death, (2) the amount of any Partial Withdrawals made after the date of death, (3) unpaid Insurance Charges if death occurred during the Grace Period, and (4) any Loan Amount.

Extended Guarantee
Our guarantee that the Policy will not Lapse prior to the Insured's Attained Age 95.

Extended Guarantee Premium
The amount of premium each Policy Year necessary to keep the Extended Guarantee in effect.

Fixed Account
Part of the Company's General Account to which Net Premium may be allocated or Policy Value transferred.

Fixed Account Value
Policy Value in the Fixed Account.

Fund
Each investment portfolio of Ultra Series Fund or any other open-end management investment company or unit investment trust in which a subaccount invests.

General Account
The assets of the Company other than those allocated to the Separate Account or another separate account of the Company.

Grace Period
The 61-day period during which you may pay Premiums to cover overdue (and other specified) Monthly Deduction and thereby prevent the Policy from Lapsing.

Home Office
The Company's office at 2000 Heritage Way, Waverly, Iowa 50677-9202.

In Force
Status of the Policy after the Policy Issue Date and prior to its termination by Lapse, surrender or Maturity.

Initial Required Premium
The minimum premium that you must pay before insurance coverage begins under this Policy. The Initial Required Premium is shown on your Policy's data page.

Insured
The person whose life is insured by this Policy.

Irrevocable Beneficiary
A Beneficiary who has certain rights that you can change only with his or her consent.

Lapse
Termination of the Policy at the expiration of the Grace Period while the Insured is still living before the Maturity Date.

Loan Account
A portion of the Company's General Account to which Variable Account Value or Fixed Account Value is transferred to provide collateral for any loan taken under the Policy.

Loan Account Value
Policy Value in the Loan Account.

Loan Amount
At any time other than a Policy Anniversary, the Loan Account Value plus any interest charges accrued on the Loan Account Value up to that time. On a Policy Anniversary, the Loan Amount equals the Loan Account.

Maturity Date
The Policy Anniversary when the insured reaches Attained Age 95 (unless extended). This Policy terminates and life insurance coverage ends on the Maturity Date.

Monthly Deduction
The amount we deduct from the Policy Value each month. It includes the cost of insurance charge, the monthly administration charge, the monthly policy fee, and the cost of any riders.

Monthly Processing Day
The day each month as of which we determine the Insurance Charges and deduct it from Policy Value. It is the same date each month as the Policy Issue Date. If the Monthly Processing Day is not a Valuation Day, then it is the next Valuation Day.

Net Amount At Risk
As of any Monthly Processing Day, the Death Benefit (discounted for the upcoming month) less the Policy Value (after deduction of the Monthly Deduction).

Net Premium
Any Premium less the premium expense charge.

Owner (You, Your)
The person entitled to exercise all rights as Owner of the Policy.

Planned Premium
The Premium payment selected by the Owner as a level amount that he or she plans to pay on a monthly, quarterly, semi-annual or annual basis over the life of the Policy.

Policy Anniversary
The same date in each Policy Year as the Policy Issue Date.

Policy Issue Date
The date as of which the Policy is issued and coverage takes effect. We measure Policy months, Policy years, and Policy anniversaries from the Policy Issue Date.

Policy Value
The sum of the Variable Account Value, the Fixed Account Value and the Loan Account Value.

Policy Year
A twelve month period beginning on the Policy Issue Date or on a Policy Anniversary.

Premium
Any payment you make under the Policy other than a loan repayment.

Right to Examine Period
The period when you may return the Policy and receive a refund. The length of the period varies by state. Your Policy's cover page shows the Right to Examine period.

Separate Account
CUNA Mutual Life Variable Account. It is a separate investment account that is divided into subaccounts, each of which invests in a corresponding portfolio of a designated mutual fund.

Specified Amount
The dollar amount selected by the Owner and shown on the Policy data page that is used to determine the Death Benefit.

Subaccount
A subdivision of the Separate Account, the assets of which are invested in a corresponding Fund.

Subaccount Value
The Policy Value in a Subaccount.

Surrender Value
The Cash Value less any Loan Amount.

Valuation Day
For each Subaccount, each day that the New York Stock Exchange is open for business except for certain holidays listed in the prospectus and days that the Subaccount's corresponding Fund does not value its shares.

Valuation Period
The period beginning at the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the next succeeding Valuation Day.

Variable Account Value
The sum of all Subaccount Values.

Written Request
A written notice or request in a form satisfactory to the Company that is signed by the Owner and received at the Home Office.

You (Your)
The Owner.

Policy Summary

This summary describes important features of the Policy and corresponds to sections in this prospectus which discuss the topics in more detail. Please refer to the Glossary for definitions of certain terms.


                               Premiums And Lapse

o The amount of your Policy's Specified Amount determines the amount of your Initial Required Premium. After you make the Initial Required Premium, you can pay subsequent premiums (minimum $50) at any time.

o You can elect to pay Planned Premiums but you are not required to pay premiums according to the plan. You can vary the frequency and amount of premiums, and can skip premiums. We do not accept any premiums after the Insured reaches Attained Age 95.

o We deduct a premium expense charge from each premium and credit the resulting amount to the Policy Value.

o Paying the Initial Required Premium will not necessarily keep your Policy In Force. Unless the Basic Guarantee or the Extended Guarantee is in effect, your Policy will enter a 61-day Grace Period if the Surrender Value is zero on a Monthly Processing day. Your Policy will terminate without value unless you pay a sufficient Net Premium during the Grace Period. See Risk of Lapse; and Policy Lapse and Reinstatement.

o As long as your cumulative premiums less aggregate partial withdrawals and any Loan Amount equal or exceed the Accumulated Extended Guarantee Premiums, your Policy will not enter the Grace Period until the Insured's Attained Age 95. As long as your cumulative premiums less aggregate partial withdrawals and any Loan Amount equal or exceed the Accumulated Basic Guarantee Premiums, your Policy will not enter the Grace Period before the later of (1) the tenth Policy Anniversary, or (2) the Insured's Attained Age 65.

o Once we issue your Policy, the Right-to-Examine begins. You may return the Policy during this period and receive a refund. See Right-to-Examine Period.

                               Investment Options

Fixed Account:

      o You may place money in the fixed account where it earns interest at an annual rate of at least 4%. We may declare higher rates of interest, but are not obligated to do so. The Fixed Account may not be available in all states.

Separate Account:

o You may allocate Net Premiums or transfer Policy Value to any of the 11 Subaccounts of the variable account. We do not guarantee any money you place in the Subaccounts. The value of each Subaccount will increase or decrease, depending on the investment performance of the corresponding fund. You could lose some or all of your money.

o Each Subaccount invests exclusively in one investment portfolio of a mutual fund (a "Fund"). The following Funds are available:

|_| Ultra Series Fund
      Capital Appreciation Stock Fund
      Mid-Cap Stock Fund
      Growth and Income Stock Fund
      Balanced Fund
      Bond Fund
      Money Market Fund

|_| T. Rowe Price International Series, Inc.
      International Stock Portfolio

|_| MFS Variable Insurance Trust
      MFS Global Government Series
      MFS Emerging Growth Series

|_| Templeton Variable Products Series Fund
      Templeton Developing Markets Fund (Class 2 Shares)

|_| Oppenheimer Variable Account Funds
      Oppenheimer High Income Fund


                                  Policy Value


o Policy Value is the sum of your amounts in the Subaccounts and the fixed Account. Policy Value also includes amounts we hold in our General Account to secure any outstanding loans.

o Policy Value varies from Valuation Day to Valuation Day, depending on the investment experience of the Subaccounts you choose, the interest we credit to the Fixed Account, the charges we deduct, and any other transactions (such as transfers, Partial Withdrawals, and loans.)

o Policy Value is the starting point for calculating important values under the Policy, such as the Cash Value, the Surrender Value and the Death Benefit.

o We do not guarantee a minimum Policy Value. Your Policy may Lapse if you do not have sufficient Policy Value (minus any loan and accrued loan interest) to pay the Monthly Deduction on a Monthly Processing Day.



                              Death Benefit Options

o You must choose between two Death Benefit Options under the Policy. You may change Death Benefit Options [after the first Policy year]:


      |X|Option 1 is a level Death Benefit through attained age 99 that is the greater of:

      o     the Specified Amount on the date of death; or

      o the Policy Value on the date of death multiplied by the applicable Death Benefit percentage.

      |X|Option 2 is a variable Death Benefit that is the greater of :

      o     the Specified Amount plus the Policy Value on the date of death; or

      o the Policy Value on the date of death multiplied by the applicable Death Benefit percentage.


o You may select the Specified Amount which must be at least $50,000 ($25,000 for Insureds age 65 or over on the Policy Issue Date). You also may increase or decrease the Specified Amount, but you may not decrease it below $40,000 ($20,000 for Insureds age 65 or over.)


                             Charges and Deductions

o Premium expense charge: We may deduct up to 3.5% of each premium payment and credit the remaining net premium to your Policy Value.

o     Monthly Deduction.  Each month we deduct:

      o a cost of insurance charge for the Policy (varies by age, sex and other underwriting factors)

      o     charges for any riders

      o     a monthly Policy Fee of $6.00

      o a monthly administration charge of $0.0375 per month per $1,000 of Specified Amount during the first 10 Policy Years

o     Surrender and Partial Withdrawal charges:

      o surrender: We deduct a surrender charge if the Policy is surrendered during the first 9 Policy Years or during the 9 year period following an increase in Specified Amount. [Likewise, we deduct a surrender charge if Specified Amount, or an increase in Specified Amount, is decreased within such time periods.] This charge varies by age, sex, rating class and number of years you held the Policy.

      o partial withdrawal: We may deduct a processing fee equal to the lesser of $25 or 2% of the amount withdrawn. We currently to waive this fee.

o Mortality and Expense Risk Charge: We deduct a charge equal to 0.90% on an annual basis of the average daily net assets of the Separate Account.

o Fund Expenses: The Funds deduct investment advisory fees and other expenses from the amounts the subaccounts invest in the Fund. These charges vary by Fund and range from ____% to ____% per year.

      o     A $30 fee for a duplicate copy of your Policy.

o     Other charges that the Company reserves the right to collect:

      o A charge of $100 for each increase in Specified Amount after the first increase in a Policy Year.

o Transfer charge: a $10 fee for the 13th and each additional transfer in a Policy Year may be charged. We are currently waiving this fee.


                       Surrenders and Partial Withdrawals

o Full surrender: At any time while the Insured is alive and the Policy is In Force, you may make a written request to surrender your Policy for its Surrender Value.

      o  Federal income taxes and a penalty tax apply to surrenders

o Partial Withdrawals: You may make up to 2 written requests per Policy Year to withdraw part of the Surrender Value, subject to the following rules.

      o     Federal  income  taxes  and a  penalty  tax  may  apply  to  Partial
            Withdrawals;

      o A Partial Withdrawal reduces the Death Benefit by at least the amount withdrawn;

      o If Death Benefit Option 1 is in effect, Specified Amount is reduced by the dollar amount of a Partial Withdrawal. Surrender charges apply [do not apply] to a reduction in Specified Amount resulting from a Partial Withdrawal; and

      o We may deduct a processing fee for each Partial Withdrawal. We currently intend to waive this fee.


                                    Transfers

o     Each Policy Year, you may make:

      o     an unlimited number of transfers from the subaccounts; and

      o     one transfer from the fixed account.

      o A transfer from the fixed account may be limited to 25% of Fixed Account Value. We currently waive this restriction.

      o We may charge $10 for the 13th and each additional transfer during a Policy Year. We currently waive this fee.

                                      Loans

o You may borrow money from us using the Surrender Value of Your Policy as collateral. Loans may have tax consequences.

o To secure the loan, we transfer an amount of your Policy Value equal to the loan from the Separate Account and Fixed Account to the Loan Account.

o Policy Value in the Loan Account earns interest at the guaranteed minimum rate of 4% per year.

o We charge you a maximum interest rate of 6% per year on amounts that you borrow. Interest is accrued throughout the year and is payable at the end of each Policy year. Unpaid interest is added to the Loan Amount (becomes part of the outstanding loan) if it is not paid at the end of the Policy Year.

o You may repay all or part of your outstanding loans at any time. Loan repayments must be clearly marked as loan repayments or we will treat them as premiums.

o Outstanding loans and accrued interest are deducted from the Death Benefit to arrive at the Death Benefit Proceeds (the amount payable to the Beneficiary upon the Insured's death).


Risk Summary
--------------------------------------------------------------------------------

                                 Investment Risk

If you instruct us to invest your Policy Value in one or more subaccounts, you will be subject to the risk that investment performance will be unfavorable and that your Policy Value will decrease. If you allocate Net Premiums or transfer Policy Value to the Fixed Account, we credit your Policy Value with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 4.0%.

Because we continue to deduct charges from Policy Value, if investment results are not sufficiently favorable, or if interest rates are too low, or if you do not make additional premium payments, then your Policy's Surrender Value may fall to zero. In that case, the Policy may Lapse. However, if investment experience is sufficiently favorable and you have kept the Policy In Force for a substantial time, you may be able to draw upon Policy Value, through Partial Withdrawals and loans.

                                  Risk of Lapse

Certain circumstances will cause your Policy to enter a Grace Period during which you must make a sufficient premium payment to keep your Policy In Force:

      o If your Policy's Surrender Value on a Monthly Processing Day is too low to cover the Insurance Charges, and the Basic Guarantee and Extended Guarantee are not in effect, then the Policy will enter a 61-day Grace Period.

      o Notwithstanding the foregoing, the Policy will not enter a Grace Period if, prior to the later of (1) the 10th Policy Anniversary or , (2) the Insured's Attained Age 65, premiums less Partial Withdrawals and loans equal to the accumulated Basic Guarantee Premium for the period ending on that Monthly Processing Day have been paid.

      o Notwithstanding the foregoing, the Policy will not enter a Grace Period if, prior to the Insured's Attained Age 95, premiums less Partial Withdrawals and loans equal to the accumulated Extended Guarantee Premium for the period ending on that Monthly Processing Day have been paid.

Whenever your Policy enters a Grace Period, if you do not make a sufficient premium payment before the Grace Period ends, your Policy will Lapse (terminate without value), and insurance coverage and other benefits under your Policy will cease. The premium payment required to keep your Policy In Force beyond the Grace Period is the amount sufficient to result in enough Net Premiums to cover unpaid Monthly Deduction plus two months of additional Monthly Deductions.

If your Policy Lapses, however, you may reinstate the Policy within five years from the date of Lapse, provided that you meet insurability requirements at that time and pay any additional required premiums.

                                    Tax Risks

We anticipate that the Policy will be considered a life insurance contract under federal income tax law, so that the Death Benefit Proceeds paid to the Beneficiary will not be subject to federal income tax. However, due to lack of guidance from tax authorities, it is uncertain whether Policies issued on a substandard basis would be considered life insurance contracts for this purpose.

Depending on the total amount of premiums that you pay, your Policy may be treated as a modified endowment contract ("MEC") under federal tax laws. If a Policy is treated as a MEC, then Partial Withdrawals, surrenders and loans under it are taxable as ordinary income to the extent such amounts represent earnings under the Policy. For this purpose, any Partial Withdrawals, surrenders and loans are considered first a distribution of earnings under the Policy, and when earnings are fully distributed, a distribution of the Owner's investment in the Policy. In addition, a 10% penalty tax may be imposed on Partial Withdrawals, surrenders and loans taken before you reach age 59 1/2. You should consult a qualified tax adviser for assistance in all tax matters involving your Policy.

                            Partial Withdrawal Limits

The Policy permits you to take only two Partial Withdrawals in any Policy Year. A Partial Withdrawal reduces the Policy Value and Surrender Value, so it will increase the risk that the Policy will Lapse. It also increases the likelihood that either the Basic Guarantee or the Extended Guarantee will not remain in effect. A Partial Withdrawal also may have adverse tax consequences.

A Partial Withdrawal reduces the Death Benefit. If you selected the level Death Benefit (Option 1), then when you make a Partial Withdrawal, the Specified Amount is reduced by the amount of the Partial Withdrawal. If you selected the variable Death Benefit (Option 2), then when you make a Partial Withdrawal, the Death Benefit is reduced because the Policy Value is reduced.

                                   Loan Risks

A Policy loan, whether or not repaid, will affect Policy Value over time because we transfer an amount equal to the amount of the loan from the Subaccounts and Fixed Account to the Loan Account as collateral. We then credit a fixed interest rate of at least 4.0% to the loan collateral. As a result, the loan collateral does not participate in the investment results of the Subaccounts nor does it receive current interest rates in excess of 4.0% that we may, from time to time, credit to the Fixed Account. The longer the loan is outstanding, the greater the likely effect of not participating in the Subaccounts or the Fixed Account. Depending on the investment results of the Subaccounts and the interest rate credited to the Fixed Account, the effect could be favorable or unfavorable. We also charge you interest on the amount that you borrow at a rate ranging from 4.5% to 6.0%.

A Policy loan reduces the Death Benefit Proceeds and Surrender Value by the Loan Amount (the amount of the loan(s), plus any interest you owe on the loan(s)). As with Partial Withdrawals, loans reduce the Surrender Value of your Policy and therefore increase the likelihood that the Policy would Lapse or that the Basic Guarantee or the Extended Guarantee would not remain in effect.

                          Effects of Surrender Charges

The surrender charges under this Policy are significant, especially in the early Policy years. It is likely that you will receive no Surrender Value if you surrender your Policy in the first few Policy years. You should purchase this Policy only if you have the financial ability to keep it In Force at the initial Specified Amount for a substantial period of time.

Even if you do not surrender your Policy, surrender charges play a role in determining whether your Policy will lapse. Surrender Value (that is, Policy Value minus any surrender charges and outstanding Loan Amount) is one measure we use to determine whether your Policy will enter a Grace Period, and possibly Lapse.

                    Comparison with Other Insurance Policies

Like fixed benefit life insurance, the Policy offers a minimum death benefit and provides a Policy Value, loan privileges and a value on surrender. However, the Policy differs from a fixed benefit policy because it allows you to allocate your Net Premiums or transfer Policy Value to the Subaccounts. The amount and duration of life insurance protection and of the Policy Value varies with the investment performance of the amounts you place in the Subaccounts. In addition, the Surrender Value always varies with the investment results of your selected Subaccounts.

As you consider purchasing this Policy, keep in mind that it may not be to your advantage to replace existing insurance with the Policy.

Portfolio Expense Table
--------------------------------------------------------------------------------

The following table shows the fees and expenses incurred by the Funds. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the Funds for the fiscal year ended December 31, 1998. Future expenses of the Funds may be higher or lower than those shown. For more information on the fees and expenses described in this table, see the Funds' prospectuses which accompany this prospectus.

Annual Fund Operating Expenses (as a percentage of average net assets before fee waivers and expense reimbursements).


                                                                                            Total Annual
Portfolio                                            Management Fees      Other Expenses      Expenses
Ultra Capital Appreciation Stock Fund                       %                   %                 %
Ultra Mid-Cap Stock Fund                                    %                   %                 %
Ultra Growth and Income Stock Fund                          %                   %                 %
Ultra Balanced Fund                                         %                   %                 %
Ultra Bond Fund                                             %                   %                 %
Ultra Money Market Fund                                     %                   %                 %
T. Rowe Price International Stock Portfolio                 %                   %                 %
MFS Global Government Series                                %                   %                 %
MFS Emerging Growth Series                                  %                   %                 %
Oppenheimer High Income Fund                                %                   %                 %
Templeton Developing Markets Fund                           %                   %                 %


     (1) Management fees include operating expenses.

     (2) These Funds have an expense offset arrangement which reduces the Funds' custodian fee based upon the amount of cash maintained by the Funds with its custodian and dividend disbursing agent and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Funds' expenses). Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the Fund.

     (3) The annual expenses listed for the MFS Global Governments Series are gross of certain reimbursements by its investment adviser. The investment adviser has agreed to bear, subject to reimbursement, until December 31, 2004, expenses of the Global Governments Series such that the Series' aggregate operating expenses do not exceed 1.00%, on an annualized basis, of its average daily net assets. See "Information Concerning Shares of The Series - Expenses" in the prospectus of the MFS Global Governments Series.


CUNA Mutual Life Insurance Company
--------------------------------------------------------------------------------

CUNA Mutual Life Insurance Company

CUNA Mutual Life Insurance Company is a mutual life insurance company organized under the laws of Iowa in 1879 and incorporated on June 21, 1882. The Home Office is located at 2000 Heritage Way, Waverly, Iowa 50677-9202. We, organized as a fraternal benefit society with the name "Mutual Aid Society of the Evangelical Lutheran Synod of Iowa and Other States," changed its name to "Lutheran Mutual Aid Society" in 1911, and reorganized as a mutual life insurance company called "Lutheran Mutual Life Insurance Company" on January 1, 1938. On December 28, 1984, we changed our name to "Century Life of America." On January 1, 1997, we changed our name to "CUNA Mutual Life Insurance Company."

On July 1, 1990, we entered into a permanent affiliation with CUNA Mutual Insurance Society ("CUNA Mutual"), 5910 Mineral Point Road, Madison WI 53705-4456. The terms of an Agreement of Permanent Affiliation provide for extensive financial sharing between the Company and CUNA Mutual of individual life insurance business through reinsurance arrangements, the joint development of business plans and distribution systems for individual insurance and other financial service products within the credit union movement, and the sharing of certain resources and facilities. At the current time, all of our directors are also directors of CUNA Mutual and many of our senior executive officers hold similar positions with CUNA Mutual. The affiliation, however, is not a merger or consolidation. Both companies remain separate corporate entities and their respective owners retain their voting rights. CUNA Mutual and its subsidiaries and affiliates, including us are referred to herein as "CUNA Mutual Group."

As of December 31, 1998, we had more than $4 billion in assets and $11 billion of life insurance In Force. Effective June 1998 and through the date of this Prospectus, A.M. Best rated us A (Excellent). Effective March 1998 and through the date of this Prospectus, Duff & Phelps rated us AA. These are the most recent ratings available as of the date of this Prospectus. Periodically, the rating agencies review our ratings. To obtain our current ratings, contact us at the address and telephone number shown on the first page of this Prospectus.

The objective of A.M. Best's rating system is to evaluate the factors affecting overall performance of an insurance company. Then provide an opinion of a company's financial strength and ability to meet its contractual obligations relative to other companies in the industry. The evaluation includes both quantitative and qualitative analysis of a company's financial and operating performance.

Duff & Phelps Credit Rating Co. rates insurance companies on their claims paying abilities. It bases these ratings on its assessment of the economic fundamentals of our principal lines of business, our competitive position, our management capability, our relationship with our affiliates and our asset and liability management practices.

The Company and CUNA Mutual are members of the Insurance Marketplace Standards Association (IMSA). IMSA is a newly formed independent industry organization dedicated to the practice of high ethical standards in the sale of individually-sold life insurance and annuity products. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

CUNA Mutual owns CUNA Mutual Investment Corporation. CUNA Mutual Investment Corporation also owns CUNA Brokerage Services, Inc. The Company and CUNA Mutual Investment Corporation each own a one-half interest in CIMCO Inc. (the investment adviser to the Ultra Series Fund).

The Fixed Account

The fixed account is part of the Company's General Account. We use General Account assets to support our insurance and annuity obligations other than those funded by various separate accounts. Subject to applicable law, we have sole discretion over investment of the Fixed Account's assets. We bear the full investment risk for all assets contributed to the Fixed Account. The Company guarantees that all Policy Value allocated to the Fixed Account is credited interest daily at a net effective interest rate of at least 4%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

The Fixed Account is not registered with the Securities and Exchange Commission and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Fixed Account.


The Separate Account and the Funds
--------------------------------------------------------------------------------

We established the Separate Account on August 16, 1983. Although the assets in the Separate Account are our property, the assets attributable to the Policies are not chargeable with liabilities arising out of any other business which we may conduct. The assets of the Separate Account are available to cover our general liabilities only to the extent that the Separate Account's assets exceed its liabilities arising under the Policies and any other policies supported by the Separate Account. We have the right to transfer to the general account any assets of the Separate Account which are in excess of reserves and other contract liabilities. Periodically, the Separate Account makes payments to us for mortality and Expense Charges.

The Separate Account is divided into Subaccounts. The income, gains and losses, realized or unrealized, from the assets allocated to each Subaccount are credited to or charged against that Subaccount without regard to income, gains or losses from any other Subaccount.

The Separate Account has been registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and meets the definition of a Separate Account under the federal securities laws. Registration with the SEC does not involve supervision of the management, investment practices, or policies of the Separate Account or of the Company by the SEC. The Separate Account is also subject to the laws of the State of Iowa which regulate the operations of insurance companies domiciled in Iowa.

We do not guarantee the investment performance of the Separate Account or of any Subaccount. Policy Value will vary daily with the value of the assets under the Separate Account and, depending upon the death benefit option chosen. The Death Proceeds may also vary with the value of the assets in the Subaccounts selectd by the Owner. To the extent that the Death Proceeds payable upon the death of the Insured exceed the Policy Value, such amounts are our general obligations and payable out of our general account.

Ultra Series Fund

The Ultra Series Fund is a fund with two classes of shares within each of seven investment portfolios. Class C shares are offered to unaffiliated insurance company separate accounts and unaffiliated qualified retirement plans. Class Z shares are offered to CUNA Mutual Group affiliates separate accounts and qualified retirement plans. CIMCO Inc. serves as investment adviser to the Ultra Series Fund and manages assets in accordance with general policies and guidelines established by the board of trustees of the Ultra Series Fund.
Currently, the Ultra Series Fund offers six Funds as investment options under the Policies.

Capital Appreciation Stock Fund. This Fund seeks a long-term growth of capital. It pursues this objective by investing in common stocks, including those of smaller companies and of companies undergoing significant change.

Mid-Cap Stock Fund. This Fund seeks long-term capital appreciation by investing in mid-size and small companies. It pursues this objective by purchasing the common stock of generally smaller, less-developed issuers with valuations, fundamentals and/or prospects that are attractive to the investment adviser.

Growth and Income Stock Fund. This Fund seeks long-term growth of capital with income as a secondary consideration. It pursues this objective by investing in common stocks of companies with financial and market strengths and long-term records of performance.

Balanced Fund. This Fund seeks a high total return through the combination of income and capital growth. It pursues this objective by investing in the types of common stocks owned by the Capital Appreciation Stock and Growth and Income Stock Funds, the type of bonds owned by the Bond Fund, and the type of money market instruments owned by the Money Market Fund.

Bond Fund. This Fund seeks a high level of current income, consistent with the prudent limitation of investment risk, through investment in a diversified portfolio of fixed-income securities with maturities of up to 30 years. It principally invests in securities of intermediate term maturities.

Money Market Fund. This Fund seeks high current income from money market instruments consistent with preservation of capital and liquidity. An investment in the Money Market Fund is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the Money Market Fund will be able to maintain a stable Net Asset Value of $1.00 per share.

T. Rowe Price International Series, Inc.

T. Rowe Price International Stock Portfolio. This Fund seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

Rowe Price-Fleming International, Inc. ("RPFI") serves as the investment adviser to the T. Rowe Price International Stock Portfolio and manages its assets in accordance with general policies and guidelines established by the board of directors of the T. Rowe Price International Series, Inc. RPFI was founded in 1979 as a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited.

MFS Variable Insurance Trust

MFS Global Governments Series. This Fund seeks to provide income and capital appreciation.

MFS Emerging Growth Series. This Fund seeks long-term growth of capital through investments primarily in common stocks of emerging growth companies.

Massachusetts Financial Services Company ("MFS") serves as the investment adviser to the MFS Global Governments Series and MFS Emerging Growth Series and manages its assets in accordance with general policies and guidelines established by the board of trustees of the MFS Variable Insurance Trust. MFS is a subsidiary of Sun Life Assurance Company of Canada (U.S.) Financial Services Holdings, Inc. which, in turn, is a wholly owned subsidiary of Sun Life Assurance Company of Canada.

Oppenheimer Variable Account Funds

Oppenheimer High Income Fund. This Fund seeks a high level of current income from investments in high yield fixed-income securities. High Income Fund's investments include unrated securities or high risk securities in the lower rating categories, commonly known as "junk bonds," which are subject to a greater risk of loss of principal and nonpayment of interest than higher-rated securities.

Oppenheimer Funds, Inc. serves as the investment adviser to the Oppenheimer High Income Fund and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Oppenheimer Variable Account Funds. The Manager is owned by Oppenheimer Acquisition Corp., a holding company that is owned in part by senior officers of the Manager and controlled by Massachusetts Mutual Life Insurance Company.

Templeton Variable Products Series Fund

The Templeton Variable Products Series Fund is only available as an underlying investment of the Separate Account in which this Contract invests.

Templeton Developing Markets Fund: Class 2. This Fund seeks long-term capital appreciation by investing primarily in equity securities of issuers in countries having developing markets.

Templeton Asset Management Ltd. serves as the investment adviser to the Templeton Developing Markets Fund: Class 2 and manages its assets and makes its investments decisions. Templeton Asset Management Ltd. is a Singapore corporation wholly owned by Franklin Resources, Inc., a publicly owned U.S. company. Franklin Resources' principal shareholders are Charles B. Johnson and Rupert H. Johnson Jr.

More Information About the Funds

Availability of the Funds. The Separate Account purchases shares of the Funds in accordance with separate participation agreements. The agreements contain varying termination provisions. If a participation agreement terminates, the Separate Account may not be able to purchase additional shares of the Fund(s) covered by that agreement. Likewise, in certain circumstances, it is possible that shares of a Fund may not be available to the Separate Account even if the participation agreement relating to that Fund has not been terminated. In either event, owners will no longer be able to allocate purchase payments or transfer Policy Value to the Subaccount investing in that Fund.

Resolving Material Conflicts. Shares of the Funds, other than Ultra Series Fund, are sold to separate accounts of insurance companies that are not affiliated with the Company or each other, a practice known as "shared funding." They are also sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners, whose Contract Values are allocated to the Separate Account, and of owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of the Funds may also be sold directly to certain qualified pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, the Company will consider what action may be appropriate, including removing the Fund from the Seperate Account or replacing the Fund with another Fund. There are certain risks associated with mixed and shared funding and with sale of shares to qualified pension and retirement plans, as disclosed in the Fund's prospectus.

As with other Funds, Ultra Series Fund sells shares in "mixed funding" arrangements. In addition, it sells shares directly to qualified pension and retirement plans sponsored by CUNA Mutual Group. In the future, it is possible that Ultra Series Fund may sell shares in "shared funding" arrangements. As with other funds, in the event of material conflicts, the Company will consider what action may be appropriate, including removing an Ultra Series Fund Portfolio from the Separate Account or replacing it with another Portfolio or Fund. Certain risks associated with mixed funding and with the sale of shares to CUNA Mutual Group plans are disclosed in the Ultra Series Fund Statement of Additional Information.

Related Fund Performance. These mutual fund portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain portfolios available under the policy may be very similar to the investment objectives and policies of other portfolios that are managed by the same investment adviser or manager. Nevertheless, the investment performance and results of the portfolios available under the policy may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios available under the policy will be comparable to the investment results of any other mutual fund portfolio, even in the other portfolio has the same investment adviser or manager and the same investment objectives and policies, and a very similar name.

The Policy
--------------------------------------------------------------------------------

Applying for a Policy

To purchase a Policy, you must complete an application and submit it to an authorized representative. You must also pay an Initial Required Premium as further described below. You must pay the Initial Required Premium during the lifetime of the Insured, on or before the Policy Issue Date. All premiums after the Initial Required Premium must be paid to the Home Office.

Conditions for Policy Issue

The minimum Specified Amount for this Policy is $50,000 ($25,000 for Issue Ages 65 and over). The Policy may be issued on individuals up to 75 years of Age. We require evidence of insurability satisfactory to us before issuing a Policy. In some cases, this evidence will include a medical examination.

Policy Issue Date

Full Insurance coverage under the Policy begins as of the Policy Issue Date. The Policy Issue Date is also used to determine Policy Anniversaries and Monthly Processing Days. If the Initial Required Premium is paid with the application, and, after underwriting is complete, the Policy is approved for issue at the Specified Amount applied for, then the Policy Issue Date is the Valuation Day as of which the Policy is approved. If the Initial Required Premium does not accompany the application or if the Policy is approved for issue at a Specified Amount other than that requested in the application, then the Policy Issue Date is approximately ten days after the Valuation day as of which the Policy is approved.

Temporary Insurance Agreement

If the Initial Required Premium is paid with the application, the proposed Insured will be covered prior to the Policy Issue Date under a Temporary Insurance Agreement. For the period beginning on the Valuation Day that we receive the Initial Required Premium until all information necessary to complete underwriting is received, coverage under a Temporary Insurance Agreement, the coverage is 50% of the Specified Amount requested in the application up to $150,000. After that period, and until the Policy Issue Date, coverage under a Temporary Insurance Agreement is the Specified Amount requested in the application up to $300,000. No temporary insurance is available in connection with coverage that is normally available through riders to a Policy. The details of the Temporary Insurance Agreement are found in the Agreement which accompanies the Policy.

Right-to-Examine Period

You may cancel the Policy before the latest of the following three events:

         o 45 days after the date of the application.

         o 10 days after we have personally delivered or have sent the Policy and a Notice of Right of Partial Withdrawal to you by first class mail. (20 days if the policy is a replacement for an existing policy, or longer if required by state law.)

         o 10 days after you receive the Policy. (20 days if the policy is a replacement for an existing policy, or longer if required by state law.)

To cancel the Policy, you must mail or deliver the Policy to the representative who sold it or to us at our Home Office. If you return the Policy, we will treat it as if it had not been issued. You will receive a refund equal to the premiums paid, unless state law requires a different result.

If there is an increase in Specified Amount and the increase is not the result of a change in death benefit option, you will be granted a right-to-examine period, with respect to the increase. You may request a cancellation of the increase during the right-to-examine period. You will then receive a refund (if actual payment was received) or a credit. A credit will be made to the Policy Value allocated among the Subaccounts and Fixed Account as if it were Net Premium, equal to all Insurance Charges attributable to the increase in Specified Amount, including rider costs arising from the increase. The refund or credit will be made within seven days after we receive the request for cancellation on the appropriate form containing all necessary signatures. Net Premiums paid upon application of an increase in Specified Amount will be allocated to the Subaccounts and/or the Fixed Account and will not be refunded following cancellation of the increase. Owners who request an increase in Specified Amount should take this into consideration in deciding whether to make any premium payments during the right-to-examine period for the increase.

Flexibility of Premiums

The Policy provides for a planned annual premium determined by you. You are not required, however, to pay premiums in accordance with the planned schedule. Premiums are generally flexible both as to timing and amount. Premiums must be large enough to keep the Policy In Force. You may pay premiums after the Initial Required Premium at any time while the Policy is In Force.

The Initial Required Premium is at least one-sixth (1/6) of the Basic Guarantee Premium. This is the minimum premium that must be paid before we will issue a Policy. The Basic Guarantee Premium is the sum of the expected first year charges plus the first year Surrender Charge and provides certain protections against Lapse.

A higher level of premium, the Extended Guarantee Premium, will fund the Policy at the Extended Guarantee Level which provides protection against Lapse. The Extended Guarantee Premium equals the current guideline level premium as determined by the current Internal Revenue Code.

The Initial Required Premium, the Planned Premium, the Extended Guarantee Premium, and the Basic Guarantee Premium are shown on the data page of the Policy. We reserve the right to refuse any premium payment that is less than $50.

The total of all premiums paid may never exceed the maximum premium limitation determined by the Internal Revenue Code for treatment of the Policy as a life insurance policy. If at any time a premium is paid which would result in total premiums exceeding the maximum premium limitation, we will only accept that portion of the premium which would make total premiums equal the maximum. We will return any excess amount and will not accept further premiums until the maximum premium limitation increases.

We reserve the right to refuse any premium or part of a premium which would increase the Death Benefit of the Policy by more than the amount of the premium.

Allocation of Net Premiums

You determine what percentages of the Net Premiums are allocated to each Subaccount and the Fixed Account. Any allocation to a Subaccount or the Fixed Account must be at least 5% of amount applied and only whole percentages are permitted.

Initial Required Premiums are allocated as follows:

If the Initial Required Premium is received before we issue the Policy, it is held in the company's general account until the Policy Issue Date. On the Policy Issue Date, the Net Premium are allocated to the Subaccounts and the fixed account. Allocations are made by the Owner and recorded on the application for the Policy. These allocations apply to future Net Premiums until the allocation is changed by the Owner.

Lapse

If your Surrender Value on any Monthly Processing Day is insufficient to pay the Monthly Deduction, then we will mail you a written notice informing you that a Grace Period has begun under the Policy. If sufficient Net Premium is not paid during the Grace Period, the Policy will Lapse without value. The Net Premium required to terminate the Grace Period is that which is sufficient to pay overdue Monthly Deductions plus the anticipated amount of the next two Monthly Deductions. If the Insured dies during the Grace Period, unpaid Monthly Deduction are deducted from the Death Benefit Proceeds.

Reinstatement

You may ask to have a Lapsed Policy reinstated. We will reinstate a Policy based upon the original terms of the Policy if all of the following conditions are met:

         o You make a Written Request to reinstate the Policy within five years after the Lapse.

         o You provide satisfactory evidence of insurability (the Cost of Insurance rates following reinstatement will be based upon the risk classification of the reinstated Policy).

         o You pay Net Premiums in an amount sufficient to cover unpaid Monthly Deduction due prior to the end of the Grace Period plus the anticipated amount of two Monthly Deductions.

         o You pay the amount of or reinstate any loan outstanding as of the date of Lapse.


The reinstatement will become effective immediately upon our approval of the reinstatement.

Premiums to Prevent Lapse

If your Policy meets the premium requirements of one of the guarantees described below, your Policy will continue in force for the duration of the guarantee provided you meet the requirements of that guarantee. The guarantees described may vary by state.

     a. Basic Guarantee: The Basic Guarantee is in effect if the total of your premiums on each Monthly Processing Day following your Policy Issue Date, less the total of any Partial Withdrawals and loans taken to date, is at least equal to the Basic Guarantee Premium. The Basic Guarantee Premium is equal to the sum of all monthly Basic Guarantee Premiums as of that Monthly Processing Day. This Basic Guarantee will remain in effect as long as you meet the premium requirements, and will continue until the later of: 1.) the Insured's Attained Age 65; or 2.) 10 years after the Policy Issue Date. The Basic Guarantee Premium as of the Policy issue date is shown on the data page of the Policy. If you make a change to your Policy benefits or change how you fund your Policy, this amount will change and will affect the premium required for the Basic Guarantee.

     b. Extended Guarantee: The Extended Guarantee is in effect if the total of your premiums on each Monthly Processing Day following your Policy Issue Date, less the total of any Partial Withdrawals and loans taken to date, is at least equal to the Extended Guarantee Premium requirement. The Extended Guarantee Premium requirement is equal to the total amount of all Extended Guarantee Premiums accumulated as of that Monthly Processing Day. This Extended Guarantee will remain in effect as long as you meet the premium requirements, and will continue until the Insured's Attained Age 95. The Extended Guarantee Premium as of the Policy Issue Date is shown on the data page of the Policy. If you make a change to your Policy benefits or change how you fund your Policy, this amount will change and will affect the premium required for the Extended Guarantee.

You will be notified if the total of your net premiums are no longer sufficient to keep the Basic Guarantee or Extended Guarantee in effect. If the Basic or Extended Guarantee was previously in effect, you will have 61 days to pay us sufficient premium in order to keep the guarantee in effect.

During the guarantee period, Monthly Deduction will continue to be deducted and may result in a Surrender Value of less than zero at the end of the period. If your Surrender Value is equal to or less than zero at the end of the guarantee period, we will mail a notice of impending termination to you at your last post office address known to us and your Grace Period will begin.

Death Benefit Proceeds

Payment of Death Benefit Proceeds. When we receive satisfactory, written proof of the Insured's death, we will pay the Death Benefit Proceeds to the Beneficiary. If no Beneficiary survives the Insured, we will pay the Death Benefits Proceeds to you, if living, or to your estate.

We will pay Death Benefit Proceeds payable to your estate in one sum. We will pay Death Benefit Proceeds payable to you or to other beneficiaries in one sum unless another settlement option is selected. If the Beneficiary is not a natural person, Death Benefit Proceeds due may only be applied under settlement options we consent to.

We will pay interest on single sum Death Benefit Proceeds from the date we receive proof of death (or from the date of the insured's death, if required by law), until the date of payment. Interest will be paid at an annual rate that we determine.

During the Insured's lifetime, you may direct that the Death Benefit Proceeds be paid under one of the settlement options. We must receive the written consent of all Irrevocable Beneficiaries and assignees before the selection. After the Insured's death, if you did not select a settlement option, any Beneficiary entitled to receive the proceeds in one sum may select a settlement option.

Death Benefit Options 1 and 2. You may select one of two death benefit options. Your selection will affect the Death Benefit, the Monthly Deduction, and the Policy Value. Under either option, Death Benefit Proceeds are equal to:

         o The Death Benefit on the date of death;  plus
         o Any premiums received after date of death;  minus
         o Any Partial  Withdrawals  taken after the date of death;  minus
         o Any insurance charges due if the insured dies during a Grace Period; minus
         o Any Loan Amount.

The Death Benefit, however, differs under the two options.

Under Option 1, the Death Benefit is the greater of:

         o The Specified Amount.
         o The Policy Value on the insured's date of death multiplied by the Death Benefit Percentage Factor.

Under Option 2, the Death Benefit is the greater of:

         o The Specified Amount plus the Policy Value on the date of death.
         o The Policy Value on the insured's date of death multiplied by the Death Benefit Percentage Factor.

The Death Benefit Percentage Factor is the ratio of Death Benefit to Policy Value required by the Internal Revenue Code for treatment of the Policy as a life insurance Policy. The Death Benefit Percentage Factor varies by Attained Age as shown in Appendix D. The death benefit factor decreases from year to year as the Age of the Insured increases.

The illustrations in Appendix A show how the death benefit option affects Policy values. Illustrations 1, 2, 5 and 6 assume death benefit option 1 is in effect. Illustrations 3, 4, 7, and 8 assume death benefit option 2 is in effect.

Change of Death Benefit Option

You may change the death benefit option. The change will become effective as of the first Monthly Processing Day after a Written Request satisfactory to us is received at the Home Office. We reserve the right to require evidence of insurability.

If option 1 is changed to option 2, the Specified Amount is reduced by the amount of the Policy Value on the effective date of the change. This change does not alter the amount of the Policy's death benefit at the time of the change, but does affect how the death benefit is determined from that point on. The death benefit will vary with Policy Value from that point on, unless the death benefit derived from application of the Death Benefit Percentage Factor applies. No change from death benefit option 1 to death benefit option 2 is allowed if the resulting Specified Amount would be less than $40,000 ($20,000 if Issue Age is 65 and over).

If option 2 is changed to option 1, the Specified Amount is increased by the amount of the Policy Value on the effective date of the change. This change does not alter the amount of the Policy's Death Benefit at the time of the change, but does affect the determination of the Death Benefit from that point on. The Death Benefit as of the date of the change becomes the new Specified Amount and will remain at that level, unless the Death Benefit derived from application of the Death Benefit Percentage Factor applies.

Your insurance goals should determine the appropriate death benefit option. If you prefer to have favorable investment results additional premiums reflected in the form of an increased death benefit, you should choose death benefit option
2. If you are satisfied with the amount of insurance coverage and wish to have favorable investment results and additional premiums reflected to the maximum extent in increasing Cash Values, you should choose death benefit option 1.

A change of death benefit option will also change the Cost of Insurance for the duration of the Policy. The Cost of Insurance on any Monthly Processing Day is equal to the Net Amount At Risk, multiplied by the Cost of Insurance rate. The Cost of Insurance rate is the same under both options, but the difference between Death Benefit and Policy Value varies inversely with Policy Value under option 1, but is constant under option 2, unless the Death Benefit derived from application of the Death Benefit Percentage Factor applies.

Change of Specified Amount

You may change the Specified Amount at any time after the first Policy year. If more than one increase is requested per Policy year, we may charge $100 for each increase after the first request. Changes must be requested in writing and are subject to the following conditions.

Decreases. After the decrease, the Specified Amount must be at least $40,000 ($20,000 for Issue Ages 65 and over). The decrease is effective as of the Monthly Processing Day coincident with or next following day the request is received at the Home Office. For purposes of determining the Cost of Insurance, any decrease is applied to the initial Specified Amount and to increases in the Specified Amount in reverse order in which they become effective. A decrease does not result in reduced Surrender Charges.

Increases. A supplemental application containing evidence of insurability satisfactory to us. The effective date of the increase will be shown on an endorsement to the Policy.

Because the Surrender Charge is a function of Specified Amount, an increase in Specified Amount results in an increase in the applicable Surrender Charge. However, no additional Surrender Charges will accrue for increases in Specified Amount due to a change from death benefit option 2 to death benefit option 1.

Likewise, because the Administrative Charge is a function of Specified Amount, an increase in Specified Amount results in an increase in the ongoing Administrative Charge. As with the Surrender Charge, an increase resulting from an change in Death Benefit Option 2 to Option 1, does not result in an increase in the Administrative Charge.

We reserve the right to require the payment of additional premiums in an amount equal to the Initial Required Premium which would be charged based on Attained Age and rating class for a newly-issued Policy with a Specified Amount equal to the amount of increase, as a condition of allowing an increase.

The rating class assigned to an increase in Specified Amount may result in the use of a Cost of Insurance rate different than the Cost of Insurance rate charged on the original Specified Amount.

Policy Values
--------------------------------------------------------------------------------

Policy Value. The Policy Value is the sum of the Variable Account Value (itself the sum of the Subaccount Values), the Fixed Account Value and the Loan Account Value. Policy Value is determined as of the end of each Valuation Period. As a result, Policy Value increases whenever:

        o  Investment gains occur in any Subaccount.
        o Interest is credited to the Policy for amounts held in the Fixed Account.
        o Interest is credited to the Policy for any Loan Amounts held in the Loan Account.
        o  Additional premiums are paid.
        o  Policy dividends are paid into the Subaccounts or Fixed Account.

Policy Value decreases whenever:

         o  Investment losses occur in any Subaccount.
         o  Monthly Deduction or service fees are paid.
         o  A Partial Withdrawal occurs.

Policy Value remains constant when:

         o A Policy loan is either disbursed or repaid.

         o Amounts are transferred between any Subaccount or Fixed Account and the Loan Account, or when amounts are transferred among the Subaccounts and the Fixed Account (exclusive of any transfer charge).

The Subaccount Value attributable to a Subaccount is equal to the number of Accumulation Units that the Policy has in each Subaccount, multiplied by the Accumulation Unit Value of that Subaccount. The Accumulation Unit Value of each Subaccount was set at $10 for the first Valuation Period. The Accumulation Unit Value may increase or decrease from one Valuation Period to the next. The Accumulation Unit Value will vary between Subaccounts.

Transfer of Values

You may make the following transfers of Policy Value 1) between Subaccounts at anytime 2) from a Subaccount to the Fixed Account at any time except for the six month period after a transfer out of the Fixed Account and 3) from the Fixed Account into the Subaccounts only during the 30 day period beginning on and immediately following the Policy Anniversary. Only one transfer of up to 25% of the Fixed Account Value is allowed each Policy year. However, we currently waive these restrictions on transfers from the Fixed Account.

A transfer may be requested in writing or by an authorized telephone transaction. A written transfer request must be made on a form satisfactory to us and contain your original signature. The Written Request will take effect as of the day it is received at the Home Office. You also may make transfers by telephone if we have a signed telephone transfer authorization form from you. We cannot, however, guarantee that telephone transfer privileges will be available at all times. We will exercise reasonable care to prevent unauthorized telephone transactions. For example, we will:

         o  Record calls requesting transfers.
         o Ask the caller questions in an attempt to determine if you are the caller.
         o  Transfer  funds only to other  Subaccounts  and to the Fixed
            Account.
         o  Send a written confirmation of each transfer.

If we use reasonable procedures and believe the instructions to be genuine, you are at risk of loss if someone gives unauthorized or fraudulent information to us.

The first twelve transfers in a Policy year are free. We may charge $10 for the thirteenth and each additional transfer in a Policy year. We are currently waiving this fee.

A request to transfer Subaccount Values to other Subaccounts and/or the Fixed Account or from the Fixed Account to one or more Subaccounts which is received before 3:00 p.m. Central Standard Time will take effect as of the day the it is received. Transfer requests received after that time are processed as of the following Valuation Day. All transfers requested on the same Valuation Day are considered one transfer for purposes of the transfer fee.

We also permit transfer requests by facsimile transmission of a Written Request provided that we have an original signed fax authorization from you. We reserve the right to discontinue allowing telephone and fax transfers at any time and for any reason. In the event we discontinue this privilege, we will send written notice to all owners who have currently valid telephone and fax authorizations on file. Such discontinuance will become effective on the fifth Valuation Day following mailing of the notice by us.

We further reserve the right to restrict the ability to transfer Policy Value among Subaccounts and/or the Fixed Account if we believe such action is necessary to maintain the tax status of the Policies.

Dollar Cost Averaging

If elected at the time of the application or at any other time by Written Request, you may systematically or automatically transfer (on a monthly, quarterly, semi-annual or annual basis) specified dollar amounts from the Money Market Subaccount to other Subaccounts. The fixed dollar amount will purchase more Accumulation Units of a Subaccount when their value is lower and fewer units when their value is higher. Over time, the cost per Accumulation Unit averages out to be less than if all purchases had been made at the highest value and greater than if all purchases had been made at the lowest value. The dollar-cost averaging method of investment reduces the risk of making purchases only when the price of Accumulation Units is high. It does not assure a profit or protect against a loss in declining markets.

The minimum transfer amount for dollar-cost averaging is the equivalent of $100 per month. If less than $100 remains in the Money Market, the entire amount will be transferred. The amount transferred to a Subaccount must be at least 5% of the amount transferred and must be stated in whole percentages.

Once elected, dollar-cost averaging remains in effect until the earliest of: (1) the Policy Value in the Money Market Subaccount is depleted to zero; (2) you cancel the election (by Written request or by telephone if we have your telephone authorization form on file); or (3) for three successive months, the Policy Value in the Money Market Subaccount has been insufficient to implement the dollar-cost averaging instructions you have given to us. We will notify you when dollar-cost averaging is no longer in effect. There is no additional charge for using dollar-cost averaging. We reserve the right to discontinue offering dollar-cost averaging at any time and for any reason.

Automatic Personal Portfolio Rebalancing Service

If elected at the time of the application or requested at any time in writing, you may instruct us to automatically transfer (on a monthly, quarterly, semi-annual or annual basis) Policy Value between and among specified Subaccounts in order to achieve a particular percentage allocation of Policy Value among the Subaccounts. The percentage allocations must be in whole percentages and must be at least 5% per allocation. You may start and stop automatic Policy Value rebalancing at any time and may specify any percentage allocation of Policy Value between or among as many Subaccounts as are available at the time the rebalancing is elected. (If you elect automatic Policy Value rebalancing without specifying percentage allocation(s), we will allocate Policy Value in accordance with your currently effective premium payment allocation schedule.) There is no additional charge for using Policy Value rebalancing.

Other Types of Automatic Transfers

If elected at the time of the application or at any other time by Written Request, you may systematically or automatically transfer (on a monthly, quarterly, semi-annual or annual basis) Policy Value from one Subaccount to another. Such automatic transfer amounts may be requested on the following basis: (1) as a specified dollar amount; (2) as a specified number of accumulation units; (3) as a specified percent of variable Policy Value in a particular Subaccount, or (4) in an amount equal to the excess of a Specified Amount of variable Policy Value in a particular Subaccount.

The minimum automatic transfer amount is the equivalent of $100 per month. If less than $100 remains in the Subaccount from which transfers are being made, the entire amount will be transferred. The amount transferred to a Subaccount must be at least 5% of the amount transferred and must be stated in whole percentages. Once elected, automatic transfers remain in effect until the earliest of: (1) the Policy Value in the Subaccount from which the transfers are being made is depleted to zero; (2) you cancel the election in writing or by telephone or fax if we have a telephone / fax authorization on file; or (3) for three successive months, the Policy Value in the Subaccount from which transfers are being made has been insufficient to implement the automatic transfer instructions you have given us. We will notify you when automatic transfer instructions are no longer in effect. There is no additional charge for using automatic transfers. We reserve the right to discontinue offering automatic transfers at any time and for any reason.

Surrender and Partial Withdrawals

Policy Surrender. You may Surrender the Policy for its Surrender Value. You must obtain the written consent of all assignees or Irrevocable Beneficiaries before a surrender. We may require the return of the Policy.

Surrender of the Policy is effective as of the date we receive a Written Request for surrender. The Policy and all insurance terminate upon surrender.

Partial Withdrawal. You may make up to two Partial Withdrawals each Policy year by Written Request. Written consent of all assignees or irrevocable beneficiaries must be obtained prior to any Partial Withdrawal. An amount up to the Policy Surrender Value, less two months of insurance charges, may be taken as a Partial Withdrawal. Partial Withdrawals will be effective as of the date we receive your Written Request. A Partial Withdrawal request for the full Surrender Value will be considered a full surrender of the Policy.

You may specify the accounts from which the Partial Withdrawal, including the service fee, will be deducted. If any account value is insufficient, or if you do not specify the accounts, the amount will be deducted pro rata from the remaining accounts.

If death benefit Option 1 is in effect at the time of a Partial Withdrawal, the Specified Amount will be reduced by the amount of the Partial Withdrawal, including the amount of the service fee. If death benefit Option 2 is in effect at the time of a Partial Withdrawal, Specified Amount will not change. We reserve the right to decline a Partial Withdrawal request if the remaining Specified Amount would be below the minimum Specified Amount necessary to issue a new Policy. If the Death Benefit derived from application of the Death Benefit Percentage Factor applies, the effect of a Partial Withdrawal on the monthly Cost of Insurance and Death Benefit is somewhat different. The Death Benefit is then decreased by more than the amount surrendered, and the monthly Cost of Insurance is less than it would have been without the surrender.

Payment is generally made within seven days of the surrender or Partial Withdrawal date.

Maturity

The Policy matures on the Policy Anniversary following the Insured's 95th birthday. Coverage under the Policy ceases on that date, and you will receive maturity proceeds equal to the Surrender Value as of that date, unless the maturity date has been extended, as allowed by state law.

Payment of Benefits/Settlement Options

Settlement options other than lump sum payments are, in our discretion, available for Death Benefit Proceeds, surrender proceeds, and maturity proceeds, payable to natural persons, subject to certain restrictions on Death Benefit Proceeds. Proceeds payable to a non-natural person are available only under settlement options we agree to. The four available settlement options are as follows:

         1) Interest Option. The proceeds may be left with us to collect interest during the lifetime of the payee. We determine the interest rate each year. It is guaranteed to be not less than the settlement option rate of interest shown on the data page of the Policy. The payee may choose to receive interest payments either once a year or once a month (may not be available in all states) unless the amount of interest to be paid monthly is less than $25 per month, or the total amount deposited is less than $2,500, then interest will be paid annually. The payee may withdraw any remaining proceeds, if this right was given at the time the option was selected.

         2) Installment Option. The proceeds may be left with us to provide equal monthly installments for a specified period not less than 5 or more than 30 years. If the original payee dies before payments have been made for the chosen number of years; a.) payments will be continued for the remainder of the period to the successor payee; or b.) the present value of the remaining payments, computed at the interest rate used to create the Option 2 rates, will be paid to the successor payee or to the last surviving payee's estate, if there is no successor payee. The interest we guarantee to pay is set forth in the Policy. Additional interest, if any, will be payable as determined by us. (May not be available in all states.)

         3) Life Income - Guaranteed Period Certain. The proceeds may be left with us to provide monthly installments for as long as the original payee lives. A guaranteed period of 10 or 20 years may be selected. Payments will cease when the original payee dies or at the end of the guaranteed period, whichever is later. If the original payee dies during the guaranteed period, the remaining guaranteed payments will be paid to the successor payee or the successor payee may receive the present value of the remaining payments computed at the interest rate for this option.

         4) Joint and Survivor Life. The proceeds may be left with us to provide monthly installments for two payees for a guaranteed period of 10 years. After the 10-year period is over, payments will continue as long as either of the original payees is living.

The minimum amount that can be applied under settlement options 2, 3 and 4 is $2,500 or that amount which will provide an initial monthly installment of at least $25.

We may, at our option, provide for additional settlement options or cease offering any of the settlement options described above.

Policy Loans

General. At any time prior to the Maturity Date while the Insured is still living and the Policy is In Force, you may, by Written Notice, borrow money from us using the Policy as the security for the loan. [In taking a loan, you must borrow at least $500.] The maximum amount that you may borrow is 90% of the Cash Value of the Policy as of the date of the loan.

Interest. We charge interest on amounts that you borrow. The interest rate charged is 6% and is an effective annual rate compounded annually on the Policy Anniversary. Interest is charged in arrears from the date of the loan and is due from you on each Policy Anniversary for the prior Policy Year. If you do not pay the interest when due, the amount of the interest is added to the outstanding Loan Amount. Thus, unpaid interest is charged interest during the ensuing Policy Year. For Policies in the 11th Policy Year or later, we charge a preferred 4.5% effective annual interest rate on amounts borrowed. We may charge interest at lower rates from time to time.

We credit Loan Account Value with interest at an effective annual rate of 4%. On each Policy Anniversary, interest earned on Loan Account Value since the preceding Anniversary is transferred to the Subaccounts and the Fixed Account. Unless you specify otherwise, such transfers are allocated in the same manner as transfers of collateral to the Loan Account.

Loan Collateral. When we make a loan to you, we transfer an amount of Policy Value sufficient to secure the loan out of the Subaccounts and the Fixed Account and into the Loan Account. You may specify how this transferred Policy Value is allocated from among the Subaccount Values and the Fixed Account Value. If you do not specify the allocation, we make the allocation based on the proportion that each Subaccount Value and the Fixed Account Value bear to the Policy Value as of the date that the transfer is made. If unpaid interest is due from you on a Policy Anniversary it is added to the Loan Amount. Policy Value in the amount of the interest also is transferred to the Loan Account as of that Anniversary. The Policy Value transferred in connection with unpaid interest is allocated on the same basis as other Policy Value transferred to the Loan Account.

Loan Account Value is recalculated when interest is added to the Loan Amount, a loan repayment is made, or a new loan is made under Policy.

Non-Payment Of Policy Loans. If Loan Account Value exceeds Cash Value, then you must make either a loan repayment or a Net Premium payment sufficient to raise the Cash Value or lower the Loan Account Value so that Cash Value exceeds the Loan Account Value. We will send you and any assignee of record a notice indicating the amount that must be paid. If payment is not received at the Home Office [within 30 days of the notice being mailed], the Grace Period will begin. (See "Lapse.") If the Grace Period expires without the payment being made, then the Policy Lapses.

Loan Repayment. You may repay a loan or repay any part of a loan at any time while the Insured is still living and the Policy is in force prior to the Maturity Date. Upon repayment of any part of a loan, Loan Account Value in an amount equal to the payment is transferred to the Subaccounts and the Fixed Account as of the date that the payment is received by us. [Unless you specify otherwise, the amount transferred is allocated among or between the Subaccounts and the Fixed Account in accordance with your allocation instructions for Net Premium Payments in effect at that time.]

Effect of a Policy Loan. A loan, whether or not repaid, has a permanent effect on the Death Benefit and Policy values because the investment results of the Subaccounts and current interest rates credited on Fixed Account Value do not apply to Policy Value in the Loan Account. The larger the loan and longer the loan is outstanding, the greater will be the effect of Policy Value being held as collateral in the Loan Account. Depending on the investment results of the Subaccounts or credited interest rates for the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans also may increase the potential for lapse if investment results of the Subaccounts to which Surrender Value is allocated is unfavorable. If a Policy Lapses with loans outstanding, certain amounts may be subject to income tax and a 10% penalty tax. See "Tax Considerations," for a discussion of the tax treatment of Policy loans. In addition, if a Policy is a "modified endowment contract," loans may be currently taxable and subject to a 10% penalty tax.

Charges and Deductions
--------------------------------------------------------------------------------

Fund Charges. Charges made by the Funds are discussed in the Funds' prospectuses and in their statements of additional information available from the address shown on the first page of this prospectus.

Premium Expense Charge. We make a deduction from premiums for Premium Expense Charges charged by your state of residence. We determine your state of residence by the mailing address as shown on our records. The initial percentage of reduction for state charges is shown on the data page of the Policy.

Monthly Deduction. The Monthly Deduction due on each Monthly Processing Day will be the sum of:

         o  The Cost of Insurance for that month; plus

         o  The Policy Fee; plus

         o  The Administrative Fee; plus

         o The cost of any additional benefits provided by rider, if any.

The Monthly Deduction is collected by redeeming the number of Accumulation Units (or fraction of Accumulation Units) in Subaccounts (and/or withdrawing values from the Fixed Account) in an amount equal to the Monthly Deduction.

Cost of Insurance. The Cost of Insurance rate for the Policy will be determined by the Insured's Attained Age, sex, tobacco status, and rating class. (For factors used in Non-gender Policies, see the Section entitled Non-gender Policies.) Cost of Insurance rate charges will depend on our expectations as to future mortality experience. Tobacco User rates are determined based on Age, gender, and duration. Higher rates are charged if we determine that for some reason the Insured is a higher mortality risk. The Tobacco User and Non-Tobacco User rates are further classified as either preferred or standard based on underwriting guidelines and principles. The monthly Cost of Insurance rate will not exceed the rates shown in Table I - Guaranteed Maximum Insurance Rates contained in the Policy. However, we may charge less than these rates. While not guaranteeing to do so, we intend to charge less than the guaranteed maximum insurance rates after the 10th Policy year. The guaranteed maximum insurance rates are based on the 1980 CSO Mortality Tables, Age last birthday.

The Cost of Insurance is determined by multiplying the Cost of Insurance rate by the Net Amount At Risk for a Policy. Under death benefit option 2, the Net Amount At Risk is always the Specified Amount. Under death benefit option 1, the Net Amount At Risk is the Specified Amount less the Policy Value. For a Policy where there has been an increase in Specified Amount, the Cost of Insurance rate applicable to the initial Specified Amount is usually different from that for the increase. Likewise, there is a Net Amount At Risk associated with the initial Specified Amount and the increase. The Net Amount At Risk for the initial Specified Amount is multiplied by the Cost of Insurance rate for the initial Specified Amount to determine the Cost of Insurance charge for the initial Specified Amount and the Net Amount At Risk for the increase is multiplied by the Cost of Insurance rate for the increase to determine the Cost of Insurance for the increase. To compute the net amounts at risk after an increase for a Policy with an option 1 death benefit, Policy Value is first used to offset the initial Specified Amount, and any Policy Value in excess of the initial Specified Amount is then used to offset the increase in Specified Amount.

Policy Fee. The Policy Fee is $6 per month. It is a fee we charge to compensate for some of the administrative expenses associated with the Policy. The fee cannot be increased.

Administrative Charge. We assess an administrative charge of $.45 per thousand dollars of Specified Amount per year on a monthly basis to reimburse us for some of the administrative expenses associated with the Policy. The charge increases if the Specified Amount increases in proportion to the amount of increase. The charge does not decrease in the event of a Specified Amount decrease. This charge is only charged during the first 10 Policy years of the Policy or, on an increase in Specified Amount, during the first 10 Policy years after the increase.

The Administrative Charge, together with the Policy Fee, is designed to equitably distribute the administrative costs among all Policies.

Cost of Additional Benefits. The cost of additional benefits will include charges for any additional insurance benefits added to the Policy by rider. These charges are for insurance protection, and the amounts will be specified in the Policy.

Mortality and Expense Risk Charge. We daily deduct a mortality and expense risk charge of .00002466% of the Policy's Net Asset Value in the Separate Account (and the Policy Value in the Fixed Account), which is equal on an annual basis to 0.9%. The mortality risk assumed is that the Insured may not live as long as expected. The expense risk assumed by us is that the actual expense will be greater than what we expected. We have primary responsibility for all administration for the Policy, the Separate Account and the Fixed Account. Such administration includes, among other things, Policy issuance, underwriting, maintenance of Policy records, Policy service, and all accounting, reserves calculations, regulatory and reporting requirements, and audit of the Separate Account. If proceeds from this charge are not needed to cover mortality and expense risks, we may use proceeds to finance distribution of the Policies or for any other lawful purpose.

Surrender Charges. To reimburse us for sales expenses and Policy issue expenses, including but not limited to representatives' commissions, advertising, sales materials, training allowances, and preparation of prospectuses, we deduct Surrender Charges from the proceeds in the event of a complete surrender of the Policy during the first nine years. If the Policy is not surrendered in the first nine years there is no charge. A chart showing the percentage of Surrender Charges remaining at the beginning of Policy years 2 through 9 is shown below.

The Surrender Charges vary by the Age of Insured, gender, and rating class. For a 35-year-old male Non-Tobacco User, the charges would be $7.71 per $1,000 of the Specified Amount. For a 50-year-old male Non-Tobacco User, the charges would be $15.91 per $1,000 of Specified Amount. For a chart showing how the charges vary, see Appendix B.

The Surrender Charges decrease annually after the first year. The percentage of the Surrender Charges remaining in each Policy year is:

                     Beginning                      Percentage of
                    Policy Year              Surrender Charges Remaining
                    -----------              ---------------------------
                        2                               95%
                        3                               90%
                        4                               85%
                        5                               75%
                        6                               65%
                        7                               50%
                        8                               35%
                        9                               20%
                       10+                               0%

Transfer Fee. Currently, we allow an unlimited number of transfers in each Policy year without charge. After twelve transfers in any given Policy year, we may deduct $10 per transfer from the amount transferred.

Federal and State Income Taxes. Other than Premium Expense no charges are currently made against the Separate Account and/or Fixed Account for federal or state income taxes. In the event we determine that any such taxes will be imposed, we may make deductions from the Separate Account and/or Fixed Account to pay such taxes.

Duplicate Policy Charge. You can obtain a certification of your Policy at no charge. There will be a $30 charge for a duplicate Policy.

Increase of Specified Amount Charge. We may assess a $100 charge for each increase in Specified Amount after the first in a Policy year.

We currently intend to waive certain fees as stated above. We, however, reserve the right to reinstate the fees and charges in the future.

Other Policy Benefits and Provisions
--------------------------------------------------------------------------------

Owner, Beneficiary

You are the person who purchases the Policy and is named in the application. You may be other than the Insured.

You may name one or more Beneficiaries in the application. Beneficiaries may be classified as primary or contingent. If no primary Beneficiary survives the Insured, payment will be made to contingent Beneficiaries. Beneficiaries in the same class will receive equal payments unless otherwise directed. A Beneficiary must survive the Insured in order to receive his or her share of the Death Benefit Proceeds. If a Beneficiary dies before the Insured dies, his or her unpaid share is divided among the Beneficiaries who survive the Insured. The unpaid share will be divided equally unless you direct otherwise. If no Beneficiary survives the Insured, the Death Benefit Proceeds will be paid to you, if living, or to your estate.

You may change the Beneficiary while the Insured is living. The written consent of all Assignees and Irrevocable Beneficiaries must be obtained before a change. To make a change, you must provide us with a Written Request satisfactory to us. The request will not be effective until we record it. After the request is recorded, it will take effect as of the date you signed the request. We will not be responsible for any payment or other action taken before the request is recorded. We may require the Policy be returned for endorsement of the Beneficiary change.

Our Right to Contest the Policy

We have the right to contest the validity of the Policy or to resist a claim under it on the basis of any material misrepresentation of a fact stated in the application or any supplemental application. We also have the right to contest the validity of any increase of Specified Amount or other change to the Policy on the basis of any material misrepresentation of a fact stated in the application (or supplemental application) for such increase in coverage or change. In issuing this Policy, we rely on all statements made by or for the Insured in the application or in a supplemental application. In the absence of fraud, we consider statements made in the application(s) to be representations and not warranties.

In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after it has been in force during the lifetime of the Insured for two years from the Policy Issue Date, or if reinstated, for two years from the date of reinstatement. Likewise, we cannot contest any increase in coverage effective after the Policy Issue Date, or any reinstatement thereof, after such increase or reinstatement has been in force during the lifetime of the Insured for two years from its effective date.

Right to Convert

You may convert this Policy to a fixed Policy during the first 24 months after the Policy Issue Date. It may be converted to a fixed Policy by transferring, without charge, the value in the Subaccounts to the Fixed Account unless state law requires otherwise. If you do so, future payments will be allocated to the Fixed Account, unless you specify otherwise. The conversion will become effective when we receive your Written Request.

Transfer of Ownership

You may transfer ownership of the Policy. The written consent of all assignees and Irrevocable Beneficiaries must be obtained before the transfer. The request to transfer must be in writing and filed at the Home Office. The transfer will take effect as of the date the notice was signed. We may require that the Policy be sent in for endorsement to show the transfer of ownership.

We are not responsible for the validity or effect of any transfer of ownership. We will not be responsible for any payment or other action we have taken before receiving Written Request for transfer.

Collateral Assignments

You may assign the Policy as collateral security. The written consent of all Irrevocable Beneficiaries must be obtained before an assignment. The assignment must be in writing and filed at the Home Office. The assignment will then take effect as of the date the Written Request was signed.

We are not responsible for the validity or effect of any collateral assignment. We will not be responsible for any payment or other action we have taken before receiving the written collateral assignment.

A collateral assignment takes precedence over the interest of a Beneficiary. Any Policy proceeds payable to an assignee will be paid in one sum. Any remaining proceeds will be paid to the designated Beneficiary or Beneficiaries.

A collateral assignee is not an Owner. A collateral assignee is a person or entity to whom you give some, but not all ownership rights under the Policy. A collateral assignment is not a transfer of ownership.

Effect of Misstatement of Age or Gender

For a Policy based on male or female cost of insurance rates (see data page for basis), if the insured's age or gender has been misstated, an adjustment will be made to reflect the correct age and gender as follows (unless a different result is required by state law):

         a. If the misstatement is discovered at death, the death benefit amount will be adjusted based on what the cost of insurance rate as of the most recent monthly processing day would have purchased at the insured's correct age and gender.

         b. If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the insured's correct age and gender beginning on the next monthly processing day.

For a Policy based on blended cost of insurance rates (see data page for basis), a misstatement of gender will not result in an adjustment. However, if the insured's age has been misstated, an adjustment will be made to reflect the correct age as follows (unless a different result is required by state law):

         a. If the misstatement is discovered at death, the death benefit amount will be adjusted based on what the cost of insurance rate as of the most recent monthly processing day would have purchased at the insured's correct age.

         b. If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the insured's correct age beginning on the next monthly processing day.

Suicide Exclusion

If the Insured commits suicide, while sane or insane, within two years of the Policy Issue Date, our liability is limited to an amount equal to the Policy Value less any Loan Amount. We will pay this amount to the Beneficiary in one sum.

If the Insured commits suicide, while sane or insane, within two years from the effective date of any increase in Specified Amount, our liability with respect to that increase is limited to an amount equal to the cost of insurance attributable to the increase from the effective date of the increase to the date of death.

Dividends

While the Policy is In Force, it will share in our divisible surplus. We determine the Policy's share annually. It is payable annually on the Policy Anniversary. You may select to have dividends paid into the Subaccounts and the Fixed Account as Net Premiums or to have dividends paid in cash. If no option is selected, the dividends will be paid into Subaccounts and/or Fixed Account as Net Premiums. We currently do not expect to pay dividends during the first 10 Policy Years. For each of Policy years 11-20, we project annual dividends equal to 0.70% of the Policy Value at the end of the Policy year. For each Policy year 21 and after we project annual dividends equal to 1.10% of the Policy Value at the end of the Policy year. These dividends are not guaranteed. They are reflected in Illustrations 1, 3, 5 and 7 of Appendix A.

Suspension of Payments

For amounts allocated to the Separate Account, we may suspend or postpone the right to transfer among Subaccounts, make a surrender or Partial Withdrawal, or take a Policy loan when:

         1. The New York Stock Exchange is closed other than for customary weekend and holiday closings.

         2. During periods when trading on the Exchange is restricted as determined by the SEC.

         3. During any emergency as determined by the SEC which makes it impractical for the Separate Account to dispose of its securities or value its assets.

         4. During any other period permitted or required by order of the SEC for the protection of investors.

To the extent values are allocated to the Fixed Account, the payment of full or Partial Withdrawal proceeds or loan proceeds may be deferred for up to six (6) months from the date of the surrender or loan request, unless state law requires exception to the period of deferment. Death Benefit Proceeds may be deferred for up to 60 days from the date we receive proof of death.

Accelerated Benefit Option

We will advance up to 50% of a Policy's eligible death benefit, subject to a $250,000 maximum per Insured, if we receive satisfactory proof that the Insured is terminally ill and if you elect to receive an accelerated payment of the death benefit. Terminal illness is a non-correctable medical condition in which the Insured's life expectancy is no more than twelve months. Policy Value is excluded from the calculation of the eligible death benefit. If you elect to receive an accelerated benefit, we will assess an administrative charge (of no more than $300) and will deduct interest on the amount being accelerated. As a result, the amount payable to the Beneficiary at death is reduced by an amount greater than the amount you receive as an accelerated benefit. The accelerated benefit is available only in states which have approved the Endorsement and may vary from state to state. The tax consequences of accelerated benefits is uncertain and a tax advisor should be consulted.

Reports To Owners. We will confirm any of the following within seven days:

         o The receipt of any Net Premium (except premiums received before Policy Issue Date or by preauthorized check).

         o The receipt of any instructions to change allocation of Net Premiums.

         o Any transfer between Subaccounts; any loan, interest repayment, or loan repayment; any Partial Withdrawal; any return of premium necessary to comply with applicable maximum premium limitations.

         o Any   restoration  to  Policy  Value   following   exercise  of  the
           right-to-examine privilege for an increase in Specified Amount.

         o Exercise of the right-to-examine privilege.

         o An exchange of the Policy or increase in Specified Amount.

         o Full surrender of the Policy.

         o Payment of Death Benefit Proceeds.

We will also mail to you, at your last known address of record, a report containing such information as may be required by any applicable law or regulation, and a statement for the Policy year showing all transactions previously confirmed and any credit to the Separate Account of interest on amounts held in the Loan Account.

Voting Rights. We will vote Fund shares held in the Separate Account at regular and special shareholder meetings of the underlying funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. We will vote shares for which it has not received timely instructions and shares attributable to Policies sold to employee benefit plans not registered pursuant to an exemption from the registration provisions of the Securities Act of 1933, in the same proportion as we vote shares for which it has received instructions. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or we otherwise determine that it is allowed to vote the shares in its own right, it may elect to do so.

You have the voting interest under a Policy. The number of votes you have a right to instruct will be calculated separately for each Subaccount. You have the right to instruct one vote for each $1 of Policy Value in the Subaccount with fractional votes allocated for amounts less than $1. The number of votes you have available will coincide with the date established by the fund for determining shareholders eligible to vote at the relevant meeting of the Fund's shareholders. Voting instructions will be solicited by written communication before such meeting in accordance with procedures established by the funds. Each owner having a voting interest in a Subaccount will receive proxy materials and reports relating to any meeting of shareholders of the fund in which that Subaccount invests.

We may, when required by state insurance regulatory authorities, vote shares of a fund without regard to voting instructions from owners, if the instructions would require that the shares be voted so as to cause a change in the sub-classification of a fund, or investment objectives of a fund, or to approve or disapprove an investment advisory contract for a fund. In addition, we may, under certain circumstances, vote shares of a fund without regard to voting instructions from owners in favor of changes initiated by owners in the investment Policy, or the investment adviser or the principal underwriter of a Fund. For example, we may vote against a change if we in good faith determine that the proposed change is contrary to state or federal law or we determine that the change would not be consistent with the investment objectives of a fund and would result in the purchase of securities for the Separate Account which vary from the general quality and nature of investments and investment techniques used by our other Separate Accounts.

Riders and Endorsements
--------------------------------------------------------------------------------

A rider attached to a Policy adds additional insurance and benefits. The rider explains the coverage it offers. A rider is available only in states which have approved the rider. A rider may vary from state to state. Some riders are not available to Policies sold to employee benefit plans. The cost for riders is deducted as a part of the Monthly Deduction. Riders are subject to normal underwriting requirements. We reserve the right to stop offering the riders mentioned below and to offer additional riders.

Children's Insurance. The rider provides level term insurance to Children of the Insured up to the earlier of Age 23 of the child or Age 65 for the Insured. The death benefit will be payable to the Beneficiary stated in the rider upon the death of any Insured child. If the Insured parent dies before termination of this rider, the coverage on each child becomes paid-up term insurance to Age 23. This rider may be converted to a new Policy without evidence of insurability on each Insured child's 23rd birthday or at Age 65 of the person insured under the Policy to which the rider is attached, if sooner.

Guaranteed Insurability. The rider provides that additional insurance may be purchased on the life of the Insured on specific future dates at standard rates without evidence of insurability. It is issued only to standard or preferred risks. It may be issued until the Policy Anniversary following the Insured's 37th birthday.

Accidental Death Benefit. The rider provides for the payment of an additional death benefit on the life of the Insured should death occur due to accidental bodily injury occurring before Age 70. The premium for the Accidental Death Benefit is payable to Age 70.

Other Insured. This rider provides additional level term insurance. The "other Insured" could be the Insured (except in states where it is not allowed by law) or could be another person within the immediate family of the Insured. The death benefit expires on the "other Insured's" 95th birthday or upon termination of the Policy, whichever comes first. Evidence of insurability is required for issuance of the rider or to increase the amount of the death benefit. The rider may be issued until the Policy Anniversary following the Insured's 65th birthday.

Waiver of Premium Disability. This rider provides that, during the Insured's total disability, we will waive Monthly Deduction for administrative and life insurance costs or Basic Guarantee Premium, if greater. The rider may be issued until the Policy Anniversary following the Insured's 55th birthday. It may be renewed until the Policy Anniversary following the Insured's 65th birthday.

Executive Benefits Plan Endorsement. This endorsement is available on policies issued in conjunction with certain types of deferred compensation and/or employee benefits plans. The executive benefits plan endorsement waives the Surrender Charges on the Policy to which it is attached subject to the following conditions:

     1. The Policy is surrendered and the proceeds are used to fund a new Policy provided through CUNA Mutual Life Insurance Company or an affiliate.

     2. The Policy is owned by a business or trust.

     3. The new Policy is owned by the same entity.

     4. The insured under the Policy is a selected manager or a highly compensated employee (as those terms are defined by Title 1 of the Employee Retirement Income Security Act, as amended).

     5. The insured under the new contract is also a selected manager or highly compensated employee.

     6. We receive an application for the new contract (and have evidence of insurability satisfactory to us).

There is no charge for this benefit. However, if you exercise this benefit during the first two contract (Policy) years, we reserve the right to charge a fee to offset expenses incurred. This fee will not exceed $150. The Executive Benefits Plan Endorsement may not be available in all states.


Federal Income Tax Considerations
--------------------------------------------------------------------------------

Introduction

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

Tax Status of the Policy

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements should be applied is limited. Nevertheless, we believe that Policies issued on a standard premium class basis should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard basis, and it is not clear whether such Policies will in all cases satisfy the applicable requirements, particularly if you pay the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable universal life insurance contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of an owner to allocate premium payments and Policy Value and the narrow investment objective of certain Funds, have not been explicitly addressed in published rulings. While we believe that the Policies do not give you investment control over Separate Account assets, we reserve the right to modify the Policies as necessary to prevent you from being treated as the owner of the Separate Account assets supporting the Policy.

In addition, the Code requires that the investments of the Separate Accounts be "adequately diversified" in order for the Policies to be treated as life insurance contracts for federal income tax purposes. It is intended that the Separate Accounts, through the Funds, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Benefits

In General. We believe that the death benefit under a Policy should be excludible from the gross income of the beneficiary.

Federal,  state  and  local  transfer,  estate,   inheritance,   and  other  tax
consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary. A tax advisor should be consulted on these consequences.

Generally, you will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy years or seven years following a material change to the Policy. Certain changes in a Policy after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective Owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

Distributions Other Than Death Benefits from Modified Endowment Contracts. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

All distributions other than death benefits from a Modified Endowment Contract, including distributions upon surrender and Partial Withdrawals, are treated first as distributions of gain taxable as ordinary income and as tax-free recovery of your investment in the Policy only after all gain has been distributed.

Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed in same manner as surrenders and Partial Withdrawals.

A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when you have Attained Age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of the your and your beneficiary or designated beneficiary.

Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of your investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with Policy loans after the later of the 10th Policy Anniversary or Attained Age 65 is less clear and a tax advisor should be consulted about such loans.

Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

Investment in the Policy. Your investment in the Policy is generally the aggregate premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

Policy Loans. In general, interest on a Policy loan will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

Multiple Policies. All Modified Endowment Contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in your income when a taxable distribution occurs.

Accelerated Death Benefit Rider. The federal income tax consequences associated with the Accelerated Benefit Option Endorsement are uncertain. You should consult a qualified tax advisor about the consequences of requesting payment under this Endorsement. (See page 29 for more information regarding the Endorsement.)

Special Rules for Pension and Profit-Sharing Plans

If a Policy is  purchased  by a  pension  or  profit-sharing  plan,  or  similar deferred compensation arrangement, the federal, state and estate tax consequences could differ. A competent tax advisor should be consulted in connection with such a purchase.

The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. The current cost of insurance for the Net Amount At Risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. We report this cost (generally referred to as the "P.S. 58" cost) to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the Policy Value is not taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified advisor regarding ERISA.

Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified advisor before requesting a loan under a Policy held in connection with a retirement plan.

Business Uses of the Policy

Businesses can use the Policy in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax advisor. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the Policy.

The Company's Taxes

Under current federal income tax law, we are not taxed on the Separate Account's operations. Thus, currently we do not deduct charges from the Separate Account for its federal income taxes. We reserve the right to charge the Separate Account for any future federal income taxes that it may incur.

Under current laws in several states, we may incur state and local taxes (in addition to Premium Expense Charges). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

CUNA Mutual Life Insurance Company Directors and Executive Officers
--------------------------------------------------------------------------------

       Name                                             Occupation

    Directors

    James C. Barbre                      1994-Present            ACT Technologies, Inc.
                                                                 President/Chief Operating Officer
                                         1985-1993               Self-employed consultant in carpet
                                                                 Manufacturing and distribution in Dalton, GA

    Robert W. Bream                      1991-Present            United Airlines Employees Credit Union
                                                                 President/Chief Executive Officer

    Wilfred F. Broxterman                1997-Present            Broxterman Group
                                                                 President/Chief Executive Officer
                                         1989-1997               Hughes Aircraft Employees Federal Credit Union
                                                                 President/Chief Executive Officer

    James L. Bryan                       1974-Present            Texans Credit Union
                                                                 President/Chief Executive Officer

    Loretta M. Burd                      1987-Present            Centra Credit Union
                                                                 President/Chief Executive Officer

    Ralph B. Canterbury                  1965-Present            US Airways Federal Credit Union
                                                                 President

    Joseph N. Cugini                     1959-Present            Westerly Community Credit Union
                                                                 President/Chief Executive Officer

    Rudolf J. Hanley                     1982-Present            Orange County Teachers Federal Credit Union
                                                                 President/Chief Executive Officer

    Jerald R. Hinrichs                   1990-Present            Hinrichs & Associates
                                                                 Insurance Marketing Consultants
                                                                 Owner/President

    Michael B. Kitchen                   1995-Present            CUNA Mutual Life Insurance Company*
                                                                 President and Chief Executive Officer
                                         1992-1995               The CUMIS Group Limited
                                                                 President/Chief Executive Officer

    Robert T. Lynch                      1996-Present            Retired
                                         1970-1996               Detroit Teachers Credit Union
                                                                 Treasurer/General Manager

    Brian L. McDonnell                   1977-Present            Navy Federal Credit Union
                                                                 President/Chief Executive Officer

    C. Alan Peppers                      1992-Present            Denver Public Schools Credit Union
                                                                 President/Chief Executive Officer

    Omer K. Reed                         1997-Present            Retired
                                         1959-1997               Self-employed dentist

    Richard C. Robertson                 1959-Present            Arizona State Savings & Credit Union
                                                                 President/General Manager

    Rosemarie M. Shultz                  1997-Present            Retired
                                         1976-1997               North Coast Credit Union
                                                                 President/Chief Executive Officer

    Neil A. Springer                     1994-Present            Springer & Associates, L.L.C.
                                                                 Managing Director
                                         1992-1994               Slayton International, Inc.
                                                                 Senior Vice President

    Farouk D.G. Wang                     1987-Present            University of Hawaii at Manoa
                                                                 Director of Buildings and Grounds Management

    Larry T. Wilson                      1974-Present            Coastal Federal Credit Union
                                                                 President/Chief Executive Officer

    Executive Officers

    Wayne A. Benson                      1997 - Present          CUNA Mutual Life Insurance Company*
                                                                 Chief Officer - Sales

    Michael S. Daubs                     1973-Present            CUNA Mutual Life Insurance Company*
                                                                 Chief Officer - Investments
                                                                 CIMCO Inc.
                                                                 President

    John A. Gibson                       1988-Present            CUNA Mutual Life Insurance Company*
                                                                 Chief Officer - Marketing

    James M. Greaney                     1998-Present            CUNA Mutual Life Insurance Company*
                                                                 Chief Officer - Corporate Services

    Richard J. Keintz                    1979-Present            CUNA Mutual Life Insurance Company*
                                                                 Chief Officer - Finance and Information Services

    Michael B. Kitchen                   1995-Present            CUNA Mutual Life Insurance Company*
                                                                 President and Chief Executive Officer
                                         1992-1995               The CUMIS Group Limited
                                                                 President and Chief Executive Officer

    Reid A. Koenig                       1999-Present            CUNA Mutual Life Insurance Company
                                                                 Chief Officer - Operating
                                         1994-Present            Vice President - Members Services

    Daniel E. Meylink, Sr.               1983-Present            CUNA Mutual Life Insurance Company*
                                                                 Chief Officer - Member Services

    Kevin G. Shea                        1976-Present            CUNA Mutual Life Insurance Company*
                                                                 Chief Officer - Lending Services

    John M. Waggoner                     1977-Present            CUNA Mutual Life Insurance Company*
                                                                 Chief Officer - Legal

    *We entered into a permanent affiliation with the CUNA Mutual on July 1, 1990. Those persons marked with an "*" hold identical titles with CUNA Mutual. The most recent position has been given for those persons who have held more than one position with the Company or CUNA Mutual Insurance Society during the last five year period. Each person has business addresses at both 2000 Heritage Way, Waverly, Iowa 50677-9202, and 5910 Mineral Point Road, Madison, Wisconsin 53705-4456.

Additional Information
--------------------------------------------------------------------------------

Addition, Deletion Or Substitution Of Investments

We reserve the right, to make additions to, deletions from, or substitutions for the shares of a Fund that are held in the Separate Account or that the Separate Account may purchase. If the shares of a Fund are no longer available for investment or if, in our judgment, further investment in any Fund should become inappropriate, we may redeem the shares, if any, of that Fund and substitute shares of another Fund. To the extent required by the 1940 Act or other applicable law, we will not substitute any shares attributable to a Policy's interest in a Subaccount without notice and prior approval of the SEC and state insurance authorities.

We also reserve the right to establish additional Subaccounts of the Separate Account, each of which would invest in shares of a new corresponding Fund having a specified investment objective. We may, in its sole discretion, establish new Subaccounts or eliminate or combine one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new Subaccounts may be made available to existing Owners on a basis to be determined by us. Subject to obtaining any approvals or consents required by applicable law, the assets of one or more Subaccounts may be transferred to any other Subaccount if, in our sole discretion, marketing, tax, or investment conditions warrant.

In the event of any such substitution or change, we (by appropriate endorsement, if necessary) may change the Policy to reflect the substitution or change. Affected Owners will be notified of such a material substitution or change. If you object to the change, you may exchange the Policy for a fixed benefit whole life insurance policy then issued by us. The new Policy will be subject to normal underwriting rules and other conditions determined by us. No evidence of insurability will be necessary. The option to exchange must be exercised within sixty (60) days of notification to you of the investment Policy change. You may also Surrender the Policy.

If we consider it to be in the best interest of Owners, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management investment company under the 1940 Act, it may be deregistered under the 1940 Act if registration is no longer required, it may be combined with other Company separate accounts, or its assets may be transferred to another separate account of ours. In addition, we may, when permitted by law, restrict or eliminate any voting rights of Owners or other persons who have such rights under the Policies.

State Regulation

We are subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering our operations for the preceding year and our financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine our liabilities and reserves so that the Insurance Department may certify the items are correct. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which it may operate.

Legal Proceedings

Us and our subsidiaries, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are not pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account or the Company.

Independent Auditors

The financial statements included herein and elsewhere in the Registration Statement have been included in reliance upon the reports of Price Waterhouse Coopers, [ ], independent auditors, and upon the authority of said firm as experts in accounting and auditing.

Actuarial Matters

Actuarial matters included in this prospectus have been examined by Scott Allen, FSA, MAAA Product Manager Variable Products, CUNA Mutual Life Insurance Company, Waverly, Iowa, as stated in the opinion filed as an exhibit to the Registration Statement.

Registration Statement

A Registration Statement under the Securities Act of 1933 relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted from this prospectus pursuant to the rules and regulations of the Securities and Exchange Commission. Statements contained in this prospectus concerning the Policy and other legal documents are summaries. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, D.C.

Preparing For Year 2000

Like all financial service providers, the Company and its affiliates utilize systems that may be affected by Year 2000 transition issues, and they rely on service providers, including administrators and investment managers, that also may be affected. The Company and its affiliates have developed, and are in the process of implementing, a Year 2000 readiness plan, and are confirming that its service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts will have a negative impact on us or our affiliates. However, as of the date of this prospectus, it is not anticipated that Owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 readiness implementation. As of the date of this prospectus, the Company and its affiliates believe that all of their critical systems are Year 2000 ready, but there can be no assurance that we were successful, or that interaction with other service providers will not impair the Company's or its affiliates' services at that time. We will be testing the remainder of our systems through out 1999, and will have continuity plans in place designed to minimize the impact of any unforeseen failures.

Distribution Of Policies

Questions regarding the Policy should be directed to CUNA Brokerage Services, Inc., Office of Supervisory Jurisdiction, 2000 Heritage Way, Waverly, Iowa, 50677-9202, (800) 798-5500, (319) 352-4090. Its IRS employer identification number is 39-1438257. CUNA Brokerage Services, Inc. is wholly-owned by CUNA Mutual Investment Corporation which in turn is wholly-owned by CUNA Mutual. CUNA Brokerage Services, Inc., 5910 Mineral Point Road, Madison, Wisconsin, 53705-4456, the principal underwriter for the Policy is a broker/dealer registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers. CUNA Mutual Life Insurance Company, the issuer of the Policy, entered into a permanent affiliation with CUNA Mutual on July 1, 1990. The Policies will be sold through registered representatives who will be paid first-year and renewal commissions for their services.

We may pay sales commissions to broker-dealers up to an amount equal to 8.5% of the total premiums paid under the Policy. These broker-dealers are expected to compensate sales representatives in varying amounts from these commissions. We may also pay other distribution expenses such as agents' insurance and pension benefits, agency expense allowances, and overhead attributable to distribution. In addition, we may from time to time pay or allow additional promotional incentives in the form of cash or other compensation. These distribution expenses do not result in any additional charges under the Contracts that are not described under CHARGES AND DEDUCTIONS.

Financial Statements
--------------------------------------------------------------------------------

Our financial statements are immediately following the financial statements of the Separate Account. Our financial statements should be considered only as bearing upon our ability to meet our obligations under the Policy and should not be considered as bearing on the investment performance of the Separate Account.



                        CUNA MUTUAL LIFE VARIABLE ACCOUNT


                              Financial Statements





                       CUNA MUTUAL LIFE INSURANCE COMPANY


               Financial Statements and Supplementary Information




Appendix A - Illustrations of Policy Values and Death Benefits
--------------------------------------------------------------------------------

The following tables have been prepared to help show how values under the Policy can change with investment performance. At your request, we will provide an illustration based upon your Age, planned premium payments and other factors.

The illustrations are based on the following five factors. (The upper right hand corner of each illustration identifies those factors.)

       1. Age at issue - Some show Age 35. Others show Age 50.

       2.  Planned annual premium - The premium illustrated is $1,200 or $2,500.

       3. Cost of Insurance - Some show the mortality rates currently being charged. Others show the guaranteed rate (the maximum rate the Policy allows us to charge).

       4.  Projected  Dividends  -  Illustrations  based on current  mortality
           rates  include   projected   dividends.   Illustrations   based  on
           guaranteed mortality rates do not.

       5. Choice of death benefit option - Some show option 1 and others show option 2.

Factors That Do Not Vary

All the illustrations make the following assumptions:

         o  The Insured is a non Tobacco User.
         o  The Specified Amount of coverage is $100,000.
         o Planned premiums are paid on the first day of the Policy year for 30 years.
         o  No loans are taken.
         o  No Partial Withdrawals are made.
         o All Net Premium is allocated to the Separate Account and invested equally in each Fund. o No changes are made to the Specified Amount.
         o  No transfer fees are incurred.
         o  The Policy has no riders.
         o  The charge for state Premium Expense Charge is 2%.
         o  No federal income tax is paid.

Effect of Hypothetical Investment Returns

To show how investment return affects Policy values, the tables illustrate three different hypothetical rates of return. The tables show gross annual rates of return of 0%, 6% and 12%, which produce approximate net annual rates of return of -1.64%, 4.36% and 10.36%, respectively. Net returns are lower than gross returns due to charges made by the Separate Account and by the underlying funds. Charges are expressed as a percentage of average daily net assets.

The table below shows for each Subaccount the total of the mortality and expense fee and the underlying series level fees.


                                            Mortality & Expense              Fund Fees*            Total
Capital Appreciation Stock                           .90                        .81                 1.71
Growth and Income Stock                              .90                        .61                 1.51
Balanced                                             .90                        .71                 1.61
Bond                                                 .90                        .56                 1.46
Money Market                                         .90                        .46                 1.36
T. Rowe Price International Stock                    .90                       1.05                 1.95
MFS Global Governments                               .90                       1.00                 1.90
MFS Emerging Growth                                  .90                       0.87                 1.77
Oppenheimer High Income
Templeton Developing Markets

Average                                             [.90                        .72                 1.62]

* The illustrations on the following pages are computed using the average (1.62) total expense across the Subaccounts for last year. The Fund Fees are the expenses incurred by each Fund during the most recent fiscal year. The prospectus and statement of additional information for each Fund more fully discusses its expenses. Certain expenses of the MFS Global Governments Fund were reimbursed by the Fund's investment adviser during 1998. Pursuant to an agreement between the Fund and its investment adviser, the reimbursement will continue past the current fiscal year. Absent the expense reimbursement, the MFS Global Governments Fund expenses (Fund Fees) would have been 1.15%.


How Varying a Factor Affects Hypothetical Investment Returns

Changing any factor in the illustrations would change many numbers throughout the table. For example, illustrated values would be different if the Insured were a different Age, a different risk classification, or if Non-gender mortality rates were used. Policy values would change if premiums were paid at different times or in different amounts or if investment rates of return fluctuated up and down. Policy values based on current mortality charges would be lower if we did not pay the dividends it has projected but not guaranteed. (Dividends are expected to be $39 beginning in Policy year 11, plus .70% of average Policy Value during Policy years 11-20 and 1.10% beginning in Policy year 21.) Policy values would be lower if more expenses were paid. Expenses vary by each underlying fund portfolio and each has the right to change its charge in the future. The illustrations do not show any charges for federal income taxes. If in the future taxes were due, gross annual rates of return would have to exceed 0%, 6% and 12% by an amount sufficient to cover the charge for taxes in order to produce the Policy values shown.

                          ILLUSTRATION OF POLICY VALUES
                       MEMBERS(R) Variable Universal Life
                  ISSUED BY CUNA MUTUAL LIFE INSURANCE COMPANY
                                    NUMBER 1

Male Non Tobacco User                                                                                               Age at Issue: 35
Specified Amount: $100,000                                                                                    Annual Premium: $1,200
Planned Premium Payable Annually for: 30 years                                                   Based on: Current Mortality Charges
Policy Loans and Partial Withdrawals: None                                                             Projected Dividends: Included
Hypothetical Gross Rates of Return: 0%, 6% and 12%                                                          Death Benefit: Option 1*

 ------- ------------- ---------------------------------- ----------------------------------- =====================================
           Premiums
 End     Accum at 5%              0.00% GROSS                        6.00% GROSS                          12.00% GROSS
 of        Interest              (-1.64% NET)                        (4.36% NET)                          (10.36% NET)
 Year      Per Year
                       ---------------------------------- ----------------------------------- =====================================
                          Death      Accum        Net         Death      Accum        Net       Death       Accum Value     Net
                         Benefit     Value    Cash Value     Benefit     Value     Cash Value   Benefit                  Cash Value
 ------- ------------- ------------ --------- ----------- ------------ --------- ------------ ----------- ------------ ============
   1        1,260          100,000       871         100      100,000       932          161     100,000          994          223
   2        2,583          100,000     1,721         988      100,000     1,898        1,166     100,000        2,083        1,351
   3        3,972          100,000     2,546       1,852      100,000     2,896        2,202     100,000        3,275        2,581
   4        5,431          100,000     3,347       2,692      100,000     3,926        3,271     100,000        4,580        3,925
   5        6,962          100,000     4,123       3,545      100,000     4,990        4,412     100,000        6,010        5,431
   6        8,570          100,000     4,873       4,372      100,000     6,086        5,585     100,000        7,574        7,073
   7        10,259         100,000     5,595       5,209      100,000     7,216        6,831     100,000        9,287        8,902
   8        12,032         100,000     6,289       6,019      100,000     8,380        8,111     100,000       11,165       10,895
   9        13,893         100,000     6,954       6,800      100,000     9,579        9,425     100,000       13,223       13,069
   10       15,848         100,000     7,590       7,590      100,000    10,813       10,813     100,000       15,481       15,481
   15       27,189         100,000    11,734      11,734      100,000    19,308       19,308     100,000       32,806       32,806
   20       41,663         100,000    15,234      15,234      100,000    29,777       29,777     100,000       61,902       61,902
   25       60,136         100,000    18,190      18,190      100,000    43,473       43,473     151,177      112,818      112,818
   30       83,713         100,000    19,803      19,803      100,000    60,847       60,847     242,899      199,098      199,098
 ======= ============= ============ ========= =========== ============ ========= ============ =========== ============ ============


IMPORTANT NOTICE: The hypothetical investment rates of return shown are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including your choice of investment allocations and the investment results of each series of each underlying fund. The death benefits and Policy values would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual Policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

*Under Option 1 the death benefit is the greater of (1) the Specified  Amount or
(2) the Policy Value on the date of death multiplied by the Death Benefit Percentage Factor described in the section of the prospectus titled The Policy Death Benefit Proceeds.

                         ILLUSTRATION OF POLICY VALUES
                       MEMBERS(R) Variable Universal Life
                  ISSUED BY CUNA MUTUAL LIFE INSURANCE COMPANY
                                    NUMBER 2

Male Non Tobacco User                                                                                               Age at Issue: 35
Specified Amount: $100,000                                                                                    Annual Premium: $1,200
Planned Premium Payable Annually for: 30 years                                                Based on: Guaranteed Mortality Charges
Policy Loans and Partial Withdrawals: None                                                         Projected Dividends: Not Included
Hypothetical Gross Rates of Return: 0, 6 and 12%                                                            Death Benefit: Option 1*

  ------- ------------- ---------------------------------- ----------------------------------- =====================================
  End       Premiums
  of      Accum at 5%              0.00% GROSS                        6.00% GROSS                          12.00% GROSS
  Year      Interest              (-1.64% NET)                        (4.36% NET)                          (10.36% NET)
            Per Year
                        ---------------------------------- ----------------------------------- =====================================
                           Death      Accum       Net          Death      Accum        Net         Death       Accum        Net
                          Benefit     Value    Cash Value     Benefit     Value     Cash Value     Benefit     Value     Cash Value
  ------- ------------- ------------ --------- ----------- ------------ --------- ------------ ------------ ---------- =============
    1        1,260          100,000       871         100      100,000       932          161      100,000        994           223
    2        2,583          100,000     1,721         988      100,000     1,898        1,166      100,000      2,083         1,351
    3        3,972          100,000     2,546       1,852      100,000     2,896        2,202      100,000      3,275         2,581
    4        5,431          100,000     3,347       2,692      100,000     3,926        3,271      100,000      4,580         3,925
    5        6,962          100,000     4,123       3,545      100,000     4,990        4,412      100,000      6,010         5,431
    6        8,570          100,000     4,873       4,372      100,000     6,086        5,585      100,000      7,574         7,073
    7        10,259         100,000     5,595       5,209      100,000     7,216        6,831      100,000      9,287         8,902
    8        12,032         100,000     6,289       6,019      100,000     8,380        8,111      100,000     11,165        10,895
    9        13,893         100,000     6,954       6,800      100,000     9,579        9,425      100,000     13,223        13,069
    10       15,848         100,000     7,590       7,590      100,000    10,813       10,813      100,000     15,481        15,481
    15       27,189         100,000    10,480      10,480      100,000    17,763       17,763      100,000     30,857        30,857
    20       41,663         100,000    12,274      12,274      100,000    25,607       25,607      100,000     55,757        55,757
    25       60,136         100,000    12,353      12,353      100,000    34,129       34,129      129,494     96,638        96,638
    30       83,713         100,000     9,637       9,637      100,000    43,010       43,010      198,019    162,311       162,311
  ======= ============= ============ ========= =========== ============ ========= ============ ============ ========== =============


IMPORTANT NOTICE: The hypothetical investment rates of return shown are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including your choice of investment allocations and the investment results of each series of each underlying fund. The death benefits and Policy values would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual Policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

*Under Option 1 the death benefit is the greater of (1) the Specified  Amount or
(2) the Policy Value on the date of death multiplied by the Death Benefit Percentage Factor described in the section of the prospectus titled The Policy Death Benefit Proceeds.

                          ILLUSTRATION OF POLICY VALUES
                       MEMBERS(R) Variable Universal Life
                  ISSUED BY CUNA MUTUAL LIFE INSURANCE COMPANY
                                    NUMBER 3

Male Non Tobacco User                                                                                               Age at Issue: 35
Specified Amount: $100,000                                                                                    Annual Premium: $1,200
Planned Premium Payable Annually for: 30 years                                                   Based on: Current Mortality Charges
Policy Loans and Partial Withdrawals: None                                                             Projected Dividends: Included
Hypothetical Gross Rates of Return: 0%, 6% and 12%                                                          Death Benefit: Option 2*

   ------- ------------- ---------------------------------- ----------------------------------- ====================================
             Premiums
   End     Accum at 5%              0.00% GROSS                        6.00% GROSS                          12.00% GROSS
   of        Interest              (-1.64% NET)                        (4.36% NET)                          (10.36% NET)
   Year      Per Year
                         ---------------------------------- ----------------------------------- ====================================
                            Death     Accum        Net         Death      Accum        Net         Death       Accum         Net
                           Benefit     Value    Cash Value    Benefit     Value     Cash Value     Benefit      Value     Cash Value
   ------- ------------- ------------ --------- ----------- ------------ --------- ------------ ------------ ---------- ============
     1        1,260          100,869       869          98      100,930       930          159      100,992        992           221
     2        2,583          101,715     1,715         983      101,892     1,892        1,160      102,077      2,077         1,344
     3        3,972          102,536     2,536       1,842      102,884     2,884        2,190      103,262      3,262         2,568
     4        5,431          103,330     3,330       2,674      103,905     3,905        3,250      104,556      4,556         3,900
     5        6,962          104,097     4,097       3,519      104,957     4,957        4,379      105,969      5,969         5,390
     6        8,570          104,835     4,835       4,333      106,037     6,037        5,536      107,510      7,510         7,009
     7        10,259         105,542     5,542       5,157      107,146     7,146        6,760      109,192      9,192         8,807
     8        12,032         106,220     6,220       5,950      108,283     8,283        8,013      111,029     11,029        10,759
     9        13,893         106,865     6,865       6,711      109,449     9,449        9,295      113,034     13,034        12,879
     10       15,848         107,477     7,477       7,477      110,642    10,642       10,642      115,222     15,222        15,222
     15       27,189         111,508    11,508      11,508      118,886    18,886       18,886      132,013     32,013        32,013
     20       41,663         114,779    14,779      14,779      128,752    28,752       28,752      159,533     59,533        59,533
     25       60,136         117,287    17,287      17,287      141,014    41,014       41,014      206,497    106,497       106,497
     30       83,713         118,080    18,080      18,080      155,065    55,065       55,065      284,813    184,813       184,813
   ======= ============= ============ ========= =========== ============ ========= ============ ============ ========== ============


IMPORTANT NOTICE: The hypothetical investment rates of return shown are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including your choice of investment allocations and the investment results of each series of each underlying fund. The death benefits and Policy values would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual Policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

*Under Option 2 the death benefit is the greater of (1) the Specified Amount plus the Policy Value on date of death, or (2) the Policy Value on the date of death multiplied by the Death Benefit Percentage Factor described in the section of the prospectus titled The Policy - Death Benefit Proceeds.

                          ILLUSTRATION OF POLICY VALUES
                       MEMBERS(R) Variable Universal Life
                  ISSUED BY CUNA MUTUAL LIFE INSURANCE COMPANY
                                    NUMBER 4

Male Non Tobacco User                                                                                               Age at Issue: 35
Specified Amount: $100,000                                                                                    Annual Premium: $1,200
Planned Premium Payable Annually for: 30 years                                                Based on: Guaranteed Mortality Charges
Policy Loans and Partial Withdrawals: None                                                         Projected Dividends: Not Included
Hypothetical Gross Rates of Return: 0%, 6% and 12%                                                          Death Benefit: Option 2*

   ------- ------------- ---------------------------------- ----------------------------------- ====================================
             Premiums
   End     Accum at 5%              0.00% GROSS                        6.00% GROSS                          12.00% GROSS
   of        Interest              (-1.64% NET)                        (4.36% NET)                          (10.36 NET)
   Year      Per Year
                         ---------------------------------- ----------------------------------- ====================================
                            Death     Accum       Net          Death       Accum        Net         Death     Accum          Net
                           Benefit     Value    Cash Value     Benefit     Value     Cash Value     Benefit    Value     Cash Value
   ------- ------------- ------------ --------- ----------- ------------ --------- ------------ ------------ ---------- ============
     1        1,260          100,869       869          98      100,930       930          159      100,992        992           221
     2        2,583          101,715     1,715         983      101,892     1,892        1,160      102,077      2,077         1,344
     3        3,972          102,536     2,536       1,842      102,884     2,884        2,190      103,262      3,262         2,568
     4        5,431          103,330     3,330       2,674      103,905     3,905        3,250      104,556      4,556         3,900
     5        6,962          104,097     4,097       3,519      104,957     4,957        4,379      105,969      5,969         5,390
     6        8,570          104,835     4,835       4,333      106,037     6,037        5,536      107,510      7,510         7,009
     7        10,259         105,542     5,542       5,157      107,146     7,146        6,760      109,192      9,192         8,807
     8        12,032         106,220     6,220       5,950      108,283     8,283        8,013      111,029     11,029        10,759
     9        13,893         106,865     6,865       6,711      109,449     9,449        9,295      113,034     13,034        12,879
     10       15,848         107,477     7,477       7,477      110,642    10,642       10,642      115,222     15,222        15,222
     15       27,189         110,184    10,184      10,184      117,216    17,216       17,216      129,839     29,839        29,839
     20       41,663         111,638    11,638      11,638      124,161    24,161       24,161      152,400     52,400        52,400
     25       60,136         111,134    11,134      11,134      130,638    30,638       30,638      186,898     86,898        86,898
     30       83,713         107,578     7,578       7,578      135,105    35,105       35,105      239,297    139,297       139,297
   ======= ============= ============ ========= =========== ============ ========= ============ ============ ========== ============


IMPORTANT NOTICE: The hypothetical investment rates of return shown are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including your choice of investment allocations and the investment results of each series of each underlying fund. The death benefits and Policy values would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual Policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

*Under Option 2 the death benefit is the greater of (1) the Specified Amount plus the Policy Value on date of death, or (2) the Policy Value on the date of death multiplied by the Death Benefit Percentage Factor described in the section of the prospectus titled The Policy - Death Benefit Proceeds.

                          ILLUSTRATION OF POLICY VALUES
                       MEMBERS(R) Variable Universal Life
                  ISSUED BY CUNA MUTUAL LIFE INSURANCE COMPANY
                                    NUMBER 5

Male Non Tobacco User                                                                                               Age at Issue: 50
Specified Amount: $100,000                                                                                    Annual Premium: $2,500
Planned Premium Payable Annually for: 30 years                                                   Based on: Current Mortality Charges
Policy Loans and Partial Withdrawals: None                                                             Projected Dividends: Included
Hypothetical Gross Rates of Return: 0%, 6% and 12%                                                          Death Benefit: Option 1*

  ------- ------------- ---------------------------------- ------------------------------------ ====================================
            Premiums
  End     Accum at 5%              0.00% GROSS                         6.00% GROSS                         12.00% GROSS
  of        Interest              (-1.64% NET)                         (4.36% NET)                         (10.36% NET)
  Year      Per Year
                                                           ------------------------------------ ====================================
                        ------------ --------- -----------
                           Death      Accum       Net          Death       Accum        Net        Death       Accum          Net
                          Benefit     Value    Cash Value     Benefit      Value     Cash Value    Benefit      Value     Cash Value
  ------- ------------- ------------ --------- ----------- ------------ ----------- ----------- ----------- ---------- =============
    1        2,625          100,000     1,796         205      100,000       1,924         333     100,000      2,051           460
    2        5,381          100,000     3,538       2,026      100,000       3,906       2,395     100,000      4,290         2,779
    3        8,275          100,000     5,223       3,791      100,000       5,948       4,516     100,000      6,735         5,303
    4        11,314         100,000     6,851       5,499      100,000       8,051       6,699     100,000      9,409         8,057
    5        14,505         100,000     8,426       7,233      100,000      10,223       9,030     100,000     12,341        11,148
    6        17,855         100,000     9,949       8,915      100,000      12,468      11,434     100,000     15,561        14,527
    7        21,373         100,000    11,399      10,604      100,000      14,770      13,974     100,000     19,083        18,288
    8        25,066         100,000    12,780      12,223      100,000      17,133      16,577     100,000     22,946        22,389
    9        28,945         100,000    14,085      13,767      100,000      19,559      19,241     100,000     27,186        26,868
    10       33,017         100,000    15,315      15,315      100,000      22,051      22,051     100,000     31,850        31,850
    15       56,644         100,000    22,906      22,906      100,000      38,790      38,790     100,000     67,450        67,450
    20       86,798         100,000    28,359      28,359      100,000      59,427      59,427     148,897    128,360       128,360
    25      125,284         100,000    31,201      31,201      100,000      87,916      87,916     250,281    233,908       233,908
    30      174,402         100,000    28,707      28,707      133,383     127,031     127,031     434,258    413,579       413,579
  ======= ============= ============ ========= =========== ============ =========== =========== =========== ========== =============


IMPORTANT NOTICE: The hypothetical investment rates of return shown are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including your choice of investment allocations and the investment results of each series of each underlying fund. The death benefits and Policy values would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual Policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

*Under Option 1 the death benefit is the greater of (1) the Specified  Amount or
(2) the Policy Value on the date of death multiplied by the Death Benefit Percentage Factor described in the section of the prospectus titled The Policy Death Benefit Proceeds.

                          ILLUSTRATION OF POLICY VALUES
                       MEMBERS(R) Variable Universal Life
                  ISSUED BY CUNA MUTUAL LIFE INSURANCE COMPANY
                                    NUMBER 6

Male Non Tobacco User                                                                                               Age at Issue: 50
Specified Amount: $100,000                                                                                    Annual Premium: $2,500
Planned Premium Payable Annually for: 30 years                                                Based on: Guaranteed Mortality Charges
Policy Loans and Partial Withdrawals: None                                                         Projected Dividends: Not Included
Hypothetical Gross Rates of Return: 0%, 6% and 12%                                                          Death Benefit: Option 1*

 ------- ------------- ---------------------------------- ----------------------------------- =====================================
            Premiums
  End     Accum at 5%              0.00% GROSS                        6.00% GROSS                          12.00% GROSS
  of        Interest              (-1.64% NET)                        (4.36% NET)                          (10.36% NET)
  Year      Per Year
                        ---------------------------------- ----------------------------------- =====================================
                           Death      Accum       Net          Death      Accum        Net         Death      Accum        Net
                          Benefit     Value    Cash Value     Benefit     Value     Cash Value     Benefit    Value     Surrender
  ------- ------------- ------------ --------- ----------- ------------ --------- ------------ ------------ ---------- =============
    1        2,625          100,000     1,796         205      100,000     1,924          333      100,000      2,051           460
    2        5,381          100,000     3,527       2,016      100,000     3,895        2,384      100,000      4,279         2,768
    3        8,275          100,000     5,189       3,757      100,000     5,912        4,480      100,000      6,698         5,266
    4        11,314         100,000     6,776       5,424      100,000     7,972        6,619      100,000      9,325         7,973
    5        14,505         100,000     8,285       7,092      100,000    10,072        8,879      100,000     12,179        10,986
    6        17,855         100,000     9,712       8,678      100,000    12,211       11,177      100,000     15,283        14,249
    7        21,373         100,000    11,053      10,258      100,000    14,388       13,593      100,000     18,664        17,869
    8        25,066         100,000    12,308      11,751      100,000    16,605       16,048      100,000     22,355        21,799
    9        28,945         100,000    13,469      13,151      100,000    18,858       18,540      100,000     26,392        26,073
    10       33,017         100,000    14,530      14,530      100,000    21,146       21,146      100,000     30,812        30,812
    15       56,644         100,000    18,203      18,203      100,000    33,219       33,219      100,000     60,917        60,917
    20       86,798         100,000    17,476      17,476      100,000    45,709       45,709      129,991    112,062       112,062
    25      125,284         100,000     8,784       8,784      100,000    58,443       58,443      208,657    195,007       195,007
    30      174,402         **          **         **          100,000    71,907       71,907      345,695    329,233       329,233
  ======= ============= ============ ========= =========== ============ ========= ============ ============ ========== =============


IMPORTANT NOTICE: The hypothetical investment rates of return shown are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including your choice of investment allocations and the investment results of each series of each underlying fund. The death benefits and Policy values would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual Policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

*Under Option 1 the death benefit is the greater of (1) the Specified  Amount or
(2) the Policy Value on the date of death multiplied by the Death Benefit Percentage Factor described in the section of the prospectus titled The Policy Death Benefit Proceeds.

** Policy terminated before year 30.

                          ILLUSTRATION OF POLICY VALUES
                       MEMBERS(R) Variable Universal Life
                  ISSUED BY CUNA MUTUAL LIFE INSURANCE COMPANY
                                    NUMBER 7

Male Non Tobacco User                                                                                               Age at Issue: 50
Specified Amount: $100,000                                                                                    Annual Premium: $2,500
Planned Premium Payable Annually for: 30 years                                                   Based on: Current Mortality Charges
Policy Loans and Partial Withdrawals: None                                                             Projected Dividends: Included
Hypothetical Gross Rates of Return: 0%, 6% and 12%                                                          Death Benefit: Option 2*

  ------- ------------- ---------------------------------- ----------------------------------- =====================================
            Premiums
  End     Accum at 5%              0.00% GROSS                        6.00% GROSS                          12.00% GROSS
  of        Interest              (-1.64% NET)                        (4.36% NET)                          (10.36% NET)
  Year     Per Year
                        ---------------------------------- ----------------------------------- =====================================
                           Death      Accum       Net         Death      Accum        Net         Death       Accum         Net
                          Benefit     Value    Cash Value    Benefit     Value     Cash Value     Benefit     Value     Cash Value
  ------- ------------- ------------ --------- ----------- ------------ --------- ------------ ------------ ---------- =============
    1        2,625          101,785     1,785         194      101,912     1,912          321      102,039      2,039           448
    2        5,381          103,506     3,506       1,994      103,871     3,871        2,359      104,251      4,251         2,740
    3        8,275          105,159     5,159       3,727      105,874     5,874        4,442      106,650      6,650         5,219
    4        11,314         106,742     6,742       5,390      107,921     7,921        6,569      109,254      9,254         7,902
    5        14,505         108,260     8,260       7,066      110,016    10,016        8,822      112,084     12,084        10,891
    6        17,855         109,711     9,711       8,677      112,160    12,160       11,126      115,164     15,164        14,130
    7        21,373         111,074    11,074      10,278      114,330    14,330       13,534      118,493     18,493        17,697
    8        25,066         112,348    12,348      11,791      116,526    16,526       15,969      122,096     22,096        21,540
    9        28,945         113,526    13,526      13,208      118,741    18,741       18,422      125,994     25,994        25,676
    10       33,017         114,607    14,607      14,607      120,971    20,971       20,971      130,212     30,212        30,212
    15       56,644         121,350    21,350      21,350      135,869    35,869       35,869      161,947     61,947        61,947
    20       86,798         124,961    24,961      24,961      151,639    51,639       51,639      211,646    111,646       111,646
    25      125,284         124,155    24,155      24,155      167,603    67,603       67,603      292,520    192,520       192,520
    30      174,402         115,670    15,670      15,670      179,408    79,408       79,408      420,749    320,749       320,749
  ======= ============= ============ ========= =========== ============ ========= ============ ============ ========== =============


IMPORTANT NOTICE: The hypothetical investment rates of return shown are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including your choice of investment allocations and the investment results of each series of each underlying fund. The death benefits and Policy values would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual Policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

*Under Option 2 the death benefit is the greater of (1) the Specified Amount plus the Policy Value on date of death, or (2) the Policy Value on the date of death multiplied by the Death Benefit Percentage Factor described in the section of the prospectus titled The Policy - Death Benefit Proceeds.

                          ILLUSTRATION OF POLICY VALUES
                       MEMBERS(R) Variable Universal Life
                  ISSUED BY CUNA MUTUAL LIFE INSURANCE COMPANY
                                    NUMBER 8

Male Non Tobacco User                                                                                               Age at Issue: 50
Specified Amount: $100,000                                                                                    Annual Premium: $2,500
Planned Premium Payable Annually for: 30 years                                                Based on: Guaranteed Mortality Charges
Policy Loans and Partial Withdrawals: None                                                         Projected Dividends: Not Included
Hypothetical Gross Rates of Return: 0%, 6% and 12%                                                          Death Benefit: Option 2*

  ------- ------------- ---------------------------------- ----------------------------------- =====================================
            Premiums
  End     Accum at 5%              0.00% GROSS                        6.00% GROSS                          12.00% GROSS
  of        Interest              (-1.64% NET)                        (4.36% NET)                          (10.36% NET)
  Year      Per Year
                        ---------------------------------- ----------------------------------- =====================================
                           Death      Accum       Net         Death      Accum        Net         Death        Accum         Net
                          Benefit     Value    Cash Value    Benefit     Value     Cash Value     Benefit      Value     Cash Value
  ------- ------------- ------------ --------- ----------- ------------ --------- ------------ ------------- ---------- ============
    1        2,625          101,785     1,785         194      101,912     1,912          321       102,039      2,039          448
    2        5,381          103,495     3,495       1,984      103,859     3,859        2,348       104,240      4,240        2,728
    3        8,275          105,123     5,123       3,691      105,836     5,836        4,404       106,611      6,611        5,179
    4        11,314         106,663     6,663       5,311      107,836     7,836        6,484       109,163      9,163        7,811
    5        14,505         108,109     8,109       6,916      109,852     9,852        8,659       111,907     11,907       10,713
    6        17,855         109,455     9,455       8,421      111,878    11,878       10,843       114,853     14,853       13,819
    7        21,373         110,696    10,696       9,901      113,905    13,905       13,110       118,016     18,016       17,221
    8        25,066         111,828    11,828      11,272      115,930    15,930       15,373       121,413     21,413       20,856
    9        28,945         112,844    12,844      12,526      117,942    17,942       17,624       125,057     25,057       24,739
    10       33,017         113,733    13,733      13,733      119,928    19,928       19,928       128,962     28,962       28,962
    15       56,644         116,034    16,034      16,034      129,101    29,101       29,101       153,099     53,099       53,099
    20       86,798         112,901    12,901      12,901      134,405    34,405       34,405       185,654     85,654       85,654
    25      125,284         101,279     1,279       1,279      130,942    30,942       30,942       227,445    127,445      127,445
    30      174,402         **          **         **          110,136    10,136       10,136       276,810    176,810      176,810
  ======= ============= ============ ========= =========== ============ ========= ============ ============= ========== ============


IMPORTANT NOTICE: The hypothetical investment rates of return shown are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including your choice of investment allocations and the investment results of each series of each underlying fund. The death benefits and Policy values would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual Policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

*Under Option 2 the death benefit is the greater of (1) the Specified Amount plus the Policy Value on date of death, or (2) the Policy Value on the date of death multiplied by the Death Benefit Percentage Factor described in the section of the prospectus titled The Policy - Death Benefit Proceeds.

** Policy terminated before year 30.

                                   APPENDIX B
                     FIRST YEAR CONTINGENT DEFERRED CHARGES
                         PER $1,000 OF SPECIFIED AMOUNT


 Issue                          MALE                                             FEMALE

  Age                 COMPOSITE DAC + DSC = TDC                        COMPOSITE DAC + DSC = TDC
--------- -------------------------------------------------- -----------------------------------------------
   0            .75             .20              .95               .75             .12             .87
   1            .80             .27              1.07              .80             .19             .99
   2            .85             .34              1.19              .85             .26            1.11
   3            .90             .40              1.30              .90             .32            1.22
   4            .95             .47              1.42              .95             .39            1.34
   5           1.00             .54              1.54             1.00             .46            1.46
   6           1.06             .64              1.70             1.06             .53            1.59
   7           1.12             .76              1.88             1.12             .60            1.72
   8           1.18             .88              2.06             1.18             .67            1.85
   9           1.25             .99              2.24             1.25             .73            1.98
   10          1.31             1.08             2.39             1.31             .80            2.11
   11          1.37             1.14             2.51             1.37             .86            2.23
   12          1.43             1.19             2.62             1.43             .92            2.35
   13          1.49             1.22             2.71             1.49             .97            2.46
   14          1.55             1.25             2.80             1.55             1.02           2.57
   15          1.60             1.28             2.88             1.60             1.07           2.67
   16          1.64             1.30             2.94             1.64             1.10           2.74
   17          1.67             1.32             2.99             1.67             1.13           2.80
   18          1.69             1.34             3.03             1.69             1.16           2.85
   19          1.73             1.37             3.10             1.73             1.19           2.92


 Issue                          MALE                                             FEMALE

  Age             STANDARD                 NONSMOKER                STANDARD               NONSMOKER
               DAC + DSC = TDC          DAC + DSC = TDC         DAC + DSC = TDC         DAC + DSC = TDC

   20        1.80     1.44    3.24      1.80    1.41    3.21    1.80   1.25     3.05    1.80    1.23    3.03
   21        1.89     1.60    3.49      1.89    1.48    3.37    1.89   1.39     3.28    1.89    1.29    3.18
   22        1.99     1.75    3.74      1.99    1.57    3.56    1.99   1.52     3.51    1.99    1.38    3.37
   23        2.12     1.88    4.00      2.12    1.66    3.78    2.12   1.63     3.75    2.12    1.45    3.57
   24        2.26     1.99    4.25      2.26    1.77    4.03    2.26   1.72     3.98    2.26    1.53    3.79
   25        2.42     2.08    4.50      2.42    1.87    4.29    2.42   1.79     4.21    2.42    1.60    4.02
   26        2.61     2.18    4.79      2.61    1.96    4.57    2.61   1.90     4.51    2.61    1.65    4.26
   27        2.83     2.28    5.11      2.83    2.05    4.88    2.83   2.02     4.85    2.83    1.68    4.51
   28        3.07     2.38    5.45      3.07    2.14    5.21    3.07   2.15     5.22    3.07    1.70    4.77
   29        3.31     2.51    5.82      3.31    2.24    5.55    3.31   2.28     5.59    3.31    1.74    5.05
   30        3.55     2.63    6.18      3.55    2.34    5.89    3.55   2.40     5.95    3.55    1.78    5.33
   31        3.78     2.76    6.54      3.78    2.45    6.23    3.78   2.53     6.31    3.78    1.85    5.63
   32        4.02     2.89    6.91      4.02    2.57    6.59    4.02   2.66     6.68    4.02    1.91    5.93
   33        4.25     3.05    7.30      4.25    2.70    6.95    4.25   2.79     7.04    4.25    2.00    6.25
   34        4.49     3.21    7.70      4.49    2.83    7.32    4.49   2.93     7.42    4.49    2.08    6.57
   35        4.74     3.39    8.13      4.74    2.97    7.71    4.74   3.05     7.79    4.74    2.16    6.90
   36        4.99     3.59    8.58      4.99    3.12    8.11    4.99   3.18     8.17    4.99    2.23    7.22
   37        5.25     3.80    9.05      5.25    3.28    8.53    5.25   3.30     8.55    5.25    2.30    7.55
   38        5.51     4.03    9.54      5.51    3.44    8.95    5.51   3.43     8.94    5.51    2.37    7.88
   39        5.78     4.29   10.07      5.78    3.62    9.40    5.78   3.54     9.32    5.78    2.44    8.22
--------- -------- ------- --------- ------- ------- ------- ------ -------- ------- ------- ------- -------

                                   APPENDIX B
                     FIRST YEAR CONTINGENT DEFERRED CHARGES
                         PER $1,000 OF SPECIFIED AMOUNT

  ISSUE                         MALE                                            FEMALE

   AGE            STANDARD                NONSMOKER                STANDARD                NONSMOKER
               DAC + DSC = TDC         DAC + DSC = TDC          DAC + DSC = TDC         DAC + DSC = TDC
---------- ------------------------ ----------------------- ------------------------ -----------------------
   40       6.06    4.56    10.62    6.06    3.81    9.87    6.06    3.64     9.70    6.06    2.52    8.58
   41       6.35    4.86    11.21    6.35    4.01   10.36    6.35    3.71    10.06    6.35    2.61    8.96
   42       6.64    5.18    11.82    6.64    4.22   10.86    6.64    3.77    10.41    6.64    2.71    9.35
   43       6.95    5.51    12.46    6.95    4.44   11.39    6.95    3.81    10.76    6.95    2.81    9.76
   44       7.27    5.87    13.14    7.27    4.67   11.94    7.27    3.85    11.12    7.27    2.91   10.18
   45       7.60    6.26    13.86    7.60    4.93   12.53    7.60    3.92    11.52    7.60    3.04   10.64
   46       7.94    6.67    14.61    7.94    5.20   13.14    7.94    3.98    11.92    7.94    3.16   11.10
   47       8.27    7.12    15.39    8.27    5.49   13.76    8.27    4.03    12.30    8.27    3.29   11.56
   48       8.63    7.58    16.21    8.63    5.78   14.41    8.63    4.10    12.73    8.63    3.43   12.06
   49       9.02    8.06    17.08    9.02    6.10   15.12    9.02    4.23    13.25    9.02    3.60   12.62
   50       9.46    8.54    18.00    9.46    6.45   15.91    9.46    4.45    13.91    9.46    3.82   13.28
   51       9.97    9.03    19.00    9.97    6.82   16.79    9.97    4.80    14.77    9.97    4.10   14.07
   52      10.54    9.53    20.07   10.54    7.20   17.74   10.54    5.25    15.79   10.54    4.44   14.98
   53      11.13    10.05   21.18   11.13    7.61   18.74   11.13    5.76    16.89   11.13    4.81   15.94
   54      11.73    10.58   22.31   11.73    8.05   19.78   11.73    6.27    18.00   11.73    5.19   16.92
   55      12.31    11.12   23.43   12.31    8.52   20.83   12.31    6.73    19.04   12.31    5.55   17.86
   56      12.85    11.63   24.48   12.85    9.00   21.85   12.85    7.11    19.96   12.85    5.85   18.70
   57      13.39    12.08   25.47   13.39    9.45   22.84   13.39    7.41    20.80   13.39    6.10   19.49
   58      13.92    12.58   26.50   13.92    9.96   23.88   13.92    7.73    21.65   13.92    6.38   20.30
   59      14.46    13.22   27.68   14.46   10.58   25.04   14.46    8.13    22.59   14.46    6.74   21.20
   60      15.00    14.11   29.11   15.00   11.39   26.39   15.00    8.71    23.71   15.00    7.30   22.30
   61      15.00    14.87   29.87   15.00   12.01   27.01   15.00    9.53    24.53   15.00    8.08   23.08
   62      15.00    15.48   30.48   15.00   12.42   27.42   15.00    10.32   25.32   15.00    8.84   23.84
   63      15.00    16.00   31.00   15.00   12.73   27.73   15.00    11.06   26.06   15.00    9.55   24.55
   64      15.00    16.50   31.50   15.00   13.04   28.04   15.00    11.71   26.71   15.00   10.20   25.20
   65      15.00    17.05   32.05   15.00   13.45   28.45   15.00    12.25   27.25   15.00   10.75   25.75
   66      15.00    17.58   32.58   15.00   13.96   28.96   15.00    12.60   27.60   15.00   11.18   26.18
   67      15.00    18.05   33.05   15.00   14.50   29.50   15.00    12.78   27.78   15.00   11.49   26.49
   68      15.00    18.55   33.55   15.00   15.07   30.07   15.00    12.91   27.91   15.00   11.74   26.74
   69      15.00    19.19   34.19   15.00   15.70   30.70   15.00    13.07   28.07   15.00   12.00   27.00
   70      15.00    20.07   35.07   15.00   16.39   31.39   15.00    13.39   28.39   15.00   12.31   27.31
   71      15.00    21.52   36.52   15.00   17.25   32.25   15.00    14.01   29.01   15.00   12.72   27.72
   72      15.00    22.97   37.97   15.00   18.12   33.12   15.00    14.64   29.64   15.00   13.12   28.12
   73      15.00    24.41   39.41   15.00   18.98   33.98   15.00    15.26   30.26   15.00   13.53   28.53
   74      15.00    25.86   40.86   15.00   19.85   34.85   15.00    15.89   30.89   15.00   13.93   28.93
   75      15.00    27.31   42.31   15.00   20.71   35.71   15.00    16.51   31.51   15.00   14.34   29.34
---------- ------- -------- ------- ------- ------- ------- ------- -------- ------- ------- ------- -------

COLUMN HEADINGS:    DAC = First Year Contingent Deferred Administrative Charge
                    DSC = First Year Contingent Deferred Sales Charge
                    TDC = Total First Year Deferred Charge

                                   APPENDIX C
                     FIRST YEAR CONTINGENT DEFERRED CHARGES
                         PER $1,000 OF SPECIFIED AMOUNT
                                     UNISEX

 Issue                       COMPOSITE                      Issue           SMOKER                  NONSMOKER
  Age                     DAC + DSC = TDC                    Age        DAC + DSC = TDC          DAC + DSC = TDC

   0           .75              .18              .93          40     6.06    4.38    10.44    6.06    3.55     9.61
   1           .80              .25             1.05          41     6.35    4.63    10.98    6.35    3.73    10.08
   2           .85              .32             1.17          42     6.64    4.90    11.54    6.64    3.92    10.56
   3           .90              .38             1.28          43     6.95    5.17    12.12    6.95    4.11    11.06
   4           .95              .45             1.40          44     7.27    5.47    12.74    7.27    4.32    11.59
   5           1.00             .52             1.52          45     7.60    5.79    13.39    7.60    4.55    12.15
   6           1.06             .62             1.68          46     7.94    6.13    14.07    7.94    4.79    12.73
   7           1.12             .73             1.85          47     8.27    6.50    14.77    8.27    5.05    13.32
   8           1.18             .84             2.02          48     8.63    6.88    15.51    8.63    5.31    13.94
   9           1.25             .94             2.19          49     9.02    7.29    16.31    9.02    5.60    14.62
   10          1.31            1.02             2.33          50     9.46    7.72    17.18    9.46    5.92    15.38
   11          1.37            1.08             2.45          51     9.97    8.18    18.15    9.97    6.28    16.25
   12          1.43            1.14             2.57          52    10.54    8.67    19.21   10.54    6.65    17.19
   13          1.49            1.17             2.66          53    11.13    9.19    20.32   11.13    7.05    18.18
   14          1.55            1.20             2.75          54    11.73    9.72    21.45   11.73    7.48    19.21
   15          1.60            1.24             2.84          55    12.31    10.24   22.55   12.31    7.93    20.24
   16          1.64            1.26             2.90          56    12.85    10.73   23.58   12.85    8.37    21.22
   17          1.67            1.28             2.95          57    13.39    11.15   24.54   13.39    8.78    22.17
   18          1.69            1.30             2.99          58    13.92    11.61   25.53   13.92    9.24    23.16
   19          1.73            1.33             3.06          59    14.46    12.20   26.66   14.46    9.81    24.27


 Issue            SMOKER                  NONSMOKER           60    15.00   13.03    28.03   15.00   10.57    25.57
  Age         DAC + DSC = TDC          DAC + DSC = TDC        61    15.00   13.80    28.80   15.00   11.22    26.22

   20      1.80    1.40    3.20     1.80    1.37    3.17      62    15.00   14.45    29.45   15.00   11.70    26.70
   21      1.89    1.56    3.45     1.89    1.44    3.33      63    15.00   15.01    30.01   15.00   12.09    27.09
   22      1.99    1.70    3.96     1.99    1.53    3.52      64    15.00   15.54    30.54   15.00   12.47    27.47
   23      2.12    1.83    3.95     2.12    1.62    3.74      65    15.00   16.09    31.09   15.00   12.91    27.91
   24      2.26    1.94    4.20     2.26    1.72    3.98      66    15.00   16.58    31.58   15.00   13.40    28.40
   25      2.42    2.02    4.44     2.42    1.82    4.24      67    15.00   17.00    32.00   15.00   13.90    28.90
   26      2.61    2.12    4.73     2.61    1.90    4.51      68    15.00   17.42    32.42   15.00   14.40    29.40
   27      2.83    2.23    5.06     2.83    1.98    4.81      69    15.00   17.97    32.97   15.00   14.96    29.96
   28      3.07    2.33    5.40     3.07    2.05    5.12      70    15.00   18.73    33.73   15.00   15.57    30.57
   29      3.31    2.46    5.77     3.31    2.14    5.45      71    15.00   20.02    35.02   15.00   16.34    31.34
   30      3.55    2.58    6.13     3.55    2.23    5.78      72    15.00   21.30    36.30   15.00   17.12    32.12
   31      3.78    2.71    6.49     3.78    2.33    6.11      73    15.00   22.58    37.58   15.00   17.89    32.89
   32      4.02    2.84    6.86     4.02    2.44    6.46      74    15.00   23.87    38.87   15.00   18.67    33.67
   33      4.25    3.00    7.25     4.25    2.56    6.81      75    15.00   25.15    40.15   15.00   19.44    34.44
   34      4.49    3.15    7.64     4.49    2.68    7.17
   35      4.74    3.32    8.06     4.74    2.81    7.55
   36      4.99    3.51    8.50     4.99    2.94    7.93
   37      5.25    3.70    8.95     5.25    3.08    8.33
   38      5.51    3.91    9.42     5.51    3.23    8.74
   39      5.78    4.14    9.92     5.78    3.38    9.16


COLUMN HEADINGS:     DAC = First Year Contingent Deferred Administrative Charge
                     DSC = First Year Contingent Deferred Sales Charge
                     TDC = Total First Year Deferred Charge

                                   APPENDIX D
                               DEATH BENEFIT RATIO

The Death Benefit Ratio required by the Internal Revenue Code for treatment of the Policy as a life insurance Policy.


                      Attained Age |    Death Benefit Ratio
                      -------------------------------------
                      0-40         |            2.50
                      41           |            2.43
                      42           |            2.36
                      43           |            2.29
                      44           |            2.22
                      45           |            2.15
                      ------------------------------
                      46           |            2.09
                      47           |            2.03
                      48           |            1.97
                      49           |            1.91
                      50           |            1.85
                      ------------------------------
                      51           |            1.78
                      52           |            1.71
                      53           |            1.64
                      54           |            1.57
                      55           |            1.50
                      ------------------------------
                      56           |            1.46
                      57           |            1.42
                      58           |            1.38
                      59           |            1.34
                      60           |            1.30
                      ------------------------------
                      61           |            1.28
                      62           |            1.26
                      63           |            1.24
                      64           |            1.22
                      65           |            1.20
                      ------------------------------
                      66           |            1.19
                      67           |            1.18
                      68           |            1.17
                      69           |            1.16
                      70           |            1.15
                      ------------------------------
                      71           |            1.13
                      72           |            1.11
                      73           |            1.09
                      74           |            1.07
                      75-90        |            1.05
                      ------------------------------
                      91           |            1.04
                      92           |            1.03
                      93           |            1.02
                      94           |            1.01
                      95           |            1.00
                      ------------------------------

--------------------------------------------------------------------------------

                                     PART II

                                  UNDERTAKINGS

1. Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the "SEC") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC theretofore or hereafter duly adopted pursuant to authority conferred in that section.

2. Section 11 of the Bylaws of CUNA Mutual Life Insurance Company provides for indemnification of officers and directors of the Company against claims and liabilities the officers or directors become subject to by reason of having served as officer or director of the Company or any subsidiary or affiliate company. Such indemnification covers liability for all actions alleged to have been taken, omitted, or neglected by such person in the line of duty as director or officer, except liability arising out of the officers' or directors' willful misconduct.

3. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.


                                 REPRESENTATIONS


CUNA Mutual Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by CUNA Mutual Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet.

         The Prospectus consisting of 55 pages.

         Undertakings.

         Representations.

         The signatures.

         Written consent or opinion of the following persons:

                  PricewaterhouseCoopers LLP (to be filed by amendment) Scott Allen - Associate Actuary (to be filed by amendment)

         The following exhibits:

1. Exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2:

     1. Resolution to Authorize Registration of and Investment in Separate Accounts.

     2.   Not Applicable

     3.   a.   Distribution Agreement between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc. effective January 1, 1996. (to be filed by amendment)

          b. Servicing Agreement related to the Distribution Agreement between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc. effective January 1, 1996. (to be filed by amendment)

     4.   Not Applicable

     5.   a.   Standard VUL Contract

               i. Accelerated Benefit Option Endorsement. Form 1668

               ii. Accidental Death Benefit Rider. 99-ADB-RV-1

               iii. Children's Insurance Rider. 99-CIR-RV-1

               iv. Executive Benefit Plan Endorsement. 98EBP

               v. Guaranteed Insurability Rider. 99-GIR-RV-1

               vi. Term Insurance Rider for Other Insureds. 99-OIR-RV-1

               vii. Waiver of Premium Disability Rider. 99-WVR-RV-1

     6.   a.   Articles of Incorporation of the Company.

          b.   Bylaws.

     7.   Not Applicable

     8. Servicing Agreement Between CUNA Mutual Life Insurance Company and CIMCO Inc. dated May 1, 1997. (to be filed by amendment)

     9.   a.   Participation  Agreement  between  T.  Rowe  Price  International
               Series,  Inc. and the Company dated April 22, 1994.  Amendment to
               Participation Agreement dated November 1994. (to be filed by amendment)

          b. Participation Agreement between MFS Variable Insurance Trust and the Company dated April 29, 1994. Amendment to Participation Agreement dated November 1994. Amendment to Participation Agreement effective May 1, 1996. (to be filed by amendment)

          c. Participation Agreement between Oppenheimer Variable Account Funds and the Company dated February 20, 1997. (to be filed by amendment)

          d.   Participation   Agreement  between  Templeton  Variable  Products
               Series Fund and the Company dated March 31, 1997. (to be filed by amendment)

     10.  Application

2.   Opinion of Counsel (to be filed by amendment)

3.   Not applicable

4.   Not applicable

5.   Not applicable

6.   Not applicable

Power of Attorney

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, CUNA Mutual Life Variable Account, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Madison, and State of Wisconsin, on the 23rd day of June, 1999.


                               CUNA Mutual Life Variable Account (Registrant)
                               By:  CUNA Mutual Life Insurance Company


                               By: /s/ Michael B. Kitchen
                                   Michael B. Kitchen
                                   President


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the depositor, CUNA Mutual Life Insurance Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Madison, and State of Wisconsin, on the 23rd day of June, 1999.


                               CUNA Mutual Life Insurance Company (Depositor)



                               By:  /s/ Michael B. Kitchen
                                    Michael B. Kitchen
                                    President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

SIGNATURES AND TITLE                             DATE                SIGNATURES AND TITLE                        DATE
James C. Barbre                       *                            Omer K. Reed                          *
James C. Barbre, Director                                          Omer K. Reed, Director


Robert W. Bream                       *                            Richard C. Robertson                  *
Robert W. Bream, Director                                          Richard C. Robertson, Director


Wilfred F. Broxterman                 *                            Rosemarie M. Shultz                   *
Wilfred F. Broxterman, Director                                    Rosemarie M. Shultz, Director


James L. Bryan                        *                            Neil A. Springer                      *
James L. Bryan, Director                                           Neil A. Springer, Director


Loretta M. Burd                       *                            Farouk D. G. Wang                     *
Loretta M. Burd, Director                                          Farouk D. G. Wang, Director


Ralph B. Canterbury                   *                            Larry T. Wilson                       *
Ralph B. Canterbury, Director                                      Larry T. Wilson, Director


Joseph N. Cugini                      *                            /s/ Kevin S. Thompson                          06/23/99
Joseph N. Cugini, Director                                         Kevin S. Thompson, Attorney-In-Fact


Rudolf J. Hanley                      *
Rudolf J. Hanley, Director


Jerald R. Hinrichs                    *
Jerald R. Hinrichs, Director


/s/ Michael B. Kitchen                         06/23/99
Michael B. Kitchen, Director


Robert T. Lynch                       *
Robert T. Lynch, Director


Brian L. McDonnell                    *
Brian L. McDonnell, Director


C. Alan Peppers                       *
C. Alan Peppers, Director

*Pursuant to Powers of Attorney filed herewith

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacity indicated on the date indicated.


SIGNATURE AND TITLE                                                      DATE



/s/ Micahel G. Joneson                                                 06/23/99
Michael G. Joneson
Vice President - Accounting & Financial Systems



/s/ Richard J. Keintz                                                  06/23/99
Richard J. Keintz
Chief Officer - Finance & Information Services



/s/ Michael B. Kitchen                                                 06/23/99
Michael B. Kitchen
President and Chief Executive Officer

                           EXHIBIT INDEX

             Resolution to Authrozie Registration of and
               Investment in Seperate Accounts

             Standard VUL Contract

             Accelerated Benefit Option Endorsement.   Form 1668

             Accidental Death Benefit Rider.  99-ADB-RV-1

             Children's Insurance Rider.  99-CIR-RV-1

             Executive Benefit Plan Endorsement.  98EBP

             Guaranteed Insurability Rider. 99-GIR-RV-1

             Term Insurance Rider for Other Insureds.  99-OIR-RV-1

             Waiver of Premium Disability Rider.  99-WVR-RV-1

             Articles of Incorporation of the Company

             Bylaws

             Application

             Power of Attorney


--------------------------------------------------------------------------------
                                   EXHIBIT 1

                     LUTHERAN MUTUAL LIFE INSURANCE COMPANY
                           Heritage Way, Waverly, Iowa

            RESOLUTION TO AUTHORIZE REGISTRATION OF AND INVESTMENT IN
                                SEPARATE ACCOUNTS

I hereby certify that I am the duly appointed Secretary of LUTHERAN MUTUAL LIFE INSURANCE COMPANY, an Iowa corporation, and that in such office I have access to the Company's books and records and have authority to make this certification, and I further certify that the Board of Directors by action effective August 16, 1983, adopted the following resolutions pertaining to the registration of and investment in separate accounts:

                               * * * * * * * * * *

         WHEREAS, on February 25, 1982, the Board authorized Company officers to establish one or more separate accounts as contemplated under Iowa Insurance Code Section 508.32 for product development pruposes, and

         WHEREAS, in furtherance of a plan to develop separate accounts for use with variable annuity and variable life insurance products requiring registration under Federal law, and in some cases, registration and regulatory approval under the laws of some of the states in which the Company expects to do business, additional authority is now deemed appropriate and necessary,

         RESOLVED THEREFORE, that the proper officers of this Company are hereby authorized to establish and designate separate accounts of a nature and type which they deem necessary or appropriate for use as investment media for variable and fixed annuity contracts and variable and fixed life insurance policies to be issued by this Company, and to create the necessary or appropriate governance structures and register or file for approval, as the case may be, such separate accounts and those policies and contracts under such applicable Federal Securities Laws and state regulatory laws as are deemed necessary and appropriate, and

         FURTHER RESOLVED, that the Company is hereby authorized to act as a Depositor and to invest such amounts of seed money as may be necessary or appropriate for regulatory purposes in each such separate account and it may invest such additional sums as may be deemed appropriate for investment purposes on a current basis subject to limitations provided in the Company's Investment Policy Statement and other directives adopted by the Board from time to time, and

         FURTHER RESOLVED, that a previous resolution adopted by the Board on May 14, 1982, for this same purpose is deemed to be hereby amended by this resolution, and Company officers are authorized to perform any additional acts which they deem necessary or appropriate to carry out the intent and purposes of these resolutions.

                               * * * * * * * * * *

and I further certify that the foregoing is a true, complete, and accurate copy of such resolutions and that such resolutions are consistent with the Company's Articles of Incorporation and Bylaws and they have not been altered, amended, revised, or rescinded and are still in full force and effect.

WITNESS MY HAND and the seal of the Company this 8th day of September, 1983.

                                    /s/ Arthur J. Hessburg
                                     Arthur J. Hessburg, Secretary




                                   EXHIBIT 5a

99-VUL
CUNA MUTUAL LIFE INSURANCE COMPANY
A Mutual Insurance Company
2000 Heritage Way, Waverly, Iowa 50677
Telephone: 800/798-5500

            FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

                            POLICY NUMBER: 123456789

READ YOUR POLICY CAREFULLY. This is a legal contract between you and CUNA Mutual Life Insurance Company. Your policy is issued based on the information in the application and payment of premiums as shown on the data page(s). We will pay death benefit proceeds and provide for other benefits described in this policy provided all its terms and conditions are met.

THE AMOUNT OF DEATH BENEFIT MAY INCREASE OR DECREASE DEPENDING ON THE INVESTMENT EXPERIENCE OF THE SUBACCOUNTS SELECTED, IF ANY, AND ON THE DEATH BENEFIT OPTION SELECTED AS DESCRIBED IN SECTION 14.

THE PORTION OF YOUR POLICY VALUE IN THE SUBACCOUNT(S) MAY VARY FROM DAY TO DAY AND IS NOT GUARANTEED. IT MAY INCREASE OR DECREASE DEPENDING ON THE INVESTMENT EXPERIENCE OF THE SUBACCOUNT(S) SELECTED.

THIS POLICY IS INTENDED TO QUALIFY FOR TREATMENT AS A LIFE INSURANCE POLICY UNDER THE INTERNAL REVENUE CODE. WE MAY RETURN PREMIUMS WHICH WOULD DISQUALIFY THE POLICY FROM TAX TREATMENT AS A LIFE INSURANCE POLICY.

Signed for CUNA Mutual Life Insurance Company, Waverly, Iowa, on the policy issue date.

/s/ Michael B. Kitchen                 /s/  Barbara L. Secor
     President                         Assistant Secretary


-------------------------------------------------------------------------------
RIGHT TO EXAMINE: It is important to us that you are satisfied with your policy after it is issued. If you are not satisfied, you may return it to us within [ten (10)] days after you receive it, or within forty-five (45) days after the application was signed. If this policy is a replacement for an existing policy, you may return it to us within [twenty (20)] days after you receive it. You may return it by delivering or mailing it to our home office, the agent through whom it was purchased, or to any agent of CUNA Mutual Life Insurance Company. If you return the policy, we will treat it as if it had not been issued. You will receive a refund equal to the premiums you paid within seven (7) days of receipt of the policy in our home office.
-------------------------------------------------------------------------------

               Flexible Premium Variable Universal Life Insurance
                            Adjustable Death Benefit
        Flexible Premiums Payable During Lifetime of Insured Until Age 95
        Death Benefit Payable at Death of Insured Prior to Maturity Date
                                  Participating


-----------------------------------------------------------------------
POLICY GUIDE AND INDEX

Data Page ...............................................Section  1
Definitions..............................................Section  2
General Information......................................Section  3
Dividends ...............................................Section  4
Right to Convert.........................................Section  5
Premiums.................................................Section  6
Insurance Charges........................................Section  7
Premium Investment Options...............................Section  8
Transfer Privilege.......................................Section  9
Policy Value.............................................Section 10
Partial Withdrawals and Policy Surrender.................Section 11
Policy Loans.............................................Section 12
Restrictions on Policy...................................Section 13
Death Benefit............................................Section 14
Payment of Proceeds......................................Section 15
Beneficiary..............................................Section 16
Settlement Options.......................................Section 17
Option Tables............................................Section 18
Additional Benefit Rider(s)
Guaranteed Maximum Annual Cost of Insurance Rate Table(s)

-------------------------------------------------------------------
SUMMARY OF POLICY BENEFITS

Living Benefits

Policy Loans
Partial Withdrawals
Transfer Privileges
Dividends

Death Benefit

The amount payable to the beneficiary is determined as of the date of the insured's death. It is equal to the following amounts:

o The death benefit  amount on the date of death;  plus
o Any premiums  received after the date of death; minus
o Any partial withdrawals taken after the date of death; minus
o Any insurance  charges due if the insured dies during a grace period;  minus
o Any loan amount.

Additional Benefit Rider(s)

Any additional benefit rider(s) listed on the data page are described more fully in the additional benefit rider(s) that follow Section 18.

                                                       Policy Number:  123456789
------------------------------------- ------------------------------------------
SECTION  1.                                                    DATA PAGE
------------------------------------- ------------------------------------------

            FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

OWNER:   John Doe                                SPECIFIED AMOUNT:  $50,000

INSURED:   John Doe                              RATING:  Standard Tobacco

ISSUE DATE:       January 15, 2000               ISSUE AGE:  35

MATURITY DATE:  January 15, 2060                 GENDER:  Male

DEATH BENEFIT OPTION:  Option 1                  COST OF INSURANCE RATES:   Male


                                                   Specified       Protection
Protection Provided by Policy and Riders:           Amount       Provided Until*
-----------------------------------------           --------     ---------------
Flexible Premium Variable Universal Life Insurance   $50,000    January 15, 2060
Other Insured Rider(s)                               $50,000    January 15, 2060
Accidental Death Benefit Rider                       $50,000    January 15, 2035
Guaranteed Insurability Rider                        $50,000    January 15, 2005
Child Insured Rider(s)                               10 units   January 15, 2030
Waiver of Premium Disability Rider                      N/A     January 15, 2030

*The cost of insurance for the protection provided is deducted from the policy value. Cost of insurance rates for each type of protection are shown in separate tables on subsequent pages. It is possible that protection will not continue to the date(s) shown if either no premiums are paid after the initial premium payment, or subsequent premium payments plus investment results on the designated subaccount(s) are not adequate to continue protection to the date shown. It is also possible that protection will continue to the date shown, but with little or no policy value on that date.

PREMIUM INFORMATION:

     Initial Required Premium:  $170.41
     Initial Premium:   $170.41
     Planned Premium:   $1,022.46  annually

     Basic Guarantee Premium**:   $1,022.46
     Extended Guarantee Premium**:   $1,521.29

** These are the initial amounts as of the policy issue date. If you make a change to your policy benefits or change how you fund your policy, these amounts will change.

POLICY INTEREST RATES (COMPOUNDED ANNUALLY):
     Loan Account Rate:  4%
     Standard Loan Rate: [ 6% ]   Preferred Loan Rate:  [4.5%]
     Guaranteed Settlement Option Rate:  4%

DEATH BENEFIT DISCOUNT FACTOR:   1.0032737


INITIAL ALLOCATION OF NET PREMIUMS:

Minimum Allocation Percentage:  5%

   VARIABLE ACCOUNT :   CUNA Mutual Life Variable Account
                                                                    Net Premium
 Subaccounts/Fixed Account          Fund                             Allocation

Mid-Cap Stock                     Ultra Series                             100%
Capital Appreciation Stock        Ultra Series                               0%
G & I Stock                       Ultra Series                               0%
Balanced                          Ultra Series                               0%
Bond                              Ultra Series                               0%
Money Market                      Ultra Series                               0%
Global Governments                MFS Variable Insurance Trust               0%
International Stock               T. Rowe Price Intl Series, Inc.            0%
Emerging Growth                   MFS Variable Insurance Trust               0%
Hi Income                         Oppenheimer Variable Acct Funds            0%
Devlp Mkts                        Templeton Var Prod Series Funds            0%
Fixed Account                              N/A                               0%

CHARGES AND FEES:

Administrative Charge: .0375 per $1000 of specified amount monthly for years 1-10 (.45 per $1000 annually)

Mortality and Expense Risk Charge: .00246575% daily on variable account value (.90% annually)

Premium Expense Charge:

Policy Fee*:  $6.00 monthly  ($72.00 annually)

Service Fees*:

     Transfer: $ 10.00 per transfer after the first 12 transfers during a policy year.

     Specified Amount Increase: $100.00 per requested increase after the first increase during a policy year.

     Partial Withdrawal: $25.00 or 2% of amount withdrawn (whichever is less) per partial withdrawal.

* We reserve the right to reduce or waive any of these fees. Any reduction or waiver will be administered in a non-discriminatory manner.


Surrender Charges:

     Year
        1                            $406.50
        2                             386.17
        3                             365.85
        4                             345.52
        5                             304.87
        6                             264.22
        7                             203.25
        8                             142.27
        9                              81.30
      10+                                  0

In the event of full surrender, surrender charges will be assessed against the policy value. These charges are based on the policy's initial specified amount. Additional surrender charges will be assessed if the specified amount is increased.

-------------------------------------  ----------------------------------------
SECTION  2.  DEFINITIONS
-------------------------------------  ----------------------------------------

2.1 What are the most commonly used terms and what do they mean?

accounts - Allocation options including the fixed account of the general account and the subaccounts of the variable account.

accumulation unit - A unit of measure used to calculate variable account value.

age -  The insured's age at the insured's most recent birthday.

basic guarantee premium - The required amount of annual premium payable to keep the basic guarantee, as described in Section 6, in effect.

beneficiary - The person or persons you have chosen to receive the death proceeds.

extended guarantee premium - The required amount of annual premium payable to keep the extended guarantee, as described in Section 6, in effect.

fixed account - An option under the policy funded by our general account. It is not part of, nor dependent upon, the investment performance of the variable account.

fixed account value - The value of the policy in the fixed account.

fund - Each investment portfolio (sometimes called Series) of the Ultra Series Fund or any other open-end management investment company or unit investment trust in which a subaccount invests.

general account - Our assets other than those allocated to the variable account or any other variable account of CUNA Mutual Life Insurance Company.

home office - CUNA Mutual Life Insurance Company, 2000 Heritage Way, Waverly, Iowa, 50677.

in force - The insured's life is insured under the terms of this policy.

initial premium - The amount we received as of the policy issue date.

initial required premium - The amount required on or prior to the policy issue date. It is equal to one-sixth (1/6) of the basic guarantee premium. The initial required premium is shown on the data page.

irrevocable beneficiary - A beneficiary who has certain rights which cannot be changed unless s/he consents to the change.

lapse - The insured's life is no longer insured under this policy.

loan account - A portion of our general account to which fixed account and/or variable account value is transferred to provide collateral for any loan taken under the policy.

loan account value -  The value of the policy in the loan account.

loan amount - The sum of your loan principal plus any accrued loan interest.

maturity date - The date on which we will pay you the surrender value, if any, provided the insured is still living. The original maturity date is shown on the data page.

minimum subsequent premium - The minimum amount we will accept as a premium payment after the initial premium.

monthly processing day - The same day in each month as the policy issue date in which insurance charges for this policy are deducted and interest is credited on any amounts in the fixed account.

net amount at risk - The difference between the death benefit and the policy value.

net premium - The amount you pay as the premium, less the premium expense charge.

payee - The person receiving settlement option payments upon whose life payments are based.

planned premium - The amount you plan to pay on a regular basis over a specified period of time to fund your policy. The planned premium as of your policy issue date is shown on the data page.

policy anniversary - Same day and month as the policy issue day and month for each year the policy remains in force.

policy issue date - The date coverage under this policy begins. The date from which policy anniversaries and monthly processing days are determined.

policy fee - A portion of the insurance charge which is deducted each monthly processing day to cover policy expenses. The policy fee is shown on the data page.

policy year - A twelve-month period beginning on a policy anniversary.

policy value - The total amount invested under the policy. It is the sum of the variable account value, the fixed account value, and the loan account value.

premium expense charge - An amount we deduct from your premium payments to cover taxes we are currently charged by your state of residence. The initial charge is shown on the data page.

pro rata - A method of distribution of variable account value and fixed account value among any or all of your accounts. The distribution is in the same proportion that the value in each account has to the total value of the affected accounts.

specified amount - The amount used to determine the death benefit amount. The specified amount is shown on the data page.

subaccount - A subdivision of the variable account; the assets of which are invested in a corresponding fund.

surrender value - The policy value less any applicable surrender charges and any loan amount.

valuation day - Each day on which valuation of the assets of a subaccount is required by applicable law.

valuation period - The period beginning at the close of the New York Stock Exchange (currently 3:00 p.m. Central Time) of one valuation day, and continuing to 3:00 p.m. Central Time, or the close of the New York Stock Exchange, whichever is earlier, of the next succeeding valuation day.

variable account - The CUNA Mutual Life Variable Account. A segregated investment account of CUNA Mutual Life Insurance Company into which net premiums may be allocated.

variable account value -  The value of the policy in the variable account.

we, our, us - CUNA Mutual Life Insurance Company.

written request - A signed and dated written notice in a form satisfactory to us and received in our home office.

you, your - The owner of this policy who is entitled to exercise all rights and privileges provided in the policy.


------------------------------------  -----------------------------------------
SECTION  3.  GENERAL INFORMATION
-------------------------------------  ----------------------------------------

3.1   What is our agreement with you?

Our agreement with you consists of the policy, any attached riders, endorsements or amendments, and applications.

No one except a company officer can change or give up any of the rights or requirements in this policy. Any change must be made in writing.

3.2   Can this policy be contested?

We relied on statements you made in the application when we issued this policy. In the absence of fraud, we will accept the statements made in the application or reinstatement application to be representations and not warranties. Statements made in the application or reinstatement application will not be used to contest this policy or challenge a claim under this policy unless that statement is material.

A statement is material if, based on correct and complete information, we would have:

     a.)  denied coverage;
     b.) issued the policy at a higher cost of insurance rate; or c.) issued the policy on some other basis than applied for.

If this policy is void as a result of a contest, any money you paid, less any partial withdrawals and loan amount, will be refunded to you.

3.3   When does this  policy become incontestable?

This policy is incontestable as to the initial specified amount after it has been in force during the insured's lifetime for two years from the policy issue date. If this policy is reinstated, it is incontestable after it has been in force during the insured's lifetime for two years from the date of reinstatement. If reinstatement occurs, it may be contested on the basis of statements made in the reinstatement application.

This provision applies only to this policy. Any additional benefit rider(s) have separate incontestability provisions.

Any amount of increase in the specified amount becomes incontestable after the increase has been in force during the insured's lifetime for two years from the effective date of the increase.

3.4 How do you exercise your rights as owner?

You may exercise all the rights allowed by this policy during the insured's lifetime and prior to the maturity date by written request.

3.5   How is ownership of this policy changed?

A change of owner may be made at any time before the insured's death by written request. The written consent of each assignee and irrevocable beneficiary is required.

Your written request will not be effective until it is recorded at our home office. After it has been recorded, it will take effect as of the date you signed the request. We will not be responsible for any action taken before we record the request.

3.6 What if the insured's age or gender has been  misstated?

For a policy based on male or female cost of insurance rates (see data page for basis), if the insured's age or gender has been misstated, an adjustment will be made to reflect the correct age and gender as follows:

a.) If the misstatement is discovered at death, the death benefit amount will be adjusted based on what the cost of insurance rate as of the most recent monthly processing day would have purchased at the insured's correct age and gender.
b.) If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the insured's correct age and gender beginning on the next monthly processing day.

For a policy based on blended cost of insurance rates (see data page for basis), a misstatement of gender will not result in an adjustment. However, if the insured's age has been misstated, an adjustment will be made to reflect the correct age as follows:

a.) If the misstatement is discovered at death, the death benefit will be adjusted based on what the cost of insurance rate as of the most recent monthly processing day would have purchased at the insured's correct age.
b.) If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the insured's correct age beginning on the next monthly processing day.

3.7   Is there a suicide exclusion?

Suicide by the insured, whether sane or insane, within two years of the policy issue date or reinstatement date is not covered by this policy. If the insured dies by suicide during this two year period, the premium you paid, less any partial withdrawals and loan amount, will be refunded to you. If the insured dies by suicide within two years of the date of an increase in the specified amount, the only amount payable with respect to the increase will be a return of the cost of insurance and administrative charge made for the increase.

3.8 Can this policy be assigned as collateral security?

You may assign this policy while it is in force by written request provided:

a.)      the assignment is in writing on a form acceptable to us;
b.)      it is signed by you and any irrevocable beneficiaries; and
c.)      it is received by us at our home office.

The assignment will be effective on the date the written request is received at our home office and accepted by us. We will not be responsible for any action taken before we record the request or for the validity of any assignment.

3.9 Can the maturity date be extended?

You may extend the original maturity date of this policy by selecting a new maturity date at any time by written request before the policy anniversary at the insured's age 95. If a new maturity date is chosen, your policy will not mature on the original maturity date, and on the policy anniversary at the insured's age 95:

a.)  we will not accept additional premium for this policy;
b.)  the specified amount will be decreased to zero;
c.) the cost of insurance rate will be zero; and d.) the death benefit percentage factor will be equal to 1.01 and will remain at 1.01 to the new maturity date. On the new maturity date, the death benefit percentage factor will be equal to 1.00. (See Section 14.)


3.10   Will annual reports be sent?

We will send you a report at least annually which provides information about your policy as required by any applicable law.

3.11   Can we modify the policy?

Upon notice to you, we may modify this policy if:

a.) necessary to permit the policy or the variable account to comply with any applicable law or regulation issued by a government agency;
b.) necessary to assure continued qualification of the policy under the Internal Revenue Code or other federal or state laws relating to variable life contracts; or
c.) necessary to reflect a change in the operation of the variable account. (See Section 8.)

In the event of most such modifications, we will make appropriate endorsements to the policy.

3.12   When will this policy terminate?

         This policy will terminate on the earliest of:

a.)      the date you request full surrender;
b.)      the date death proceeds are payable;
c.)      the maturity date;  or
d.)      the date the grace period ends without payment of the premium due.

SECTION  4.                         DIVIDENDS

4.1 Will this policy receive dividends?

While this policy is in force, it will share in our divisible surplus. We will determine once a year if any dividends are payable on this policy. You will receive dividends, if any, on your policy anniversary. We do not anticipate any dividends to be paid during the first 10 policy years.

4.2   How can dividends be applied?

You may request that we apply your dividends by:

a.)  paying them to you in cash; or
b.) applying them to your accounts according to your premium allocation percentages on file at our home office.

If you do not choose an option, any dividends payable will be applied to your accounts according to your premium allocation percentages on file at our home office.

SECTION  5.                         RIGHT TO CONVERT

5.1   Can this policy be converted?

You may convert this policy to a fixed policy during the first 24 months after the policy issue date. It may be converted to a fixed policy by transferring, without charge, the value in the subaccounts to the fixed account. If you do so, future payments will be allocated to the fixed account, unless you specify otherwise. The conversion will become effective when we receive your written request.

SECTION  6.                         PREMIUMS

6.1 What are the premiums for this policy?

The initial required premium for this policy is shown on the data page. This amount must be paid to us during the lifetime of the insured on or before the policy issue date. All premiums after the initial required premium are payable to us at our home office. We will give you a receipt for payment if you request it. The amount and frequency of your planned premium as of the policy issue date is shown on the data page. You may increase, decrease, or skip planned premium payments, or make unscheduled premium payments, subject to the limits described below.

6.2   Are there any limits on premium payments?

We will accept premium payments subject to the following limitations:

a.) the payment does not increase the policy value such that it disqualifies your policy as life insurance under Internal Revenue Code regulatory guidelines; and
b.) the payment does not increase the net amount at risk. We may allow a payment that increases the net amount at risk if we receive evidence of insurability satisfactory to us.

6.3 What happens if you stop making premium payments?

If you stop making premium payments and your surrender value on any monthly processing day is sufficient to pay the insurance charges, your policy will remain in force. Insurance charges will be deducted on each monthly processing day until the earlier of:

a.) the monthly processing day the surrender value is less than the amount needed to pay the insurance charges; or
b.)  the maturity date.

6.4 What happens if your surrender value is insufficient to pay the insurance charges?

If your surrender value on any monthly processing day is insufficient to pay the insurance charges, we will mail a notice of impending termination to you at your last post office address known to us and your grace period will begin. However, if your policy meets the premium requirements of one of the guarantees described below, your policy will continue in force for the duration of the guarantee provided you meet the requirements of that guarantee.

a.) Basic Guarantee: The basic guarantee is in effect provided the total of your net premiums on each monthly processing day following your policy issue date, less the total of any partial withdrawals and loans taken to date, is at least equal to the basic guarantee premium requirement. The basic guarantee premium requirement is equal to the total amount of all basic guarantee premiums accumulated as of that monthly processing day. This basic guarantee will remain in effect as long as you meet the premium requirements, and will continue until the later of: 1.) the insured's attained age 65; or 2.) 10 years after the policy issue date. The basic guarantee premium as of the policy issue date is shown on the data page. If you make a change to your policy benefits or change how you fund your policy, this amount will change and will affect the premium required for the basic guarantee.

b.) Extended Guarantee: The extended guarantee is in effect provided the total of your net premiums on each monthly processing day following your policy issue date, less the total of any partial withdrawals and loans taken to date, is at least equal to the extended guarantee premium requirement. The extended guarantee premium requirement is equal to the total amount of all extended guarantee premiums accumulated as of that monthly processing day. This extended guarantee will remain in effect as long as you meet the premium requirements, and will continue until your attained age 95. The extended guarantee premium as of the policy issue date is shown on the data page. If you make a change to your policy benefits or change how you fund your policy, this amount will change and will affect the premium required for the extended guarantee.

You will be notified if the total of your net premiums is no longer sufficient to keep the basic guarantee or extended guarantee in effect.

If the basic guarantee was previously in effect, you will have 61 days to pay us sufficient premium in order to keep the basic guarantee in effect. If the extended guarantee was previously in effect, you will have 61 days to pay us sufficient premium to keep either the basic guarantee or extended guarantee in effect.

During the guarantee period, insurance charges will continue to be deducted, and may result in a surrender value of less than zero at the end of the period. If your surrender value is equal to or less than zero at the end of the guarantee period, we will mail a notice of impending termination to you at your last post office address known to us and your grace period will begin.

6.5   What is the grace period?

You have a grace period of 61 days after the mailing date of the notice of impending termination to pay us sufficient premium to keep your policy in force.

The premium due is equal to the amount required to increase the surrender value to zero by the end of the grace period, plus two months of expected insurance charges.

If you pay the premium due on or before the end of the 61 day grace period, your policy will remain in force as if the amount had been paid on the monthly processing day.

If the insured dies during the grace period, we will pay the death proceeds to the beneficiary. Any insurance charges due will be deducted from the death proceeds.

6.6 What happens if the premium due is not paid on or before the end of the grace period?

If the premium due is not paid on or before the end of the grace period, all coverage under the policy and any rider(s) will lapse without value at the end of the grace period. However, you may ask us to reinstate your policy within five years after its lapse. In order to do so, we will require the following:

a.)  your written request for reinstatement;
b.)  evidence of insurability satisfactory to us;
c.) payment of net premium sufficient to increase the surrender value to zero as of the end of the grace period, plus two months of expected insurance charges; and
d.) payment or reinstatement of any loan amount which existed at the end of the grace period.

The cost of insurance will be based on the underwriting classification of the reinstated policy.

The reinstatement will become effective immediately upon our approval of the reinstatement. If either the basic guarantee or the extended guarantee was in effect at the time of lapse, then it will continue in effect as if the policy had never ended, provided you pay us sufficient premium to keep the guarantee in effect.

SECTION  7.                         INSURANCE CHARGES

7.1 What do the insurance charges consist of and when are they deducted?

The insurance charges for this policy consist of:

a.)      the cost of insurance; plus
b.)      the cost of any riders; plus
c.)      the policy fee; plus
d.)      the administrative charge.

Insurance charges will be deducted pro rata on each monthly processing day. We reserve the right to allow other methods for the deduction of insurance charges. You will be notified of the availability of any such methods. If an account value is insufficient to pay its portion of the insurance charges, such charges will be taken on a pro rata basis from the remaining accounts.

7.2   How is the cost of insurance calculated?

The cost of insurance is calculated on each monthly processing day. It is equal to:

a.)      the net amount at risk; divided by
b.)      the death benefit discount factor (see data page); multiplied by
c.)      the current cost of insurance rate.

7.3 Can the current cost of insurance rate schedule change?

We may change the current cost of insurance rate schedule from time to time based on changes in future expectations for such factors as: investment earnings, mortality, persistency, expenses, and taxes. Any change will apply to all persons of the same age, gender (for a policy based on male or female cost of insurance rates), plan of insurance, and rating class, and whose policies have been in effect for the same length of time. We will not change the current cost of insurance rates because of a change in the insured's health or occupation, or to recoup prior losses.

The current cost of insurance rates will never be greater than those shown in the guaranteed maximum annual cost of insurance rate table.

SECTION  8.                         PREMIUM INVESTMENT OPTIONS

8.1   What is the fixed account?

The fixed account is a non-segregated portion of our general account. The fixed account does not depend on the investment performance of the variable account. Subject to applicable law, we have sole discretion over the investment of assets supporting the fixed account.

8.2 What is the variable  account?

The variable benefits under this policy are provided through the CUNA Mutual Life Variable Account, which is referred to in this policy as the variable account. The variable account is a segregated investment account to which we allocate certain assets and liabilities related to this policy and other variable policies. The variable account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act").

We own the assets of the variable account. We value the assets of the variable account each valuation day.

That portion of the assets of the variable account equal to the reserves and other policy liabilities of the policy supported by the variable account will not be charged with liabilities arising from any other business that we may conduct. We have the right to transfer to our general account any assets of the variable account that are in excess of such reserves and other policy liabilities. The income, gains, and losses, realized or unrealized, from the assets allocated to the variable account will be credited to or charged against the variable account, without regard to our other income, gains, or losses.

The variable account is divided into subaccounts. The subaccounts as of the policy issue date are shown on the data page. Each subaccount invests its assets solely in the shares or units of designated funds of underlying investment companies. The funds corresponding to the subaccounts available as of the policy issue date are shown on the data page. Net premiums allocated and transfers to a subaccount are invested in the fund supporting that subaccount.

8.3   Can the variable account be modified?

Subject to obtaining approval or consent required by applicable law, we reserve the right to:

a.)  combine the variable account with any of our other variable accounts;

b.) eliminate or combine any subaccounts and transfer the assets of any subaccount to any other subaccount;

c.) add new subaccounts and make such subaccounts available to any class of policies as we deem appropriate;

d.)  add new funds or remove existing funds;

e.) substitute a different fund for any existing fund, if shares or units of a fund are no longer available for investment, or if we determine that investment in a fund is no longer appropriate;

f.) deregister the variable account under the 1940 Act if such registration is no longer required;

g.) operate the variable account as a management investment company under the 1940 Act (including managing the variable account under the direction of a committee) or in any other form permitted by law;

h.) restrict or eliminate any voting rights of owners or other persons having such rights as to the variable account; and

i.) make any other changes to the variable account or its operations as may be required by the 1940 Act or other applicable law or regulations.

In the event of any such substitution or other change, we may make changes to this and other policies as may be necessary or appropriate to reflect such substitution or other changes.

The investment policy of a subaccount may not be changed unless:

a.) the change is approved, if required, by the Insurance Commissioner of the State of Iowa; and

b.) a statement of such approval is filed, if required, with the insurance department of the state in which this policy is delivered.


SECTION  9.                         TRANSFER PRIVILEGE

9.1 Can you transfer values among and between the accounts?

You may transfer values among and between the accounts while the insured is living and before the maturity date by written request. The transfer privilege allows you to:

a.) transfer an amount up to the amount invested in one subaccount to another subaccount at any time;

b.) transfer an amount up to the amount invested in a subaccount to the fixed account at any time except for the six month period after a transfer out of the fixed account; and

c.) transfer an amount out of the fixed account at any time during the 30 day period beginning on and immediately following the policy anniversary. Only one transfer of up to 25% of the fixed account will be allowed each policy year. Transfer of amounts from the fixed account to two or more subaccounts occurring on the same day will be considered one transfer.

The service fee for the transfer, if any, is shown on the data page. The fee will be deducted from the account from which the transfer is made. If a transfer is made from more than one account at the same time, the fee will be deducted pro rata from such accounts. If an account value is insufficient, the fee will be deducted pro rata from the remaining accounts.

Multiple transfers made on the same day will be treated as one transfer for the purpose of assessing a transfer fee. We reserve the right to waive any transfer restrictions, or to limit or suspend the transfer privilege for a reasonable period of time. Any waiver of transfer restriction, or limit or suspension of the transfer privilege, will be administered in a nondiscriminatory manner.

SECTION  10.                        POLICY VALUE

10.1   What is your policy value?

Your policy value at any time is equal to the sum of the values you have in the fixed account, the variable account, and the loan account.

10.2 How is your fixed account value determined? Your fixed account value is equal to:

a.)      the amounts allocated or transferred to the fixed account; plus
b.)      interest earned; minus
c.)      any partial withdrawal or loan taken; minus
d.)      any amounts transferred to any subaccounts of the variable account.

We will credit interest on each monthly processing day on all amounts in the fixed account at a rate not less than 4.00%. Additional interest will be credited at our discretion.

10.3 How is your variable account value determined? Your variable account value at the end of each valuation period is the total of your subaccount values. The value for each subaccount is equal to:

a.) the number of that subaccount's accumulation units credited to you; multiplied by

b.) the accumulation unit value for that subaccount at the end of the valuation period for which the determination is being made.


10.4 How are accumulation  unit values  determined?

The accumulation unit value for each subaccount is determined at the end of each valuation period and is calculated by subtracting b.) from a.) and dividing the result by c.), where:

a.)  is the net result of:

     1.) the net assets of the subaccount attributable to the accumulation units (i.e., the aggregate value of the underlying fund shares held by the subaccount) as of the end of such valuation period; plus or minus

     2.)  the cumulative credit or charge with respect to any taxes reserved for
          by  us  during  the   valuation   period  which  we  determine  to  be
          attributable to the operation of the subaccount.

b.) is the cumulative unpaid charge for the mortality and expense risk charge. The charge for a valuation period is equal to the daily charge for the mortality and expense risk charge multiplied by the number of days in the valuation period.

c.) is the number of accumulation units outstanding at the end of such valuation period.

For each subaccount, net premium or transferred amounts are converted into accumulation units. The number of accumulation units credited is determined by dividing the dollar amount directed to each subaccount by the value of the accumulation unit for that subaccount at the end of the valuation period in which the net premium or transferred amount is received.

Cancellation of the appropriate number of accumulation units from a subaccount will occur upon:

a.)      deduction of insurance charges;
b.)      a partial withdrawal or full surrender;
c.)      a policy loan;
d.)      a transfer from a subaccount;
e.)      any service fee;
f.)      payment of the death proceeds at the insured's death; or
g.)      payment of the surrender value on the maturity date.

Accumulation units will be canceled as of the end of the valuation period in which we receive notice of or instructions regarding the event.

10.5 How is your loan account value determined?

Your loan account value is equal to any amounts in the loan account, plus any accrued loan account interest. (See Section 12.)

SECTION  11.                        PARTIAL WITHDRAWALS AND POLICY SURRENDER

11.1 What are the rules for a partial withdrawal?

You may make up to two partial withdrawals each policy year by written request. Written consent of all assignees or irrevocable beneficiaries must be obtained prior to any partial withdrawal. An amount up to the policy surrender value, less two months of insurance charges, may be taken as a partial withdrawal. Partial withdrawals will be effective as of the date we receive your written request. A partial withdrawal request for the full surrender value will be considered a full surrender of the policy.

You may specify the accounts from which the partial withdrawal, including the service fee, will be deducted. If any account value is insufficient, or if you do not specify the accounts, the amount will be deducted pro rata from all or any of remaining accounts.

If death benefit Option 1 is in effect at the time of a partial withdrawal, the specified amount will be reduced by the amount of the partial withdrawal, including the amount of the service fee. If death benefit Option 2 is in effect at the time of a partial withdrawal, there will be no effect on the specified amount.

We reserve the right to decline a partial withdrawal request if the remaining specified amount would be below the minimum specified amount necessary to issue a new policy.

11.2 What are the rules for surrender of this policy?

You may surrender this policy for its surrender value by written request. The written consent of all assignees or irrevocable beneficiaries must be obtained prior to any surrender. The surrender date of the policy will be the date we receive your written request. The surrender value will be determined as of the end of the valuation period during which the surrender occurs. The surrender value of your policy is equal to the policy value, less any applicable surrender charges and loan amount.

Your policy and all insurance benefits will terminate as of the surrender date. We may require you to return your policy to us.

11.3   What is the surrender charge?

The table of surrender charges is shown on the data page. Surrender charges are based on the specified amount and the insured's age, gender (if this policy is based on male or female cost of insurance rates), rating class, and will apply only during the first 10 policy years. Any increase in specified amount will have its own ten year surrender charge period.

SECTION  12.                        POLICY LOANS

12.1   Are loans available?

You may borrow up to 90% of your policy value, less any surrender charges, by written request. This amount will be reduced by any existing loans when determining the amount available for any additional loans. The written consent of all assignees or irrevocable beneficiaries must be obtained prior to any policy loan. Loan activity may affect any dividends payable on this policy.

You may specify the accounts from which the loan will be made. If you do not specify the accounts, we will deduct the amount pro rata. The amount borrowed from such accounts in connection with the loan will be transferred to the loan account.

12.2   What is a standard loan?

Any loan taken prior to your tenth policy anniversary will be a standard loan.

12.3   What is a preferred loan?

Any new loan you take after your tenth policy anniversary will be a preferred loan.

12.4   How will loan interest be determined?

Interest will be credited on the amount in the loan account at the effective annual rate of 4.00%, as shown on the data page.

Interest is payable on policy loans and will accrue at the effective annual rate determined at our discretion for standard and preferred loans, but not more than 6.00% for standard loans and 4.50% for preferred loans. The standard loan rate and the preferred loan rate as of the policy issue date are shown on the data page. Your loan amount is equal to the sum of your loan principal, plus any accrued loan interest.

On each policy anniversary, any difference between the loan amount and the loan account value will be transferred pro rata to the loan account, unless the difference is paid in cash. Unpaid loan interest, when due, will increase the amount of your loan.

12.5   How are policy loans repaid?

You may repay all or part of a policy loan during the lifetime of the insured and prior to the maturity date. Any policy loans and unpaid loan interest charges not repaid at the insured's death or at maturity are deducted from the death or maturity proceeds.

Any amount we receive from you will be credited to your policy as a net premium payment, unless we receive written request that the amount is for loan repayment.

A loan repayment will be allocated to your accounts according to your premium allocation percentages on file at the home office, unless you request otherwise.

SECTION 13.                         RESTRICTIONS ON POLICY

13.1 Are there any restrictions on payment of a partial withdrawal, full surrender, or policy loan?

Generally, the amount of any full surrender, partial withdrawal, or policy loan will be paid to you within seven days of our receipt of your written request.

In accordance with state law, we reserve the right to postpone payment of a partial withdrawal, full surrender, or policy loan from the fixed account for up to six months after we receive your written request. If payment is postponed for more than 29 days, we will pay interest at an effective annual rate of 4.00% for the period of postponement.

We reserve the right to postpone payment of a partial withdrawal, full surrender, or policy loan from the variable account for any period when:

a.) the New York Stock Exchange is closed other than customary weekend and holiday closing;

b.)  trading on the Exchange is restricted;

c.) an emergency exists as a result of which it is not reasonable or practicable to dispose of securities held in the variable account or determine their value; or

d.) the Securities and Exchange Commission permits delay for the protection of security holders.

The applicable rules of the Securities and Exchange Commission shall govern as to whether the conditions in b.) and c.) exist.

SECTION  14.                        DEATH BENEFIT

14.1 What is the death benefit amount provided by your policy?

The death benefit amount is based on your specified amount and death benefit option. Your specified amount and death benefit option as of the policy issue date are shown on the data page.

14.2   What are the death benefit options?

Your policy offers two death benefit options:

a.) Option 1 (Level). As your policy value increases, the pure insurance amount decreases, such that the total death benefit remains level. For Option 1, the death benefit amount is equal to the greater of:

     1.)  the specified amount; or

     2.) the policy value as of the insured's date of death, multiplied by the death benefit percentage factor.

b.) Option 2 (Variable). As your policy value increases, your death benefit increases. The pure insurance amount remains equal to your specified amount. For Option 2, the death benefit amount is equal to the greater of:

     1.)  the specified amount plus the policy value; or

     2.) the policy value as of the insured's date of death, multiplied by the death benefit percentage factor.

14.3 What is the death benefit  percentage  factor?

The death benefit percentage factor is used to ensure that the death benefit amount paid is at least the minimum amount required to be treated as life insurance under the Internal Revenue Code. The factors used in calculating the death benefit are shown below.

 Age         Factor          Age        Factor             Age        Factor
 ---         ------          ---        -------            ---        ------
 0-40          2.50           54          1.57                68           1.17
   41          2.43           55          1.50                69           1.16
   42          2.36           56          1.46                70           1.15
   43          2.29           57          1.42                71           1.13
   44          2.22           58          1.38                72           1.11
   45          2.15           59          1.34                73           1.09
   46          2.09           60          1.30                74           1.07
   47          2.03           61          1.28             75-90           1.05
   48          1.97           62          1.26                91           1.04
   49          1.91           63          1.24                92           1.03
   50          1.85           64          1.22                93           1.02
   51          1.78           65          1.20                94           1.01
   52          1.71           66          1.19                95           1.00
   53          1.64          .67          1.18

If your maturity date is extended (see Section 3), the death benefit percentage factor will be equal to 1.01 on the policy anniversary at the insured's age 95 and will remain at 1.01 to the new maturity date. On the new maturity date, the death benefit percentage factor will be equal to 1.00.

14.4 Can you change your death benefit option?

You may change your death benefit option at any time by written request. The written consent of all assignees or irrevocable beneficiaries must be obtained prior to the change. The change will become effective on the next occurring monthly processing day after we receive your written request. We may require evidence of insurability.

If Option 1 is changed to Option 2, your current specified amount will be reduced by an amount equal to your policy value on the effective date of the change.

If Option 2 is changed to Option 1, your current specified amount will be increased by an amount equal to your policy value on the effective date of the change.

14.5 Can you change your specified amount?

You may change your specified amount at any time after the first policy year by written request. The written consent of all assignees or irrevocable beneficiaries must be obtained prior to the change. The effective date of the change will be shown on an endorsement to the data page. Any change is subject to the following conditions:

a.) Decreases - We reserve the right to require that the specified amount after any decrease be at least the minimum specified amount necessary to issue a new policy. For purposes of determining cost of insurance, any decrease in specified amount will reduce such amount in the following order:

     1.) the specified amount provided by the most recent increase will be reduced;
     2.) the next most recent increases will be reduced in succession; and 3.) the initial specified amount will be reduced last.

b.) Increases - A supplemental application must be completed, with evidence of insurability satisfactory to us, on any increase in specified amount. All policy provisions relating to the policy effective date will be applied to the increase in specified amount as if a new policy had been issued for that amount as of the effective date of the increase. We may require you to pay the premium amount necessary to issue a new policy for the amount of the increase.

        Additional surrender charges, cost of insurance charges, and administrative charges will apply corresponding to the amount of increase. However, no additional charges will apply if the increase in specified amount occurred solely due to a change in death benefit option. These additional charges will be shown on an endorsement to the data page.

        A service fee, as shown on the data page, will be assessed for an increase in the specified amount.

SECTION  15.                        PAYMENT OF PROCEEDS

15.1   When are proceeds payable?

Death proceeds are payable while this policy is in force in the event of the insured's death. Maturity proceeds are payable in the event the insured is still living on the maturity date.

15.2   What are the death proceeds?

         The death proceeds are equal to the following amounts:

a.) the death benefit amount on the date of death (See Section 14); plus b.) any premiums received after the date of death; minus c.) any partial withdrawals taken after the date of death; minus d.) any insurance charges due if the insured dies during a grace period; minus e.) any loan amount.

15.3   How will death proceeds be paid?

The death proceeds will be payable to the beneficiary when we receive proof satisfactory to us that the insured died while this policy was in force. Death proceeds will be paid in a single sum, unless a settlement option has been selected. (See Section 17.)

We will pay interest on single sum death proceeds from the date we receive satisfactory proof of death (or from the date of the insured's death, if required by law) until the date of payment. Interest will be paid at an annual rate determined by us, but never less than the rate required by law.

15.4   What are the maturity   proceeds?

The maturity proceeds are equal to the surrender value.

15.5   How will maturity proceeds be paid?

The maturity proceeds will be paid in a single sum, unless a settlement option has been selected. (See Section 17.)

SECTION 16.                         BENEFICIARY

16.1 To whom will we pay the death proceeds?

We will pay the death proceeds of this policy to the beneficiary as stated in the application, unless later changed as allowed by this policy. If no beneficiary is stated, the beneficiary will be the insured's spouse, if living, otherwise the insured's estate.

There are different classes of beneficiaries called primary and contingent. These classes set the order of payment. There may be more than one beneficiary in a class. Beneficiaries in the same class will receive equal payments unless we have written instructions to the contrary.

16.2 What if a beneficiary dies before the insured?

Only a beneficiary who outlives the insured is eligible to receive the death proceeds. If no primary beneficiary outlives the insured, the death proceeds will be paid to the contingent beneficiary. If no primary or contingent beneficiary outlives the insured, we will pay the death proceeds of this policy to you, the owner, if living, otherwise to your estate.

16.3   Can you change the beneficiary?

You may change the beneficiary during the insured's lifetime by written request. The written consent of all assignees or irrevocable beneficiaries must be obtained prior to the change.

Your written request will not be effective until it is recorded in our home office. After it has been recorded, it will take effect as of the date you signed the request. However, we will not be responsible for any payment made or other action taken before we record the request.

SECTION  17.                        SETTLEMENT OPTIONS

17.1 What are the requirements for selecting a settlement option?

You may select a settlement option during the insured's lifetime for payment of death proceeds. You may also select a settlement option upon policy surrender or maturity. The written consent of all assignees or irrevocable beneficiaries must be obtained prior to the selection. A beneficiary may select a settlement option only after the insured's death. However, you may provide that the beneficiary will not be permitted to change a settlement option you have selected.

Any person who selects a settlement option may name a successor payee to receive any remaining guaranteed payments due after the death of the payee. If the last surviving payee dies before all the guaranteed payments have been made, we will pay the present value of the remaining payments in one sum to that payee's estate. The present value will be based on the rate of interest for the option selected.

For a policy based on male or female cost of insurance rates, we may require due proof of the age and gender of any payee who is to receive a life income. For a policy based on blended cost of insurance rates, we may require due proof of the age of any payee who is to receive a life income. The basis for cost of insurance rates is shown on the data page.

17.2   What are the available settlement options?

There are four settlement options available for payment of policy proceeds. They are described below. Other payment options may be available with our consent.

For Option 1, the minimum amount which can be applied is $2,500. If the monthly interest payment for Option 1 is less than $25, we reserve the right to pay interest annually. For all other options, the minimum amount which can be applied is the greater of $2,500, or the amount required to provide an initial monthly payment of $25.

Option 1 - Interest Option. We will pay interest on the proceeds which we will hold as a principal sum during the lifetime of the payee. The payee may choose to receive interest payments either once a year or once a month. We will determine the effective rate of interest from time to time, but it will not be less than an effective annual rate of 4.00%.

Option 2 - Installment Option. We will pay equal monthly payments for a chosen number of years, not less than 5 nor more than 30. If the original payee dies before payments have been made for the chosen number of years: a.) payments will be continued for the remainder of the period to the successor payee; or b.) the present value of the remaining payments, computed at the interest rate used to create the Option 2 rates, will be paid to the successor payee or to the last surviving payee's estate, if there is no successor payee.

The Option 2 rates shown in Section 18 are based on 4.00% interest per year. Additional interest, if any, will be payable as we may determine from time to time.

Option 3 - Life Income - Specified Guarantee Period Certain. We will pay monthly payments for as long as the payee lives. If the original payee dies before all of the payments have been made for the specified guaranteed period certain: a.) payments will be continued during the remainder of the guaranteed period certain to the successor payee; or b.) the present value of the remaining payments, computed at the interest rate used to create the Option 3 rates, will be paid to the successor payee or to the last surviving payee's estate, if there is no successor payee.

The specified guaranteed period certain choices are:

a.)      0 years (life income only);
b.)      10 years; or
c.)      20 years;

Dividends, if any, will be payable as determined by us.

Option 4 - Joint and Survivor Life Income - 10 Year Guaranteed Period Certain. We will pay monthly payments for as long as either of the original payees is living. If, at the death of the second surviving payee, payments have been made for less than 10 years: a.) payments will be continued during the remainder of the guaranteed period certain to the successor payee; or b.) the present value of the remaining payments, computed at the interest rate used to create the Option 4 rates, will be paid to the successor payee or to the last surviving payee's estate, if there is no successor payee.

Dividends, if any, will be payable as determined by us.

17.3   How will payments be determined?

The dollar amount of each fixed payment will be determined by dividing the amount applied by $1,000, and multiplying the result by the applicable settlement option rate.

SECTION  18.                        OPTION TABLES

18.1 What rates will be used to determine payment values for Option 2?
The rates below will be used to determine the dollar amount of the monthly payments for Option 2. The rates show the dollar amount of each monthly payment for each $1,000 applied. Rates for years payable not shown, if allowed by us, will be calculated on an actuarially equivalent basis and will be available upon request.

Option 2.  Rates - First Payment Due at Beginning of Period.

    Years                               Monthly Payment Payable Under
   Payable                            Option 2 for each $1,000 Applied
   -------                            --------------------------------

       10                                          10.06
       15                                           7.34
       20                                           6.00
       25                                           5.22
       30                                           4.72

18.2 What rates will be used to  determine  payment  values for Options 3 and 4?

The age adjustment table below and following rates will be used to determine the dollar amount of the monthly payments for Options 3 and 4.

The male/female life income rates for Options 3 and 4 are based on the payee's adjusted age and gender. The blended life income rates are based on the payee's adjusted age. The life income rates for this policy are based on the cost of insurance rate type as shown on the data page. The adjusted age is the payee's age last birthday plus the age adjustment shown in the table below. The policy years elapsed are from the policy issue date to the effective date of the option. Any partial policy year is considered as a full policy year.

    Contract Years Elapsed                    Age Adjustment
             1-10                                    +3
            11-20                                    +2
            21-30                                    +1
              +31                                     0

The following rates show the dollar amount of each monthly payment for each $1,000 applied. The rates are based on the 1983A Mortality Tables and with compound interest at the effective rate of 4.00% per year. Rates for adjusted ages and guaranteed periods certain not shown, if allowed by us, will be calculated on an actuarially equivalent basis and will be available upon request.

Option 3. Life Income Rates - Guaranteed Period Certain - First Payment Due at Beginning of Period.


                          Male/Female Life Income Rates
                               Per $1,000 Applied


                               Adjusted Age - Male
Years  55    56    57    58    59    60    61    62    63    64    65    66    67    68    69    70    71    72    73    74    75
  0   5.29  5.39  5.49  5.61  5.73  5.86  6.00  6.16  6.32  6.49  6.68  6.88  7.09  7.31  7.56  7.82  8.09  8.39  8.71  9.05  9.41
 10   5.20  5.29  5.38  5.48  5.59  5.70  5.82  5.95  6.08  6.21  6.35  6.50  6.65  6.81  6.97  7.14  7.31  7.48  7.65  7.83  8.00
 20   4.94  5.00  5.06  5.12  5.18  5.24  5.31  5.37  5.43  5.48  5.54  5.59  5.64  5.69  5.73  5.77  5.81  5.84  5.87  5.89  5.91


                              Adjusted Age - Female
Years  55    56    57    58    59    60    61    62    63    64    65    66    67    68    69    70    71    72    73    74    75
 0    4.84  4.92  5.00  5.09  5.19  5.29  5.40  5.52  5.65  5.78  5.92  6.08  6.24  6.42  6.61  6.81  7.04  7.28  7.54  7.83  8.14
10    4.80  4.87  4.95  5.03  5.12  5.22  5.32  5.42  5.53  5.65  5.77  5.90  6.04  6.19  6.34  6.50  6.67  6.84  7.02  7.21  7.40
20    4.67  4.73  4.79  4.85  4.91  4.98  5.05  5.11  5.18  5.25  5.32  5.39  5.45  5.51  5.58  5.63  5.69  5.73  5.78  5.82  5.85


                            Blended Life Income Rates
                               Per $1,000 Applied


                             Adjusted Age - Blended
Years  55    56    57    58    59    60    61    62    63    64    65    66    67    68    69    70    71    72    73    74    75
  0   4.93  5.01  5.10  5.20  5.30  5.41  5.52  5.65  5.78  5.92  6.07  6.24  6.41  6.60  6.80  7.01  7.25  7.50  7.77  8.07  8.39
 10   4.88  4.96  5.04  5.13  5.22  5.32  5.42  5.53  5.65  5.77  5.89  6.03  6.17  6.32  6.47  6.63  6.80  6.98  7.16  7.34  7.53
 20   4.73  4.79  4.85  4.91  4.97  5.04  5.10  5.17  5.24  5.30  5.37  5.43  5.50  5.56  5.61  5.67  5.71  5.76  5.80  5.84  5.87



Option 4. Life Income Factors - Joint and Survivor - 10 Year Guaranteed Period Certain - First Payment Due at Beginning of Period.



               Male/Female  Life Income Rates                                   Blended Life Income Rates
                  Per 1,000 Applied                                            Per $1,000 Applied


Adjusted                                                                     Adjusted
   Age               Adjusted Age - Female                                      Age              Adjusted Age - Blended
  Male           55        60        65       70       75                     Blended     55      60       65       70      75
    55          4.44      4.62      4.79     4.93     5.05                     55        4.39    4.52      4.64     4.73    4.80
    60          4.55      4.79      5.03     5.25     5.44                     60        4.52    4.72      4.90     5.05    5.17
    65          4.64      4.93      5.25     5.58     5.88                     65        4.64    4.90      5.16     5.41    5.61
    70          4.70      5.04      5.45     5.89     6.33                     70        4.73    5.05      5.41     5.77    6.11
    75          4.75      5.12      5.59     6.14     6.74                     75        4.80    5.17      5.61     6.11    6.60


                                                        Policy Number: 123456789
-------------------------------------------------------------------------------
                            GUARANTEED MAXIMUM ANNUAL
-------------------------------------------------------------------------------
                          COST OF INSURANCE RATE TABLE


            FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

OWNER(S):   John Doe                              SPECIFIED AMOUNT:  $50,000

INSURED:   John Doe                               RATING:  Standard Tobacco

ISSUE DATE:       January 15, 2000                ISSUE AGE:  35

MATURITY DATE:  January 15, 2060                  GENDER:  Male

DEATH BENEFIT:  Option 1                          COST OF INSURANCE RATES:  Male

The rates shown are annual rates in dollars per $1,000. The annual cost of insurance rate we charge will never be more than the guaranteed maximum annual rates shown below. Monthly cost of insurance calculations will use one-twelfth of these rates.

          Age                Rate              Age             Rate

           35                 2.72           68                48.39
           36                 2.92           69                52.35
           37                 3.17           70                56.72
           38                 3.45           71                61.63
           39                 3.77           72                67.18
           40                 4.14           73                73.33
           41                 4.54           74                80.07
           42                 4.98           75                87.27
           43                 5.46           76                94.63
           44                 5.99           77               102.02
           45                 6.55           78               109.49
           46                 7.13           79               117.30
           47                 7.76           80               125.71
           48                 8.44           81               134.96
           49                 9.18           82               145.21
           50                10.00           83               156.29
           51                10.93           84               167.83
           52                11.98           85               179.44
           53                13.17           86               190.84
           54                14.47           87               202.54
           55                15.86           88               214.73
           56                17.33           89               226.85
           57                18.88           90               239.08
           58                20.51           91               251.80
           59                22.26           92               266.55
           60                24.21           93               285.47
           61                26.41           94               311.27
           62                28.89
           63                31.66
           64                34.69
           65                37.90
           66                41.26
           67                44.74





            FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY




               Flexible Premium Variable Universal Life Insurance
                            Adjustable Death Benefit
        Flexible Premiums Payable During Lifetime of Insured Until Age 95
        Death Benefit Payable at Death of Insured Prior to Maturity Date
                                  Participating




                       CUNA MUTUAL LIFE INSURANCE COMPANY
                     2000 Heritage Way, Waverly, Iowa 50677
                            Telephone: (319) 352-4090

                                 EXHIBIT 5a(i)

Form 1668

ACCELERATED BENEFIT OPTION ENDORSEMENT

This endorsement is a part of the policy to which it is attached. All definitions, provisions and exceptions of the policy apply to this endorsement, unless changed by this endorsement. This endorsement applies to Your basic policy and any attached life insurance riders. If We pay You an accelerated benefit, the applicable cash values, loan values and death benefit will be reduced.

BENEFIT  PAYMENTS  UNDER THIS  ENDORSEMENT  MAY BE TAXABLE.  CONSULT
YOUR TAX ADVISOR.

                                   DEFINITIONS

"INSURED" means the person who is covered for benefits under the policy or any life insurance riders to which this endorsement is attached.

"DOCTOR" means a physician having the designation Doctor of Medicine (M.D.), excluding You, the Insured, or a member of Your family or the Insured's family.

"HOME OFFICE" means Century Life of America, 2000 Heritage Way, Waverly, Iowa, 50677.

"TERMINAL ILLNESS" means a non-correctable medical condition in which the Insured's life expectancy is no more than twelve (12) months, as certified in writing by a Doctor.

"WE, OUR, US" means Century Life of America.

"YOU, YOUR" means the owner of this policy.

                                     BENEFIT

If You so elect, We will pay a portion of the eligible death proceeds to You if the Insured has a Terminal Illness, according to the provisions of this endorsement.

Eligible death proceeds refers to:

1. The amount of  insurance  payable  upon the death of the  Insured;  or
2. The amount of insurance payable one (1) year from the date We receive a written request to exercise this option, if less; or
3. The amount of insurance, not including the accumulated value, for a Flexible Premium Adjustable Life Insurance Policy or Flexible Premium Variable Life Insurance Policy; and
4. Includes any paid up additions, other than one year term additions.

In order to be considered eligible:

1. The coverage must be in force other than as extended term insurance.
2. The coverage must have more than two years until its maturity or expiration date, from the date written notification is received at the Home Office of Your request to exercise this benefit option.

                           ACCELERATED BENEFIT AMOUNT

The Acceleration Amount is the portion of the eligible death proceeds which You elect to apply under this option.
The total Acceleration Amount on all Century Life of America policies must be at least $5,000 and may not exceed the lesser of:

1. 50% of the eligible death proceeds on the life of the Insured; or
2. $250,000.

    This benefit option may be exercised no more than two times.

                                PAYABLE PROCEEDS

The term Payable Proceeds means the amount paid if You elect to exercise this benefit option. We will discount (reduce) the Acceleration Amount assuming an interest rate equal to the lesser of: 8%, or the applicable federal interest rate determined under Section 846(c)(2) of the Internal Revenue Service Code. In calculating the Payable Proceeds, We will also consider (if they apply):

1. The total of any outstanding policy loans plus loan interest on all such policy loans;
2. Expected future premiums or costs of insurance;
3. Expected future dividends; and
4. An administrative fee of $300.

The Payable Proceeds will be paid either as a lump sum, or in equal monthly payments for a fixed period. The minimum monthly payment is $500 and the maximum fixed period is twelve months.

If the Insured dies before all monthly payments have been made, We will pay the present value of the remaining payments to the beneficiary. The present value of the remaining payments will be calculated using the same interest rate as that used to determine the monthly payments.

                              CONDITIONS OF PAYMENT

Payment of this benefit is subject to the following conditions:

1. You must provide proof, satisfactory to Us, that the Insured has a Terminal Illness. Satisfactory proof will include a written statement from a Doctor, which must be received at the Home Office.
2. We have the right to require, at Our expense, that the Insured be examined by a Doctor of Our choosing in order to verify the diagnosis and prognosis.
3. Any assignee, irrevocable beneficiary or other party with ownership rights must consent to payment of this benefit.

                                     GENERAL

The effective date of this endorsement is the same as that of the policy, to which it is attached.

This endorsement allows for the accelerated payment of death benefit proceeds, which would otherwise be payable to Your beneficiary. This is not meant to cause You to involuntarily be required to access and exhaust these benefits. You may not access this benefit if:

1. You are required by law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or

2. You are required by a government agency to use this benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement.

                                EFFECT ON POLICY

After this option is exercised, the applicable policy values and amounts of insurance will be reduced by the Acceleration Percentage. The Acceleration Percentage is equal to the Acceleration Amount divided by the Eligible Death Proceeds. The new premiums or cost of insurance on the remaining coverage will be those which would have applied if originally issued at the reduced amount. Any insurance not included in the calculation of the Payable Proceeds will not be affected. We will send You information showing the new premium or cost of insurance, policy values and amount of insurance.

                                   TERMINATION

This endorsement will terminate on the earliest of:
1. The date any premium on this policy remains in default at the end of the grace period; or
2. The date this policy terminates or matures; or
3. The date We receive Your written notification at the Home Office to terminate this endorsement; or
4. The Insured's death.

CUNA Mutual Life Insurance Company
   A Mutual Insurance Company

/s/  Michael B. Kitchen

                                 EXHIBIT 5a(ii)
99-ADB-RV1
              ACCIDENTAL DEATH BENEFIT RIDER

RIDER SECTION 1.     GENERAL INFORMATION

1.1  What is our agreement with you?

Our agreement with you includes this rider and its application, as a part of the policy to which it is attached. The provisions of the policy apply to this rider unless they conflict with the rider. If there is a conflict, the rider provision will apply. The issue date for this rider is shown on the accidental death benefit annual cost of insurance rate table.

We promise to provide the proceeds described in this rider as long as the policy and this rider are in force and all the terms and conditions of this rider are met.

1.2 What is the benefit provided by this rider?

This rider provides accidental death benefit insurance on the life of the person named as insured under this policy.

1.3   Can this rider be contested?

We relied on statements made in the application when we issued this rider. In the absence of fraud, we will accept the statements made in the application or reinstatement application to be representations and not warranties. Statements made in the application or reinstatement application will not be used to contest this rider or challenge a claim under this rider unless that statement is material.

A statement is material if, based on correct and complete information, we would have:

a.)  denied coverage;
b.) issued the rider at a higher cost of insurance rate; or c.) issued the rider on some other basis than applied for.

If this rider is void as a result of a contest, the cost you paid for this rider will be refunded to you.

1.4 When does this rider become incontestable?

This rider is incontestable after it has been in force during the insured's lifetime for two years from its issue date. If this rider is reinstated, it is incontestable after it has been in force during the insured's lifetime for two years from the date of its reinstatement. If reinstatement occurs, it may be contested on the basis of statements made in the reinstatement application.

1.5 When will this rider terminate?

This rider will terminate on the earliest of:

a.)  the death of the insured;
b.)  the lapse or termination of the policy;
c.) the policy anniversary at the insured's age 70; or d.) the date you choose to end this rider. You may end it by written request.


RIDER SECTION 2.     RIDER INSURANCE CHARGES

2.1 What is the cost of this rider?

The cost of this rider is paid as part of the insurance charges for the policy to which it is attached. The cost for this rider is payable until the rider terminates. The cost of insurance rates are shown on the accidental death benefit annual cost of insurance rate table.

RIDER SECTION 3.     RIDER SPECIFIED AMOUNT

3.1 What is the specified accidental death benefit amount provided by this rider?

The rider specified amount is shown on the policy data page and on the accidental death benefit annual cost of insurance rate table.

RIDER SECTION 4.     RIDER ACCIDENTAL DEATH PROCEEDS

4.1 When are rider accidental death proceeds payable?

Rider accidental death proceeds are payable while this rider is in force in the event of the insured's accidental death due to injury. We will pay the rider specified amount in addition to the death proceeds of the policy if:

a.)  the insured's death:
     1.) is a direct result of accidental bodily injury, independent of all other causes; and
     2.)  occurs within 90 days of the injury;

b.)  both injury and death occur:
     1.)  on or after the insured reaches the age of four weeks;
     2.) before the policy anniversary at the insured's age 70; and 3.) while the policy and rider are in force; and

c.) we receive satisfactory proof of the insured's death due to accidental bodily injury.

4.2 What is the amount of accidental death benefit insurance provided by this rider?

The rider accidental death proceeds will be the sum of the following amounts:

a.)  the rider specified amount; plus
b.) the rider cost paid beyond the month in which death by accidental injury occurs; minus
c.)  any rider cost due.

 If the insured dies before reaching the age of one year, the accidental death proceeds will be one-half of the rider specified amount.

 If the death of the insured occurs during a grace period, the insurance charges for the policy will be deducted from the rider accidental death proceeds.

4.3   How will the rider accidental death proceeds be paid?

The rider accidental death proceeds will be payable to the beneficiary, as stated in the application for this rider, when we receive proof satisfactory to us that the insured died while this rider was in force as a result of accidental bodily injury. If no beneficiary is named, the proceeds will be paid to the insured's spouse, if living, otherwise to the insured's estate. Rider death proceeds will be paid according to the provisions of the policy.

RIDER SECTION 5.     LIMITATIONS

5.1 Are there any limitations to this rider benefit?

Accidental death benefit rider proceeds will not be payable if the insured dies as a result of any of the following causes:

a.)  death by suicide, whether sane or insane;
b.)  death by intentionally self-inflicted injuries;
c.)  death  by  injuries   sustained  while  committing  an
     assault or felony;
d.) death by injuries sustained while participating in a riot or revolt;
e.) death by injuries sustained while in military service during a time of declared or undeclared war, and while outside of the United States, the District of Columbia, or the Dominion of Canada;
f.) death by injuries caused by an act of declared or undeclared war;
g.) death by injuries sustained while traveling in or descending from any kind of aircraft if the insured is:
     1.) a pilot, student pilot, flight instructor, member of the crew, or has other duties related to the flight of the aircraft;
     2.)  participating in flight training;
     3.) sky diving from any kind of aircraft; or 4.) aboard an aircraft which is being used primarily for training, instruction, testing, or experimental purposes.

CUNA Mutual Life Insurance Company
    A Mutual Insurance Company

/s/  Michael B. Kitchen

      President


-----------------------------------------------------------
                            ACCIDENTAL DEATH BENEFIT
-----------------------------------------------------------
            ANNUAL COST OF INSURANCE RATE TABLE


              ACCIDENTAL DEATH BENEFIT RIDER


INSURED:  John Doe                           RATING: Standard Tobacco

ISSUE DATE:  January 15, 2000                ISSUE AGE: 35

EXPIRATION DATE:  January 15, 2035           GENDER: Male

SPECIFIED AMOUNT:  $50,000                   COST OF  INSURANCE RATES:   Male


The rates shown are annual rates per $1,000 of accidental death benefit. Monthly rates are one-twelfth of the annual rates.


     Age          Rate          Age          Rate

      0           .59           35             .69
      1           .59           36             .70
      2           .57           37             .71
      3           .55           38             .72
      4           .53           39             .73
      5           .51           40             .74
      6           .49           41             .75
      7           .47           42             .77
      8           .46           43             .79
      9           .46           44             .81
     10           .46           45             .83
     11           .48           46             .85
     12           .49           47             .87
     13           .54           48             .88
     14           .64           49             .90
     15           .77           50             .91
     16           .83           51             .92
     17           .88           52             .94
     18           .92           53             .96
     19           .94           54             .99
     20           .95           55            1.02
     21           .96           56            1.06
     22           .94           57            1.10
     23           .89           58            1.14
     24           .84           59            1.18
     25           .79           60            1.22
     26           .75           61            1.28
     27           .71           62            1.33
     28           .68           63            1.40
     29           .68           64            1.47
     30           .67           65            1.54
     31           .67           66            1.61
     32           .67           67            1.69
     33           .68           68            1.77
     34           .68           69            1.86


                                EXHIBIT 5a(iii)
99-CIR-RV1
                           CHILDREN'S INSURANCE RIDER

RIDER SECTION 1.     GENERAL INFORMATION

1.1  What is our agreement with you?

Our agreement with you includes this rider and its application, as a part of the policy to which it is attached. The provisions of the policy apply to this rider unless they conflict with the rider. If there is a conflict, the rider provision will apply. The issue date for this rider is shown on the insured child annual cost of insurance rate table.

We promise to pay the death proceeds of this rider and provide all other benefits described in this rider as long as the policy and this rider are in force.

1.2 What is the benefit provided by this rider?

This rider provides monthly renewable term life insurance on the life of any insured child and continues until the policy anniversary at the insured child's age 23.

1.3 Who is the insured child under this rider?

The insured child under this rider is any child, stepchild, or legally adopted child of the person insured under the policy to which this rider is attached. Any child born or legally adopted on or before the date of application must be living, named in the application, and under age 18 on the date of application. Any child born alive to, or legally adopted by, the person insured under the policy to which this rider is attached after the date of application will be insured. Legal adoption must occur prior to the child's age 18. Written notice of the addition of a child or children to this rider should be sent to our home office.

Although only a single copy of this rider is included with this policy, the benefit provided by this rider applies to each insured child.

1.4  Can this rider be contested?

We relied on statements made in the application when we issued this rider. In the absence of fraud, we will accept the statements made in the application or reinstatement application to be representations and not warranties. Statements made in the application or reinstatement application will not be used to contest this rider or challenge a claim under this rider unless that statement is material.

A statement is material if, based on correct and complete information, we would have:

a.)  denied coverage;
b.)  issued the rider at a higher cost of  insurance  rate;
     or
c.) issued the rider on some other basis than applied for.

If this rider is void as a result of a contest, the cost you paid for this rider will be refunded to you.

1.5 When does this rider become incontestable?

This rider is incontestable after it has been in force during the insured child's lifetime for two years from its issue date. If this rider is reinstated, it is incontestable after it has been in force during the insured child's lifetime for two years from the date of its reinstatement. If reinstatement occurs, it may be contested on the basis of statements made in the reinstatement application.


1.6 What if the insured child's age has been misstated?

If any insured child's age has been misstated, the amount payable will be adjusted to reflect the correct age.

If this rider would have ended at an earlier date, we will refund the rider cost paid beyond the correct rider termination date, without interest. If this rider would not have been issued, it will be deemed void from the start. It will be treated as if it had not been issued and any rider cost paid will be refunded, without interest.

1.7   Is there a suicide exclusion?

Suicide by an insured child, whether sane or insane, within two years of this rider's issue date or reinstatement date is not covered by this rider. If an insured child dies by suicide during this two year period, we will refund, without interest, any rider cost paid for the period of time during which the child was the only insured child covered under this rider.

1.8 When will this rider terminate?

This rider will terminate on the earliest of:

a.)  the lapse or termination of the policy;
b.) the rider anniversary at age 65 of the person insured under the policy to which this rider is attached; or
c.) the date you choose to end this rider. You may end it by written request.

RIDER SECTION 2.     RIDER INSURANCE CHARGES

2.1 What is the cost of this rider?

The cost of this rider is paid as part of the insurance charges for the policy to which it is attached. The cost for this rider is payable until the rider terminates.

2.2 How is the cost for this rider determined?

The cost for this rider is based on the cost of insurance rate schedule and the rider specified amount.

RIDER SECTION 3.     RIDER SPECIFIED AMOUNT

3.1 What is the specified death benefit amount provided by this rider?

The rider specified amount is shown on the policy data page and on the insured child annual cost of insurance rate table.

The specified amount is based on the number of units of children's insurance.

RIDER SECTION 4.     RIDER DEATH PROCEEDS

4.1 When are rider death proceeds payable?

Rider death proceeds are payable while this rider is in force in the event of the insured child's death. The insured child's death must occur on or before the policy anniversary at the insured child's age 23.

4.2   What are the rider death proceeds?

The rider death proceeds will be the rider specified amount based on the age of the insured child, as follows:

a.) live birth to age 15 days (360 hours).................$250 per unit

b.) age 15 days to age 6 months...........................$500 per unit

c.)  age 6  months  to  the  policy  anniversary
     at  the  insured  child's  age 23..................$1,000 per unit



If the death of any insured child occurs during a grace period, the insurance charges for the policy will be deducted from the rider death proceeds.

4.3 How will the rider death proceeds be paid?

The rider death proceeds will be payable to the beneficiary, as stated in the application for this rider, when we receive proof satisfactory to us that the insured child died while this rider was in force. The insured child's death must occur on or before the policy anniversary at the insured child's age 23. Rider death proceeds will be paid according to the provisions of the policy.

4.4 Is there a paid-up benefit upon the death of the person insured under the policy to which this rider is attached?

If the person insured under the policy to which this rider is attached dies, this rider terminates and no further premium payments will be required. Each insured child will then be issued and become owner of a paid-up term insurance policy. The paid-up term insurance will be the same amount as provided under this rider as if this rider had not terminated. The paid-up insurance will expire on the date which would have been the policy anniversary at the insured child's age 23.

The paid-up term insurance has cash value. The cash value at any time will equal the then present value of future benefits provided to each insured child. These present values are based on the CSO Mortality Table then in effect, assuming:

a.)  interest at 4.5% per year compounded annually;
b.) death benefits payable immediately upon death; and c.) ages as determined on a last birthday basis.

A statement of such cash values will be furnished upon request.

The cash value of the paid-up term insurance may be surrendered at any time by written request.

RIDER SECTION 5.     CONVERSION PRIVILEGE

5.1 Can this rider be converted to a new policy?

The insurance coverage provided by this rider on an insured child may be converted to a new policy while this rider is in force provided:

a.) your written request is made for an insured child on the policy anniversary at the insured child's age
     23, or the expiration date of this rider, if earlier;
b.) all cost due on this rider has been paid; and c.) the new policy is a permanent life insurance policy we are then issuing.

The suicide and incontestability provisions of the new policy will be measured from the issue date of this rider.

5.2   What is the amount of insurance for the new policy?

The amount of insurance for the new policy issued will be $5,000 per unit of children's insurance. An insured child may increase the amount of insurance for the new policy by providing evidence of insurability satisfactory to us. The suicide and incontestability provisions for any increase will be measured from the date of the increase.

5.3   What is the effective date of the new policy?

The effective date of the new policy will be the monthly processing day on or following receipt of your written request in our home office.

5.4 What basis will be used to determine the premium for the new policy?

The premium for the new policy will be based on the insured child's age at conversion, gender ( if the new policy is based on male or female cost of insurance rates), and rating class as of the date this rider was issued.

5.5   Will evidence of insurability be required?

Evidence of insurability will not be required to convert existing coverage. However, if any riders are requested with the new policy, we will require evidence of insurability satisfactory to us for the additional coverage.

RIDER SECTION 6.     DIVIDENDS

6.1 Will this rider receive dividends?

While this rider is in force, it will share in our divisible surplus. We will determine once a year if any dividends are payable on this rider. Any dividends will be combined with and applied using the same method selected for the policy. We do not anticipate any dividends to be paid on this rider.


CUNA Mutual Life Insurance Company
           A Mutual Insurance Company

/s/ Michael B. Kitchen
      President


-----------------------------------------------------------
     INSURED CHILD ANNUAL COST OF INSURANCE RATE TABLE
-----------------------------------------------------------


                           CHILDREN'S INSURANCE RIDER


INSURED: Children                         SPECIFIED AMOUNT:  10 Units
                                          (See Section 4 of this rider)
ISSUE DATE:   January 15, 2000

EXPIRATION DATE:    January 15, 2030      ANNUAL  COST OF INSURANCE*:   [$90.00]


* Monthly cost of insurance calculations will use one-twelfth of the annual cost of insurance.

                                 EXHIBIT 5a(iv)

98-EBP

CUNA Mutual Life Insurance Company
A Mutual Insurance Company
2000 Heritage Way, Waverly, Iowa 50677
Phone: 800/798-5500

                       EXECUTIVE BENEFIT PLAN ENDORSEMENT

SECTION 1.           GENERAL INFORMATION

What is our agreement with you?

Our agreement with you includes this endorsement as a part of the policy or contract (herein referred to as "policy") to which it is attached. The provisions of the policy apply to this endorsement unless changed by this endorsement.

SECTION 2.           BENEFIT

What is the benefit provided by this endorsement?

This endorsement waives the surrender charges or deferred charges on the policy to which it is attached subject to the following:

a.) this policy is surrendered and the proceeds are used to fund a new policy provided through CUNA Mutual
     Life Insurance Company or an affiliate;
b.)  this policy is owned by a business or a trust;
c.)  the new policy is owned by the same entity;
d.) the insured or annuitant under this policy is a selected manager or a highly compensated employee (as those terms are defined by Title 1 of the Employee Retirement Income Security Act, as amended);
e.) the insured or annuitant under the new policy is also a selected manager or a highly compensated employee;
f.) we receive an application for the new policy; and g.) we have evidence of insurability satisfactory to us.

SECTION 3.           CHARGES

Is there a charge for this benefit?

There is no charge for this benefit. However, if you exercise the right provided by this endorsement during the first two policy years, we reserve the right to charge a fee to offset expenses incurred. Any fee charged will never be greater than $150.00.

CUNA Mutual Life Insurance Company
      A Mutual Insurance Company

/s/  Michael B. Kitchen
         President

EXHIBIT 5a(v)

99-GIR-RV1
                          GUARANTEED INSURABILITY RIDER

RIDER SECTION 1.     GENERAL INFORMATION

1.1  What is our agreement with you?

Our agreement with you includes this rider and its application, as a part of the policy to which it is attached. The provisions of the policy apply to this rider unless they conflict with the rider. If there is a conflict, the rider provision will apply. The issue date for this rider is shown on the guaranteed insurability annual cost of insurance rate table.

1.2 What is the benefit provided by this rider?

You may purchase additional insurance on the life of the person named as insured under the policy without evidence of insurability on any option date by written request, as described in Section 3, if the policy and this rider are in force. The additional insurance will be provided by increasing the specified amount of the policy to which this rider is attached. This rider does not provide the right to increase the amount of insurance provided by any accidental death benefit rider attached to the policy.

1.2  Can this rider be contested?

We relied on statements made in the application when we issued this rider. In the absence of fraud, we will accept the statements made in the application or reinstatement application to be representations and not warranties. Statements made in the application or reinstatement application will not be used to contest this rider or challenge a claim under this rider unless that statement is material.

A statement is material if, based on correct and complete information, we would have:

a.)  denied coverage;
b.)  issued the rider at a higher cost of  insurance  rate;
     or
c.)  issued the rider on some other basis than applied for.

If this rider is void as a result of a contest, any cost you paid for this rider will be refunded to you.

1.4 When does this rider become incontestable?

This rider is incontestable after it has been in force during the insured's lifetime for two years from its issue date. If this rider is reinstated, it is incontestable after is has been in force during the insured's lifetime for two years from the date of its reinstatement. If reinstatement occurs, it may be contested on the basis of statements made in the reinstatement application.

1.5  Is there a suicide exclusion?

No temporary death benefit, as described in Section 3, is provided if death occurs by suicide, while sane or insane, within two years of the issue date of this rider. If an option for an increase in the specified amount is exercised and the insured dies by suicide within two years of this rider's issue date, the only amount payable with respect to the increase will be a return of the cost of insurance and administrative charge paid for the increase.

1.6 When will this rider terminate?

This rider will terminate on the earliest of:

a.)  the lapse or termination of the policy;
b.) the policy anniversary at the insured's age 40; or c.) the date you choose to end this rider. You may end it by written request.

RIDER SECTION 2.     RIDER INSURANCE CHARGES

2.1 What is the cost of this rider?

The cost for this rider is paid as part of the insurance charges for the policy to which it is attached. The cost for this rider is payable until the rider terminates. The cost of insurance rates are shown on the guaranteed insurability annual cost of insurance rate table.


RIDER SECTION 3.     PURCHASE OF ADDITIONAL INSURANCE

3.1 When can you apply for additional amounts of insurance?

You may apply for additional amounts of insurance on any option date which occurs after the issue date of this rider. The maximum amount of additional insurance you may purchase at each option date is shown on the policy data page.

Option dates are policy anniversaries at the insured's age 25, 28, 31, 34, 37, and 40.

We must receive written application for the additional insurance within 60 days prior to or on the option date. The additional insurance will become effective on the option date.

If you do not exercise your right to purchase additional insurance on or prior to an option date, that option will expire. The expiration of any one option will have no effect on any future options.

3.2 Can you purchase additional amounts of insurance in advance of an option date?

You may purchase additional amounts of insurance in advance of the next option date if:

a.)  the insured marries; or
b.) the insured becomes a parent by birth of a living child or completion of the legal adoption of a minor.

In order to exercise an option in advance:

a.)  we  must  receive  a  written   application   for  the
     additional insurance while the insured is living and prior to the third monthly processing day following the marriage, birth, or adoption; and
b.) you must provide proof, in a form satisfactory to us, of the marriage, birth, or adoption.

If you exercise an option in advance, the effective date of the additional insurance will be the third monthly processing day following the marriage, birth, or adoption. If an option is taken in advance, it will not be available on the actual option date.

3.3 Will a temporary death benefit be provided if death occurs when an option could have been exercised?

If the insured dies during a period when an option could have been exercised, a temporary death benefit will be provided as if the option had been exercised. The temporary death benefit will be the maximum amount of additional insurance which could have been purchased under that option.

The temporary death benefit will be paid to the beneficiary in the same manner as the policy death proceeds.

CUNA Mutual Life Insurance Company
    A Mutual Insurance Company

/s/ Michael B. Kitchen

      President



-----------------------------------------------------------
            GUARANTEED INSURABILITY ANNUAL
-----------------------------------------------------------
             COST OF INSURANCE RATE TABLE


               GUARANTEED INSURABILITY RIDER


INSURED: John Doe                          MAXIMUM AMOUNT OF
                                           ADDITIONAL INSURANCE:   $50,000

ISSUE DATE: January 15,  2000              ISSUE AGE:  35

EXPIRATION DATE: January 15, 2005          GENDER:  Male

ANNUAL PREMIUM: $103.50


The rates shown are monthly rates per $1,000 of the maximum amount of additional insurance that may be purchased.


     Age          Rate          Age          Rate

      0            .87          19           1.35
      1            .89          20           1.38
      2            .91          21           1.39
      3            .94          22           1.41
      4            .96          23           1.47
      5            .98          24           1.54
      6           1.00          25           1.56
      7           1.03          26           1.60
      8           1.06          27           1.61
      9           1.08          28           1.71
     10           1.10          29           1.79
     11           1.13          30           1.85
     12           1.15          31           1.85
     13           1.18          32           1.84
     14           1.20          33           1.95
     15           1.23          34           2.01
     16           1.25          35           2.07
     17           1.28          36           2.05
     18           1.31          37           1.87

                                 EXHIBIT 5a(vi)


99-OIR-RV1

          TERM INSURANCE RIDER FOR OTHER INSUREDS

RIDER SECTION 1.     GENERAL INFORMATION

1.1  What is our agreement with you?

Our agreement with you includes this rider and its application, as a part of the policy to which it is attached. The provisions of the policy apply to this rider unless they conflict with the rider. If there is a conflict, the rider provision will apply. The issue date for coverage under this rider is shown on the other insured rider data page and on the guaranteed maximum other insured annual cost of insurance rate table.

We promise to pay the death proceeds of this rider and provide all other benefits described in this rider as long as the policy and this rider are in force.

1.2 What is the benefit provided by this rider?

This rider provides monthly renewable term life insurance on the life of the other insured.

1.3 Who is the other insured under this rider?

The other insured is a person whose life is insured under this rider as named on the data page for this rider. Although only a single copy of this rider is included with this policy, the benefit provided by this rider may apply to more than one person. Terms such as age, gender, issue date, application, and specified amount refer to each other insured individually.

1.3  Can this rider be contested?

We relied on statements made in the application when we issued this rider. In the absence of fraud, we will accept the statements made in the application or reinstatement application to be representations and not warranties. Statements made in the application or reinstatement application will not be used to contest this rider or challenge a claim under this rider unless that statement is material.

A statement is material if, based on correct and complete information, we would have:

a.)  denied coverage;
b.) issued the rider at a higher cost of insurance rate; or c.) issued the rider on some other basis than applied for.

If this rider is void as a result of a contest, the cost you paid for this rider will be refunded to you.

1.5 When does this rider become incontestable?

This rider is incontestable after it has been in force during the other insured's lifetime for two years from the issue date of coverage for that other insured. If this rider is reinstated, it is incontestable after it has been in force during the other insured's lifetime for two years from the date the coverage for that other insured was reinstated. If reinstatement occurs, it may be contested on the basis of statements made in the reinstatement application.

Any amount of increase in the rider specified amount for an other insured becomes incontestable after the increase has been in force during that other insured's lifetime for two years from the effective date of the increase.

1.6 What if the other insured's age or gender has been misstated?

If the other insured's age or gender has been misstated, an adjustment will be made to reflect the correct age and gender as follows:

a.) If the misstatement is discovered at death, the rider death benefit amount will be adjusted based on what the cost of insurance rate as of the most recent monthly processing day would have purchased at the other insured's correct age and gender.
b.) If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the other insured's correct age and gender beginning on the next monthly processing day.

1.7   Is there a suicide exclusion?

Suicide by the other insured, whether sane or insane, within two years of this rider's issue date or reinstatement date is not covered by this rider. If the other insured dies by suicide during this two year period, the cost you paid for this rider will be refunded to you. If the other insured dies by suicide within two years of the date of an increase in the rider specified amount, the only amount payable with respect to the increase will be a return of the rider cost made for the increase.

1.8 When will this rider terminate?

This rider will terminate on the earliest of:

a.)  the death of the other insured;
b.)  the lapse or termination of the policy;
c.)  the conversion date of this rider;
d.)  the rider  anniversary at the other  insured's age 95;
     or
e.) the date you choose to end this rider. You may end it by written request.

RIDER SECTION 2.     RIDER INSURANCE CHARGES

2.1 What is the cost of this rider?

The cost of this rider is paid as part of the insurance charges for the policy to which it is attached. The cost for this rider is payable until the rider terminates.

2.2 How is the cost for this rider determined?

The cost for this rider consists of the cost of insurance for this rider, plus the rider fee. The cost of insurance is based on the current rider cost of insurance rate schedule in effect, the rider specified amount for each other insured, and each other insured's attained age, gender, and rating class.

2.3 Can the current rider cost of insurance rate schedule be changed?

We may change the current rider cost of insurance rate schedule from time to time based on changes in future expectations for such factors as: investment earnings, mortality, persistency, expenses, and taxes. Any change will apply to all persons of the same age, gender, plan of insurance, and rating class, and whose riders have been in effect for the same length of time. We will not change the current rider cost of insurance rates because of a change in the other insured's health or occupation, or to recoup prior losses.

The current rider cost of insurance rates will never be greater than those shown in the guaranteed maximum other insured annual cost of insurance rate table.

RIDER SECTION 3.     RIDER SPECIFIED AMOUNT

3.1 What is the specified death benefit amount provided by this rider?

The rider specified amount for each other insured is shown on the other insured rider data page and on the guaranteed maximum other insured annual cost of insurance rate table for that other insured.

3.2 Can you make a change to your rider specified amount?

You may change the rider specified amount on any other insured at any time after the first policy year by written request. The written consent of all assignees or irrevocable beneficiaries must be obtained prior to the change. The effective date of the change will be shown on an endorsement to the data page. Any change is subject to the following conditions:

a.) Decreases - We reserve the right to require that the rider specified amount after any decrease be at least the minimum rider specified amount necessary to issue a new rider. For purposes of determining cost of insurance, any decrease in the rider specified amount will reduce such amount in the following order:

     1.) the rider specified amount provided by the most recent increase will be reduced;
     2.) the next most recent increases will be reduced in succession; and 3.) the initial rider specified amount will be reduced last.

b.) Increases - A supplemental application must be completed, with evidence of insurability satisfactory to us on the increase in rider specified amount. All rider provisions relating to the rider effective date will be applied to the increase in rider specified amount as if a new rider had been issued for that amount as of the effective date of the increase. We may require you to pay the premium amount necessary to issue a new rider for the amount of the increase.

     Additional rider cost of insurance charges will apply  corresponding to the
     amount  of  increase.   These  additional  charges  will  be  shown  on  an
     endorsement to the data page.

     We reserve the right to assess a service charge, as shown on the policy data page, for any increase in rider specified amount.

RIDER SECTION 4.     RIDER DEATH PROCEEDS

4.1 When are rider death proceeds payable?

Rider death proceeds are payable while this rider is in force in the event of the other insured's death.

4.2  What are the rider death proceeds?

The rider death proceeds will be the sum of the following amounts:

a.) the rider specified amount on the date of death; plus b.) the rider cost paid beyond the month death occurs; minus c.) any rider cost due.

If the death of any other insured occurs during a grace period, the insurance charges for the policy will be deducted from the rider death proceeds.


4.3 How will the rider death proceeds be paid?

The rider death proceeds will be payable to the beneficiary, as stated in the application for this rider, when we receive proof satisfactory to us that the other insured died while this rider was in force. Rider death proceeds will be paid according to the provisions of the policy.

RIDER SECTION 5.     CONVERSION PRIVILEGE

5.1 Can the insurance coverage provided by this rider be converted to a new policy?

The insurance coverage provided by this rider on an other insured may be converted to a new policy while it is in force provided:

a.)  your written request is made:
     1.) prior to the other insured's age 75; or 2.) within 60 days following the termination of this rider due to the death of the person named as insured under the policy;
b.) all cost due for this rider has been paid; and c.) the new policy is a permanent life insurance policy we are then issuing.

The suicide and incontestability provisions of the new policy will be measured from the issue date of this rider.

If the other insured dies during the 60-day conversion period, we will pay the insurance amount for that other insured, less any rider cost for that other insured, to the beneficiary.

5.2  What is the amount of insurance for the new policy?

The amount of insurance for the new policy may not be:

a.) greater than the specified amount of this rider on the date of conversion; or
b.) less than the minimum amount necessary to issue the new plan of insurance.

5.3   What is the effective date of the new policy?

The effective date of the new policy will be the monthly processing day on or following receipt of your written request in our home office.

5.3 What basis will be used to determine the premium for the new policy?

The premium for the new policy will be based on the age, gender, and rating class of the other insured as of the date of conversion. However, if there has been an increase in rider specified amount prior to conversion, the new policy will be based on the rating class of the other insured at the time of the increase.

5.5   Will evidence of insurability be required?

Evidence of insurability will not be required to convert existing coverage. However, if any riders are requested with the new policy, we will require evidence of insurability satisfactory to us for the additional coverage.

RIDER SECTION 6.     DIVIDENDS

6.1 Will this rider receive dividends?

While this rider is in force, it will share in our divisible surplus. We will determine once a year if any dividends are payable on this rider. Any dividends will be combined with and applied using the same method selected for the policy. We do not anticipate any dividends to be paid on this rider.

CUNA Mutual Life Insurance Company
    A Mutual Insurance Company

/s/  Michael B. Kitchen

       President


-----------------------------------------------------------
               OTHER INSURED RIDER DATA PAGE
-----------------------------------------------------------



          TERM INSURANCE RIDER FOR OTHER INSURED


OTHER INSURED:  Jane Doe                     RIDER SPECIFIED AMOUNT:  $50,000

ISSUE DATE:   January 15, 2000               RATING:   Standard Tobacco

EXPIRATION DATE:  January 15, 2060           ISSUE AGE:  35

ANNUAL RIDER FEE:  $20.00                    GENDER:  Female

INITIAL ANNUAL COST OF INSURANCE*: [$120.50] COST OF INSURANCE RATES:  Female


* See guaranteed maximum other insured annual cost of insurance rate table for schedule of maximum guaranteed rates.



-----------------------------------------------------------
             GUARANTEED MAXIMUM OTHER INSURED
-----------------------------------------------------------
            ANNUAL COST OF INSURANCE RATE TABLE


          TERM INSURANCE RIDER FOR OTHER INSURED


OTHER INSURED:  Jane Doe                    RIDER SPECIFIED AMOUNT:  $50,000

ISSUE DATE:   January 15, 2000              RATING: Standard Tobacco

EXPIRATION DATE:  January 15, 2060          ISSUE AGE: 35

ANNUAL RIDER FEE:  $20.00                   GENDER:  Female

INITIAL ANNUAL COST OF INSURANCE: [$120.50] COST OF INSURANCE RATES:  Female

The rates shown are annual rates in dollars per $1,000. The annual cost of insurance rate we charge will never be more than the guaranteed maximum annual rates shown below. Monthly cost of insurance calculations will use one-twelfth of the annual rate.

              Age        Rate       Age       Rate

              35         2.01       68       25.10
              36         2.18       69       26.97
              37         2.38       70       29.18
              38         2.61       71       31.98
              39         2.86       72       35.41
              40         3.16       73       39.49
              41         3.48       74       44.14
              42         3.80       75       49.22
              43         4.12       76       54.62
              44         4.44       77       60.26
              45         4.78       78       66.22
              46         5.13       79       72.71
              47         5.49       80       79.98
              48         5.88       81       88.23
              49         6.31       82       97.61
              50         6.77       83      108.44
              51         7.26       84      120.18
              52         7.82       85      132.65
              53         8.44       86      145.75
              54         9.07       87      159.35
              55         9.72       88      173.52
              56        10.36       89      188.25
              57        10.96       90      204.58
              58        11.55       91      222.16
              59        12.18       92      241.66
              60        12.93       93      264.56
              61        13.87       94      295.23
              62        15.08
              63        16.55
              64        18.19
              65        19.92
              66        21.68
              67        23.38

                                EXHIBIT 5a(vii)

99-WVR-RV1

            WAIVER OF PREMIUM DISABILITY RIDER

RIDER SECTION 1.     GENERAL INFORMATION

1.1  What is our agreement with you?

Our agreement with you includes this rider and its application, as a part of the policy to which it is attached. The provisions of the policy apply to this rider unless they conflict with the rider. If there is a conflict, the rider provision will apply. The issue date for this rider is shown on the waiver of premium factor table.

1.2 What is the benefit provided by this rider?

We will provide a waiver benefit as described in this rider if:

a.)  the policy and this rider are in force;
b.) the person named as insured under the policy becomes totally disabled while the policy and this rider are in force; and
c.)  all the terms and conditions of this rider are met.

While the insured is totally disabled, as defined in Section 4, we will waive premium equal to the greater of:

a.) the monthly basic guarantee premium; or b.) the deduction for insurance charges.

If the monthly basic guarantee premium is greater than the insurance charges, we will contribute the difference to your policy.

1.3  Can this rider be contested?

We relied on statements made in the application when we issued this rider. In the absence of fraud, we will accept the statements made in the application or reinstatement application to be representations and not warranties. Statements made in the application or reinstatement application will not be used to contest this rider or challenge a claim under this rider unless that statement is material.

A statement is material if, based on correct and complete information, we would have:

a.)  denied coverage;
b.) issued the rider at a higher cost of insurance rate; or c.) issued the rider on some other basis than applied for.

If this rider is void as a result of a contest, the cost you paid for this rider will be refunded to you.

1.4 When does this rider become incontestable?

This rider is incontestable after it has been in force during the insured's lifetime for two years from its issue date. If this rider is reinstated, it is incontestable after it has been in force during the insured's lifetime for two years from the date of its reinstatement. If reinstatement occurs, it may be contested on the basis of statements made in the reinstatement application. Any period of time that the insured is disabled will be excluded in the calculation of the contestable period.


1.5   When will this rider terminate?

This rider will terminate on the earliest of:

a.)  the death of the insured;
b.)  the lapse or termination of the policy;
c.) the policy anniversary at the insured's age 65; or d.) the date you choose to end this rider. You may end it by written request.


RIDER SECTION 2.     RIDER INSURANCE CHARGES

2.1 What is the cost of this rider?

The cost of this rider is paid as part of the insurance charges for the policy to which it is attached. The cost is calculated on each monthly processing day and is the greater of a.) or b.) multiplied by the waiver of premium factor where:

a.)  is  the  monthly  basic  guarantee   premium  for  the
     policy; and
b.) is the insurance charges as described in the policy, excluding the cost of this rider.

The waiver of premium factors for the insured's attained age are shown on the waiver of premium factor table.

2.2   What happens if disability begins during a grace period?

Any premium due must be paid before we will waive premiums under the provisions of this rider.

RIDER SECTION 3.      RIDER BENEFIT PROCEEDS

3.1 When are rider benefit proceeds payable?

Rider benefit proceeds are payable while this rider is in force in the event of the insured's total disability.

3.2   How should you notify us of a claim?

You must notify us of a claim by written request. It must be received in our home office:

a.)  while the insured is living;
b.) while total disability continues; and c.) within one year after this rider ends.

We will not reduce or deny your claim on the basis of these notice requirements if notice is given as soon as reasonably possible.

3.3 When will we start waiving the premiums?

Upon receiving satisfactory proof of the insured's total disability, we will waive premiums from the latest of:

a.)  the date the disability began;
b.)  the date one year before we  received  notice of claim
     in the home office; or
c.)  the  date  one  year  before  we  received   proof  of
     disability, if proof is received more than six months after notice of claim.

3.4 How long will the premiums be waived?

The premiums will be waived until the earliest of:

a.)  the date the insured's total disability ends;
b.) the date the insured fails to give the required proof that total disability continues;
c.) the date the insured fails to be examined medically when required; or
d.) the policy anniversary at the insured's age 65, if the insured has not been continuously disabled for the previous five years.


RIDER SECTION 4.     TOTAL DISABILITY

4.1   What is total disability?

Total disability is:

a.)  a disability which:

1.)  is due to sickness or injury;
2.)  has existed continuously for at least six months;
3.)  prevents the insured from  engaging in an  occupation.
       During the first 24 months of disability, the insured must be unable to perform any of the material duties of his or her regular occupation. After 24 months, the insured is totally disabled only if s/he is unable to engage in any occupation for which s/he is reasonably suited by education, training, or experience.

       If the insured is primarily a student, total disability means the inability to attend school outside the home. If the insured is a full-time homemaker, total disability means the inability to perform any material household duties.

b.)  the  total  loss,   which   cannot  be   recovered  or
     corrected, of any of the following while this rider is in force:

1.)  sight of both eyes;
2.)  use of both hands;
3.)  use of both feet; or
4.)  use of one hand and one foot.

     Such total loss will be considered total disability even if the insured is able to engage in an occupation.

4.2 What proof of total disability will be required?

We will require the following proof of disability:

a.) Initial Proof. We must receive written proof of total disability at our home office. Proof must be given within six months after written notice of a claim is given. We will not reduce or deny your claim on the basis of this requirement if proof is given as soon as reasonably possible.

b.)  Proof of Continuing Total  Disability.  We may require
     proof  that  the  total  disability  continues.   This
     proof may be required at any time during the first two years. After two years, proof may be required no more than once a year.

c.) Examination by a Physician. As part of proof under a.) and b.), we may require an additional medical examination of the insured at our expense by a physician we select.

RIDER SECTION 5.     LIMITATIONS

5.1 When will the premiums not be waived for total disability?

No premiums will be waived if:

a.)  the  insured  dies  before we  receive  proof of total
     disability;
b.)  the   total   disability   is   the   result   of   an
     intentionally self-inflicted injury; or
c.) the total disability is the result of an act of declared or undeclared war, if the act occurs:
     1.)  within five years of this rider's issue date;
     2.) while the insured is outside the United States, the District of Columbia, or the Dominion of Canada.


CUNA Mutual Life Insurance Company
    A Mutual Insurance Company

/s/  Michael B. Kitchen

      President


-----------------------------------------------------------
                         WAIVER OF PREMIUM FACTOR TABLE
-----------------------------------------------------------

                           WAIVER OF PREMIUM FACTORS

INSURED:   John Doe                               RATING:  Standard Tobacco

ISSUE DATE:   January 15, 2000                    ISSUE AGE: 35

EXPIRATION DATE:   January 15, 2030               GENDER: Male


These factors are used to calculate the monthly cost of this rider, as described in Section 2.


     Age          Factor            Age           Factor

       0            .0600           33            .0600
       1            .0600           34            .0600
       2            .0600           35            .0600
       3            .0600           36            .0600
       4            .0600           37            .0600
       5            .0600           38            .0600
       6            .0600           39            .0600
       7            .0600           40            .0600
       8            .0600           41            .0600
       9            .0600           42            .0600
      10            .0600           43            .0600
      11            .0600           44            .0600
      12            .0600           45            .0600
      13            .0600           46            .0600
      14            .0600           47            .0600
      15            .0600           48            .0600
      16            .0600           49            .0630
      17            .0600           50            .0710
      18            .0600           51            .0810
      19            .0600           52            .0940
      20            .0600           53            .1100
      21            .0600           54            .1320
      22            .0600           55            .1540
      23            .0600           56            .1760
      24            .0600           57            .1980
      25            .0600           58            .2200
      26            .0600           59            .2420
      27            .0600           60            .0750
      28            .0600           61            .0690
      29            .0600           62            .0600
      30            .0600           63            .0450
      31            .0600           64            .0220
      32            .0600

                                  EXHIBIT 6(a)
April 2, 1992
Corp. No.:   000069607                                  IOWA

Ref.    No.:   55170

                               SECRETARY OF STATE

CENTURY LIFE OF AMERICA
ATTN;  SHERRY BUTTJER
CENTURY LIVE OF AMERICA
2000 HERITAGE WAY
WAVERLY  IOWA  50677




                            CERTIFICATE OF EXISTENCE



Name     CENTURY LIFE OF AMERICA

Date        03/03/1896


    I, ELAINE BAXTER, secretary of state of the state of IOWA, custodian of the records of incorporations, certify that the corporation named on this certificate is in existence and was duly incorporated under the laws of Iowa on the date printed above, with perpetual duration, and that articles of dissolution have not been filed.



                                  ELAINE BAXTER
                                  ELAINE BAXTER

                       CUNA Mutual Life Insurance Company
                                  Waverly, Iowa


                            ARTICLES OF INCORPORATION

                                    ARTICLE I
                            Name and Principal Office

Section 1. The name of this Corporation is CUNA Mutual Life Insurance Company (hereinafter sometimes called the Company).

Section 2. The home office and principal place of business of the Company shall be located in Bremer County, Iowa.
                                   ARTICLE II
                     Nature of Business, Objects and Powers

Section 1. The general nature and purpose of the business of this Corporation shall be that of engaging in, pursuing, maintaining and transacting on the mutual plan as a legal reserve or level premium company,

         (a) a general life and health and accident insurance business and an annuity business, including all forms of life insurance, endowments, annuities, accident insurance, disability and health insurance, all relating to the life and health of persons, and,

         (b) any other type of insurance business which the Company may be authorized and duly qualified to underwrite and transact under and by virtue of Iowa Insurance Laws,

and in addition, engaging in, pursuing, maintaining and transacting any other related or unrelated business which any corporation now or hereafter authorized and empowered to do an insurance business in this State may now or hereafter lawfully do, whether or not it be complementary, necessary, or incidental to the business of writing insurance and otherwise transacting the business of an insurer.

Section 2. More specifically, and without limitation as to any other right, power, privilege, franchise, or authority which the corporation may be permitted under the law of the state of Iowa, and in pursuance of the aforesaid corporate purposes, the Company in its corporate or assumed name is empowered:

         to sue, complain and defend; to have a corporate seal which may be altered at pleasure, and to use the same by causing it, or a facsimile thereof to be impressed or affixed or in any other manner reproduced; to design, create, develop, offer, solicit, sell, write, underwrite, insure, coinsure, reinsure, administer, settle and otherwise deal in and with insurance policies and annuity contracts of all types whether on a participating or nonparticipating basis, and on an individual or group or blanket basis, providing for benefits on either a fixed or variable basis; to enter into any lawful contract for the purpose of ceding or accepting insurance risks, directly or indirectly, either entirely in its own right or in a shared or multiple capacity with other insurers; to enter into collateral or supplementary contracts and otherwise deal contractually with respect to insurance policies or annuity contracts or the proceeds of same; to act as trustee or advisor in any capacity, and to offer all services, including those of a financial, accounting, or data processing nature, directly or indirectly, incidental to its business, and to form or otherwise acquire other insurance or business corporations as subsidiaries, and to invest in, and to establish or manage, one or more investment companies; to purchase, take, receive, lease, or otherwise acquire, own, hold, improve, use, or otherwise deal in and with real or personal property of any kind and description, or any interest therein, wherever situated; to sell, convey, mortgage, pledge, lease, exchange, transfer and otherwise dispose of all or any part of its property and assets; to compensate, or lend money to and otherwise to assist its employees, agents, officers, and Directors; to purchase, take, receive, subscribe for, or otherwise acquire, hold, vote, use, employ, sell, mortgage, lend, pledge, or otherwise dispose of and otherwise use and deal in and with, shares or other interests in, or obligations of, other domestic or foreign corporations, associations, partnerships, joint ventures or individuals, or direct or indirect obligations of the United States or of any other government, state, territory, governmental district or municipality, public or quasi-public corporation, or of any instrumentality thereof; to make contracts and guarantees and incur liabilities; to lend and borrow money and incur debts for its corporate purposes; to invest and reinvest its funds, and take and hold real and personal property as security for the payment of funds so loaned or invested; to acquire or organize subsidiaries; to conduct its business, carry on its operations, and have offices and exercise its powers under authority granted in any state, territory, district, or possession of the United States or in any foreign country; to make donations for religious, charitable, scientific or educational purposes; to pay pensions and establish pension plans, pension trusts, profit-sharing plans and other incentive, insurance and welfare plans for any or all of its Directors, officers, agents and employees, policyowners, insurance policy or contract beneficiaries, or clients; to enter into general partnerships, limited partnerships, whether the company be a limited or general partner, joint ventures, syndicates, pools, associations and other arrangements in pursuance of any or all of the purposes for which the Company is organized; to indemnify officers, Directors, employees and agents, possessing all the rights and powers with respect thereto permitted to Iowa business corporations as specified in Subsection 19 of Section 496A.4 of the Iowa Business Corporation Act and all acts amendatory thereof or additional thereto; and to engage in and carry on any other type of business which any corporation now or hereafter authorized and empowered to do an insurance business in the state of Iowa may now or hereafter lawfully do, and it shall have and exercise all powers, rights and privileges necessary or convenient to effect any or all of the purposes for which the Company is organized, and generally such additional powers not herein specified as are now or may hereafter be conferred upon corporations similar to this Company by the laws of the state of Iowa.

                                   ARTICLE III
                        Continuation of Corporate Entity

This Corporation shall have no capital stock and is a continuation of the original corporation doing business on the mutual plan, retaining all of its original rights, powers, privileges, immunities, and franchises. All of the contract rights of policyowners of the Company now holding contracts of insurance or of annuity issued or assumed by the Company are and shall be retained. Subject to the foregoing, these Articles shall be construed as a substitute for all prior articles and amendments thereto.

                                   ARTICLE IV
                               Period of Existence

This Corporation, as renewed, shall have perpetual existence.

                                    ARTICLE V
                         Exemption from Corporate Debts

The private property of the Members of the Company shall in no case be liable for corporate debts, but shall be exempt therefrom.

                                   ARTICLE VI
                                     Members

Section 1. Each person who owns one or more life insurance policies, health and accident insurance policies, or annuity contracts issued by the Company shall be a Member of the Company, but only so long as at least one of said policies or contracts remains in full force and effect and has not been surrendered or has not expired or has not matured by death of the insured or annuitant, or attainment of maturity date. In the case of multiple ownership of any insurance policy or annuity contract, the persons owning such policy or contract shall be deemed collectively to be the Member and the Bylaws may establish procedures for the exercise of the voting right of such Member.

Section 2. Only those Members who meet such eligibility requirements, as may be established by law, by these Articles, and the Bylaws as may be amended from time to time, shall be Voting Members, provided however, that nothing herein contained, and no Bylaws establishing additional eligibility requirements for Voting Members shall have the effect of terminating a person's then existing membership or voting right.

                                   ARTICLE VII
                                Members Meetings

Section 1. Voting Members shall be entitled to vote in person or by proxy at any meeting of the Members in accordance with procedures prescribed in the Bylaws.

Section 2. Unless the Board directs otherwise, the annual meeting of the Company shall be held at the Company's home office and principal place of business on the second Wednesday of May of each year for the election of Directors, and for the transaction of any other business properly coming before such annual meeting.

Section 3. Annual and all special meetings of the Members shall be called or held as provided in the Bylaws. The Company may make reasonable expenditures in support of a position or issue at any meeting, or in support of any or all candidates to be nominated for election to the Board.

                                  ARTICLE VIII
                         Board of Directors and Officers

Section 1. The corporate powers and business of the Company shall be directed and controlled by a Board of Directors and by such officers and agents as the Board of Directors may authorize, elect or appoint.

Section 2. The Board of Directors shall consist of not less than nine (9) nor more than twenty (20) Members as prescribed from time to time in the Bylaws, and shall be divided into classes, as nearly equal numerically as possible, so that the terms of one class expire each year. Each Director shall serve a term of approximately three (3) years except as otherwise provided in the Bylaws, or except where it is necessary to fix a shorter term in order to preserve classification. The Board of Directors shall have the power to fill any vacancy in its number occurring for any reason at any time except where such vacancy occurs due to the expiration of a Director's term of office as provided herein or in the Bylaws.

Section 3. The Board of Directors shall have the power to adopt such bylaws, rules and regulations for the transaction of business of the Company as are not inconsistent with these Articles, or the laws of the state of Iowa, and to amend or repeal such bylaws, rules and regulations. The Bylaws shall provide for the election of Directors and establish procedures to accomplish the same.

Section 4. A Director of this Company shall not be personally liable to the Company or its Members for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Company or its Members, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or
(iii) for any transaction from which the Director derived an improper personal benefit.

                                   ARTICLE IX
                               Change of Articles

These Articles of Incorporation may be amended, substituted or changed at any annual meeting of the Members, or at any special meeting called for that purpose as hereinafter provided. The proposed substitution or amendment must be offered in writing, and either signed by not less than one (1) percent of the Voting Members, or offered by the Board of Directors.

Such proposed substitution or amendment when offered by a Member

         (a) must contain the actual signatures as well as the printed names and addresses of those Members subscribing to the proposal,

         (b)      must have the notarized  certification  of the offering Member
                  authenticating   the  signatures  of  the  other   subscribing
                  Members, and

         (c) must be filed with the Secretary of the Company at least ninety (90) days prior to said annual or special meeting.

Such proposed substitution or amendment when offered by the Board of Directors must be first adopted by two-thirds (2/3) of the total Board membership at a regular meeting or at a special meeting called for such purpose, or it must be approved by the unanimous written consent of all of the Directors, certified by the Secretary, and filed at least thirty (30) days prior to said annual or special meeting of the Members.

The Secretary shall furnish to each Voting Member a copy of such substitution or amendment whether proposed by the Board or by Members together with a ballot containing a suitable space wherein a Voting Member may vote for or against the same, and a space for the Voting Member's signature and the date of the meeting. Such material shall be mailed in the United States mail, addressed to the Voting Members of the Company, or substantially all of them, at their last known post office addresses, as the same then appear on the records of the Company, not less than twenty (20) nor more than ninety (90) days prior to the date of the meeting. The Board of Directors or persons designated by it may make such statements or recommendations as it sees fit on all matters to be presented to the Members. All substitutions or amendments when adopted by a majority of Members voting thereon in person or by duly signed ballot shall be binding upon all Members and they shall be governed thereby.

                                  EXHIBIT 6(b)

                       CUNA Mutual Life Insurance Company
                                  Waverly, Iowa

                                    Restated
                                     BYLAWS

                                    ARTICLE I
                                   Definitions

Section 1.1. Terms. When used in these Bylaws, the terms hereinafter provided shall have the meanings assigned to them unless another meaning is explicitly indicated:

(a) Member: shall mean a Member of this Company as defined and described in the Company's Articles.

(b) Policy: shall mean a life insurance policy, accident and health policy, or annuity contract on an individual or group basis and shall not include group insurance certificates, settlement contracts, depository contracts, or certificates of any kind issued for the purpose of managing or holding insurance or annuity contract proceeds when a life policy, accident and health policy, or annuity contract terminates, expires or otherwise matures by reason of death, surrender or maturity in its ordinary course, or otherwise.

(c) Record Date: shall mean the last business day of any month immediately preceding the date of any event or transaction for which it may be useful or relevant to establish the identity of persons who are Members or Voting Members, from data contained in the Company's records.

(d) Voting Member: shall mean a Member who meets all of the eligibility requirements for voting as provided in Section 2.1.

                                   ARTICLE II
                            Voting Rights of Members

Section 2.1. Eligibility to Vote. Only those Members who have attained age sixteen (16) on or prior to the Record Date for any meeting shall be eligible to vote at Members' Meetings. In the case of multiple ownership of any Policy, the persons designated owners or co-owners on the Company's records as of such Record Date shall be deemed collectively to be the Voting Member and shall designate one of their number to cast their vote. In the case where ownership is claimed by right of assignment, the assignee, if shown on the Company's records to be the owner as of such Record Date, shall be deemed the Voting Member. In the case of group policies, the holder of the master policy, and not those persons holding certificates under the master policy, shall be deemed the Voting Member.

Section 2.2. Exercise of Voting Rights. Each Voting Member shall be entitled to cast one (1) vote on each matter to come before a meeting of the Members, either in person or through an attorney-in-fact designated in a written proxy which meets the requirements of Section 2.4, regardless of the number of policies or the amount of insurance or the number of lives insured under any Policy or Policies owned or controlled by the Voting Member. Except when electing Directors, voting by Members at any regular or special meeting of the Members may be by voice vote unless the vote is not all "yea" or "nay" in which case the vote shall be by written ballot. Each ballot may contain more than one question or proposition. Any attorney-in-fact holding the voting power of more than one Member may cast all such votes on one ballot, provided that the ballot shows on its face the number of votes being cast, and provided it is verified by the Voting Inspectors as having been cast in accordance with the voting rights acquired by proxy from the persons whose votes are being cast by proxy.

Section 2.3. Electing Directors. The vote for a Director or Directors at a meeting of Members shall be by written ballot. Each Voting Member shall be entitled to cast one (1) vote for each Director's office to be filled. Those eligible Candidates receiving the highest number of votes cast at such meeting shall be declared elected.

Section 2.4. Proxy Requirements. No proxy shall be valid unless it is evidenced by a written form executed by a Voting Member or his or her legal representative within two (2) months prior to the meeting for which such proxy was given. Whether or not the duration of such proxy is specified on the proxy form, all such proxy authority shall be limited to thirty (30) days subsequent to the date of such meeting or any adjournment thereof, and no proxy shall be valid beyond the date of such limitation. Unless a Voting Member's proxy shall be received by the Secretary at least one (1) day prior to the meeting or election at which it is to be used, it shall not qualify to be voted on behalf of the Voting Member. Any proxy may, by its terms, be limited as to its use, purpose, or manner in which it is to be used at the meeting or election for which it is given. Any such proxy authority shall be revocable by the Voting Member or his or her legal representative at any time prior to such meeting and shall be deemed to have been revoked when the person executing the proxy is present at the meeting and elects to vote in person.

Section 2.5. Proxy Solicitation by this Company. This Company may solicit proxies from Voting Members and provide such information as this Company deems pertinent with respect to the Candidates for election as Directors of this Company or matters being voted upon at the meeting. The fact that this Company, by mail or otherwise, solicits a proxy from any person shall not constitute nor be construed as an admission of the validity of any Policy or that such person is a Member entitled to vote at the meeting; and such fact shall not be competent evidence in any action or proceeding in which the validity of any Policy or any claim under it is at issue.

                                   ARTICLE III
                                Members' Meetings

Section 3.1. Annual Meeting. There shall be an annual meeting of Members for the purpose of electing Directors and conducting such business as may properly come before the meeting. Such annual meeting of Members shall be held on the second Friday in May in the Principal Office of this Company on Heritage Way, Waverly, Iowa, at the hour of 9:00 a.m. unless the Board otherwise directs. No notice of such annual meeting need be given except as required by law, unless the Board designates another date or time or place for the meeting.

Section 3.2. Special Voting and Special Meetings. A special voting of Members or special meetings of Members may be called at any time pursuant to a duly adopted Board resolution or upon a petition filed with the Secretary containing a complete description of the proposition or propositions to be voted on, the signatures, the printed names and addresses and the policy numbers of at least one percent (1%) of the Voting Members. A written notice summarizing the purpose shall be given.

Section 3.3. Presiding Officer. The Chairman of the Board, or in the absence of the Chairman, the Vice Chairman, or in the absence of both, the President, or in the absence of all three, the Chief Operating Officer shall preside over meetings of the Members. The Secretary or any Assistant Secretary of this Company shall act as secretary for the meetings.

Section 3.4. Place of Meetings. The place of all meetings of Members shall be the Principal Office of this Company in Waverly, Iowa, unless another place is designated by the Board, either within or without the state of Iowa, and is specified in the notice of the meeting.

Section 3.5. Manner of Giving Notice. Whenever written notice is required, it shall state the time, date and place of the meeting, and if for a special vote or a special meeting, a summary of the purpose. Notice shall be given by mailing a copy of the notice to Voting Members not more than ninety (90) nor less than thirty (30) days prior to the day of the meeting. Notice shall be deemed to have been given to a Voting Member when a copy of such notice has been deposited in the United States mail, addressed to the owner or the legal representative of the owner of any policy used to identify a Member as a Voting Member, at his or her post office address as the same appears on this Company's records as of the Record Date for the notice, with postage prepaid. Failure to provide notice to all Voting Members when notice is required shall not invalidate a meeting unless such failure was intended and such intentional failure can be shown to have been caused by a willful or deliberate act. If the date or place of an annual meeting of Members is changed by the Board after this Company has sent or commenced to send notices, or if prior to the date of any meeting of Members or any adjournment thereof the notice of such meeting shall be deficient, the Board may order a notice by publication in at least two (2) newspapers of general circulation, one of which shall be located in Des Moines, Iowa, and one in Waterloo, Iowa, at least ten (10) days prior to the meeting, and no other notice shall be required. Such other notice shall be given as may be required by the laws of Iowa pertaining to notice of meetings.

Section 3.6. Quorum. Either twenty-five (25) Voting Members present in person or one thousand (1000) Voting Members present by proxy shall constitute a quorum at any meeting of Members. If a quorum is not present, a majority of the Voting Members present in person or by proxy may only adjourn the meeting from time to time without further notice.

Section 3.7. Required Majority. Except as otherwise expressly provided in the Articles or Bylaws, or by law, a majority of the votes cast by Voting Members present in person and by proxy at any meeting of the Members with a quorum present shall be sufficient for the adoption of any matter to properly come before the meeting.

Section 3.8. Appointment of Voting Inspectors. Prior to each meeting of Members, the Board or its Executive Committee, if any, shall appoint, from among Members who are not Directors, Candidates for the office of Director or Officers of this Company, three (3) or more voting inspectors and one (1) or more alternate inspectors, and shall fix their fees, if any. If an inspector so appointed is unable or unwilling to act and no alternate is able or willing, or if the Board or Executive Committee has failed to appoint voting inspectors prior to the meeting, the President may appoint voting inspectors or alternates as required from among Members eligible as aforesaid.

Section 3.9. Administration of Proxies and Ballots. All unexpired proxies intended for use at a meeting of Members shall be delivered to the voting inspectors prior to the meeting. The voting inspectors shall verify their validity and tabulate them, certifying their findings and tabulation to the Secretary. At all meetings of the Members, the voting inspectors shall distribute, collect, and tabulate ballots and certify under oath the results of any ballot vote cast by Members. All questions concerning the eligibility of Members to vote and the validity of the vote cast shall be resolved by voting inspectors on the basis of this Company's records. In the absence of challenge before the tabulation of a ballot vote is completed, the inspectors may assume that the signature appearing on a proxy or a ballot is the valid signature of a person entitled to vote, that any person signing in a representative capacity is duly authorized to do so, and that a proxy, if it meets the requirements of
Section 2.4, and otherwise appears to be regular on its face, is valid.

                                   ARTICLE IV
                         Communications Between Members

Section 4.1. Procedure for Facilitating Communication. No Member who is not an officer, Director, or employee of this Company acting in the ordinary course of business shall have access to any of this Company's policyholder records, except such information pertaining to his or her own Policy or Policies as this Company may be reasonably required by law to provide. However, any Member desiring to communicate with other Members in connection with a Members meeting shall no less than sixty (60) days prior to the date of such meeting furnish a written request addressed to the Secretary containing the following information:

(a) such Member's full name and address and the policy number of any policy owned by the Member;

(b)      such Member's reasons for desiring to communicate with other Members;

(c)      a copy of the proposed communication;

(d) the date of the meeting at which such Member desires to present the matter for consideration.

Within fifteen (15) days of receipt of such request, this Company shall furnish the requesting Member with information indicating the number of Voting Members this Company has as of the last day of the month immediately preceding and provide an estimate of all costs and expenses for processing and mailing the proposed communication to the membership; or this Company shall advise the Member that this Company refuses to mail the proposed communication. This Company shall not refuse to mail the proposed communication unless it has first made a determination that the communication is "improper" in accordance with standards provided in Section 4.3 and has followed the procedures provided in
Section 4.2. Within thirty (30) days (or upon a later date if specified by the requesting Member) of receiving an amount equal to all of this Company's estimated costs and expenses and a sufficient number of copies of the proposed communication, this Company shall process and mail the communication to all of the Voting Members by a class of mail specified by the requesting Member, unless the communication has been determined to be improper.

Section 4.2. Determining Whether Communications are Proper. Each request to communicate with other Members shall be reviewed by the Board. If the Board determines that the communication is a proper one, it shall be processed as provided in Section 4.1. If the Board determines the communication to be improper, it shall instruct an appropriate officer to communicate a written refusal specifying the reasons for the refusal.

Section 4.3. Improper Communication Defined. As used in this section, an "improper communication" is one which contains material which:

(a) at the time and in the light of the circumstances under which it is made

         (1)      is false or misleading with respect to any material fact, or

         (2) omits any material fact necessary to make the statements therein not false or misleading or necessary to correct any statement in an earlier communication on the same subject matter which has become false or misleading; or

(b) relates to a personal claim or a personal grievance against this Company, its management or any other party, or apparently seeks personal gain or business advantage by or on behalf of any party; or

(c) relates to any matter of a general, economic, political, racial, religious, social or other nature that is not significantly related to the business of this Company or is not within the control of this Company, in that it is not within the power of this Company to deal with, alter or effectuate; or

(d)      directly or indirectly, and without express factual foundation,

         (1)      impugns character, integrity or personal reputation, or

         (2)      makes charges concerning improper, illegal or immoral conduct.

                                    ARTICLE V
                               Board of Directors

Section 5.1. General Powers. The business and affairs of this Company shall be directed by the Board which from time to time shall delegate authority and establish guidelines as it deems necessary or appropriate for the exercise of corporate powers by officers and employees in the course of business.

Section 5.2. Number, Eligibility, and Tenure. The Board shall consist of at least nine (9) and not more than twenty (20) persons as set by the Board from time to time. Directors must be policyholders of this Company. The regular term of office for a Director shall commence when a Director is elected by Members and end at the third (3rd) succeeding annual meeting of the Members, except where a shorter term is provided in order to preserve the Class of Directors. The vacancies on the Board to be filled at each annual meeting of Members shall be the offices of those Directors whose regular terms are scheduled to expire. Directors shall be eligible for reelection. Unless a Director's regular term of office is sooner terminated by resignation, retirement, legal incapacity or death, each Director elected at an annual meeting of Members shall hold office for the term for which elected and until a successor has been elected or appointed and qualified.

Section 5.3. Classification. Directors shall be divided into three (3) Classes, which shall be as nearly equal as possible, according to the expiration date of the regular terms of office. The regular term of office of one of the Classes of Directors shall expire at each annual meeting of Members.

Section 5.4. Nomination by Members. Any Member may nominate one or more Candidates for the Directors' offices to be filled by election at any annual meeting of Members by filing with the Secretary on behalf of each such Candidate, on or before January 31 preceding such annual meeting, a Certificate of Nomination which has been signed by at least one percent (1%) of the Voting Members and which gives the names, occupations and addresses of their Candidate or Candidates together with a statement signed by said Candidates that they will accept office if elected. No signature on any such Certificate shall be counted unless it is also accompanied by the printed name and address and the policy number of a Policy owned by the signator.

Section 5.5. Board Sponsored Nominations. The Board may nominate one or more Candidates for the Directors' offices to be filled by election at any annual meeting of Members by nominating a Candidate or a slate of Candidates in a resolution duly adopted at a regular or special meeting of the Board and causing a Certificate of Nomination to be filed with the Secretary on behalf of each such Candidate at least thirty (30) days prior to the date of the annual meeting of Members. Such Certificate of Nomination shall give the names, occupations, and addresses of their Candidate or Candidates together with a statement signed by said Candidates that they will accept office if elected.

Section 5.6. Removal. A Director may be removed from office for cause by an affirmative vote of three-fourths (3/4) of the full Board of Directors at a meeting of the Board.

Section 5.7. Vacancies. Vacancies in the Board which occur prior to the expiration of a Director's regular term of office by reason of resignation, retirement, legal incapacity, or death, or other vacancies which may occur by a reason of an increase in the number of Directors in between annual meetings of Members, or vacancies which may occur by reason of any failure on the part of the Voting Members to elect a sufficient number of Directors at an annual meeting of Members, may be filled by appointment made in a duly adopted resolution concurred in by a majority of the Board membership when voting at any meeting of the Board, or by appointment made in a unanimous consent action taken in lieu of meeting. A Director appointed to fill a vacancy shall hold office for the unexpired portion of the term to which appointed. Unless a Director's service is otherwise terminated by resignation, retirement, removal, legal incapacity, or death, a Director, whether appointed or elected, shall serve until a successor is elected or appointed and qualified.

Section 5.8. Nonattendance. Any Director absent from three consecutive regular meetings shall forfeit his office and shall be ineligible for office for six months.

Section 5.9. Compensation. Directors shall be compensated as established by the Board and shall be reimbursed for reasonable expenses incurred in connection with the discharge of their duties and responsibilities.

                                   ARTICLE VI
                                 Board Meetings

Section 6.1. Regular Meetings. A regular annual meeting of the Board of Directors shall be held without other notice than this Bylaw on such date in the months of April, May or June as the Board of Directors shall determine. At such meetings, the Directors shall elect such officers of this Company as required or permitted by these bylaws and transact such business as pertains to the annual meetings of the Board. The Board of Directors may provide by resolution, or the Chairman of the Board, Vice Chairman or President may designate, the time, date and place, either within or without the state of Iowa, for the holding of additional regular meetings by giving notice at a regular or special meeting of Directors or by written notice as provided in this Article for special meetings.

Section 6.2. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, Vice Chairman, President or Secretary, and shall be called by the President upon written request of any three (3) Directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the state of Iowa, as the place for holding any such special meeting of the Board of Directors.

Section 6.3. Notice. Notice of any special meeting shall be given at least ninety-six (96) hours previously thereto by written notice delivered personally or by U.S. mail, telegram or electronic mail transmission to each Director at his or her home or business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Whenever any notice whatever is required to be given to any Director of this Company under the Articles of Incorporation or Bylaws or any provision of law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the Director entitled to such notice, shall be deemed equivalent to the giving of such notice. The attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting and objects thereat to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 6.4. Quorum. Except as otherwise provided by law or by the Articles of Incorporation or these Bylaws, a majority of the number of Directors authorized by the Articles of Incorporation and established in accordance with these Bylaws, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but a majority of the Directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

Section 6.5. Manner of Acting. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by law or by the Articles of Incorporation or these Bylaws.

Section 6.6. Presumption of Assent. A Director of this Company who is present at a meeting of the Board of Directors or a committee thereof at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his/her dissent shall be entered in the minutes of the meeting or unless he/she shall file a written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of this Company immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

Section 6.7. Informal Action Without Meeting. Any action required or permitted by the Articles of Incorporation or these Bylaws or any provision of law to be taken by the Board of Directors at a meeting, or by resolution may be taken without a meeting if a consent resolution in writing, setting forth the action so taken shall be signed by all of the Directors then in office. Such consent shall have the same force and effect as a unanimous vote of the Board of Directors.

Section 6.8. Meetings by Conference Telephone. Directors may participate in a meeting of the Board of Directors or a committee thereof by means of conference telephone or similar communications equipment through which all persons participating in the meeting can hear each other. Such participation will constitute presence in person at that meeting for the purpose of constituting a quorum and for all other purposes. The place of any meeting held pursuant to this section will be deemed to be the place stated in the minutes of such meeting so long as at least one Director is present at that place at the time of that meeting.

                                   ARTICLE VII
                                   Committees

Section 7.1. Committees. The Chairman of the Board may appoint committees except standing committees or any other committee required to be elected or appointed by the Board of Directors. The Board of Directors by resolution adopted by the affirmative vote of a majority of the number of Directors as established in accordance with these Bylaws may designate one or more standing committees or other committees required to be elected or appointed by the Board of Directors, each committee to consist of three (3) or more Directors or employees of this Company elected or appointed by the Board of Directors or appointed by the Chairman of the Board, as provided in said resolution which to the extent provided in said resolution as initially adopted, and as thereafter supplemented or amended by further resolution adopted by a like vote, shall have when the members thereof are exclusively members of the Board of Directors, and may exercise when the Board of Directors is not in session, the powers of the Board of Directors in the management of the business and affairs of this Company, except action in respect to dividends to policyholders, election of the principal officers or the filling of vacancies in the Board of Directors or committees created pursuant to this Section or as otherwise restricted by law. The Board of Directors or its Chairman may elect or appoint one (1) or more of its members or employees of this Company as provided in said resolution, as alternate members of any such committee who may take the place of any absent member or members at any meeting of such committee, upon request by the President or upon request by the Chairman of such meeting. Each such committee shall fix its own rules governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request.

                                  ARTICLE VIII
                                    Officers

Section 8.1. Principal Officers. The principal officers of this Corporation shall be Chairman of the Board, Vice Chairman of the Board, who may also be designated as Vice President of the Board, Secretary and Treasurer, all of whom shall be Directors, and the President, who need not be a Director. All principal officers and Directors shall be policyholders of this Corporation. No two offices may be held by the same person.

Section 8.2. Chairman of the Board. The Chairman of the Board shall preside at all meetings of members of this Corporation and the Board of Directors. The Chairman shall present an annual report to the members and appoint committees which are not standing committees or other committees required to be elected or appointed by the Board of Directors. The Chairman shall perform such other duties as shall be assigned from time to time by the Board of Directors.

Section 8.3. Vice Chairman. The Vice Chairman shall, in the absence or disability of the Chairman of the Board, perform the duties of that office. The Vice Chairman elected by the Board of Directors may be designated as Vice President of the Board.

Section 8.4. Secretary. The Secretary shall keep, or cause to be kept, a record of the votes of all elections, minutes of all annual meetings and special meetings of members of this Corporation, and all meetings of the Board of Directors. He/She, or any of the Assistant Secretaries appointed by the Board, shall have the custody of the corporate seal and affix the same to all instruments required to be sealed. He/She shall perform, or cause to be performed by an Assistant Secretary, such other duties as are required by law, the Board of Directors, and the Bylaws of this Corporation.

Section 8.5. Treasurer. The Treasurer shall be the financial officer of the Board of Directors. He/She shall be responsible for the custody of all funds and securities of this Corporation in accordance with the authorization and direction of the Board of Directors. He/She shall be responsible for reporting to the Board of Directors at each regular annual meeting with respect to the funds and securities of this Corporation. The Treasurer shall perform such other duties as are assigned by the Board of Directors. He/She shall furnish to the Directors, whenever required by them, such statements and abstracts or records as are necessary for a full exhibit of the financial condition of this Corporation.

Section 8.6. President. The President shall be the principal executive officer of this Corporation and, subject to the control of the Board of Directors, shall in general be responsible for the supervision and control of all of the business and operations of this Corporation. He/She shall be responsible for authorization of expenditure of all funds of this Corporation as have been approved by the Board of Directors in the budget or are within the general authority granted by the Board of Directors for expenditure of funds. He/She shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of this Corporation as shall be deemed necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. He/She shall have authority to sign, execute and acknowledge, on behalf of this Corporation, all deeds, mortgages, bonds, contracts under seal, leases, and all other documents or instruments whether or not under seal which are authorized by or under authority of the Board of Directors provided that any such documents or instruments may, but need not, be countersigned by the Secretary, or an Assistant Secretary, and except as otherwise provided by law or the Board of Directors, may authorize any administrative vice president or other officer or agent of this Corporation to sign, execute and acknowledge such documents or instruments in his/her place and stead. In general, the President shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time. He/She shall prepare, or cause to be prepared, a report of the business and operations of this Corporation, for the period since the last regular annual meeting, for submission to the Board of Directors at each regular annual meeting. He/She shall also prepare, or cause to be prepared, an annual proposed budget for submission to the Board of Directors.

Section 8.7. Assistant Treasurer. An Assistant Treasurer shall be appointed by the Board of Directors. He/She shall be responsible for the proper deposit and disbursement of all funds of this Corporation. He/She shall keep, or cause to be kept, regular books of account. He/She shall deposit, or cause to be deposited, all funds of this Corporation in the name of this Corporation in such banks, trust companies or other depositories as are designated for such purpose by the Board of Directors from time to time. He/She shall be responsible for the proper disbursement of funds of this Corporation, including responsibility that checks of this Corporation drawn on any bank account are signed by such officer or officers, agent or agents, employee or employees of this Corporation in such manner, including the use of a facsimile signature where authorized, as the Board of Directors has determined or authorized, and he/she shall perform all of the duties incident to the office of Assistant Treasurer, and such other duties as from time to time may be assigned by the Treasurer.

An Assistant Treasurer for Home Office Operations and one or more District Assistant Treasurers may be appointed by the Board of Directors, or by the President upon authorization of the Board of Directors, with authority and responsibility to perform the duties of Assistant Treasurer in the separate offices of this Corporation under the supervision of the Assistant Treasurer.

Section 8.8. Other Assistants and Acting Officers. The Board of Directors shall have the power to appoint any person to act as assistant to any officer, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer appointed by the Board of Directors shall have the power to perform all the duties of the officer to which he/she is so appointed to be assistant, or as to which he is so appointed to act, except as such power may be otherwise defined or restricted by the Board of Directors.

Section 8.9. Administrative Officers and Assistant Administrative Officers. The President shall appoint administrative officers and assistant administrative officers who shall be appointed as deemed appropriate for the conduct of the affairs of this Corporation for such term of office as may be designated or without designated term of office subject to removal at will or by appointment of a successor in office. The administrative officers and assistant administrative officers shall perform such duties and have such authority as may be assigned from time to time by the President.

In the absence of the President or in the event of his/her death, inability or refusal to act, the administrative officers in the order designated by the President shall perform the duties of the President, and when so acting, shall have all powers of and be subject to all the restrictions upon the President.

                                   ARTICLE IX
                                  Miscellaneous

Section 9.1. Principal Office. The location of the principal office of this Company shall be in the CUNA Mutual Life Insurance Company Building on Heritage Way, in the city of Waverly, county of Bremer, and state of Iowa. This Company may have other offices at such locations as may be necessary or convenient for the conduct of its business.

Section 9.2. Certification and Inspection of Articles and Bylaws. This Company shall keep in its Principal Office the original or a certified copy of its Articles and its Bylaws as amended or otherwise altered to date, both of which shall be open for inspection by any Member or Members at all reasonable times during office hours.

Section 9.3. Corporate Seal. The Board may adopt, use, and, at will, alter a corporate seal. Failure to affix a seal does not affect the validity of any instrument. This corporate seal may be used in facsimile form.

Section 9.4. Execution of Instruments and Policies. The President, Chief Officers, Senior Vice Presidents, Vice Presidents, and such other persons as may be designated pursuant to duly adopted Board resolutions, shall each have authority to execute and acknowledge or attest on behalf of this Company all instruments executed in the name of this Company. The Secretary and Assistant Secretaries shall each have authority to attest and acknowledge all such instruments.

Policies and endorsements thereon shall be executed by the President and, if required or desired, by the Secretary or an Assistant Secretary, or in any other manner prescribed by applicable law or regulation, or directed by the Board. Such policies and endorsements may bear facsimile signatures of the President and, if signing, the Secretary or an Assistant Secretary. Facsimile signatures of the President, the Secretary, and the Treasurer may be used on other instruments to the extent permitted by law and by any Board approved internal control directives.

Section 9.5. Official Bonds. In addition to the bonds which law or regulation require this Company to maintain on its officers, employees, and agents, the Board may purchase insurance or other indemnification or require a special bond or bonds from any Director, officer, employee or agent of this Company, in such sum and with such sureties or insurance carriers as it may deem proper.

Section 9.6. Voting Stock in Other Corporations Stock held by this Company in another corporation shall be voted by the Chairman of the Board, the President and/or the Chief Executive Officer unless the Board of Directors shall by resolution designate another officer to vote such stock, and, unless the Board of Directors shall by resolution direct how such stock shall be voted, the President or other designated officer shall vote the same in his or her discretion for the best interests of this Company.

                                    ARTICLE X
                      Indemnification of Company Officials

Section 10.1. Liability and Mandatory Indemnification. This Corporation shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (excluding an action by or in the right of this Corporation) by reason of the fact that he/she is or was a Director or officer of this Corporation, or is or was serving at the request of this Corporation as a Director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him/her in connection with such action, suit or proceeding; provided, that there is a determination that such person acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of this Corporation, did not improperly receive personal benefit and, with respect to any criminal action or proceeding, had no reasonable cause to believe his/her conduct was unlawful. If such determination is not made by final adjudication in such action, suit or proceeding, it shall be made by arbitration in Waverly, Iowa, in accordance with the rules then prevailing of the American Arbitration Association by a panel of three (3) arbitrators. One of the arbitrators will be selected by a committee of at least three (3) policyholders appointed especially for such purposes by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding (or, if such a quorum is not obtainable, by the Insurance Commissioner for the state of Iowa), the second by the officers and Directors who may be entitled to indemnification, and the third by the two arbitrators selected by the parties. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he/she reasonably believed to be in or not opposed to the best interests of this Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was unlawful.

No Director or officer shall be liable to this Corporation for any loss or damage by it on account of any action taken or omitted to be taken by him/her as a Director or officer of this Corporation in good faith and in a manner he/she reasonably believed to be in and not opposed to the best interests of this Corporation and had no reasonable cause to believe was unlawful, and a Director or officer shall be entitled to rely on advice of legal counsel for this Corporation if in good faith and upon financial statements of this Corporation represented to be correct by the President or other officer having charge of the corporate books of account or stated in a written report by a certified public accountant or upon statements made or information furnished by other officers or employees of this Corporation which he/she had reasonable grounds to believe were true.

Section 10.2. Controlled Subsidiaries. All officers and Directors of controlled subsidiaries of this Corporation shall be deemed for the purposes of this Article to be serving as such officers and Directors at the request of this Corporation. The right to indemnification granted to such officers and Directors by this Article shall not be subject to any limitation or restriction imposed by any provision of the Articles of Incorporation or Bylaws of a controlled subsidiary. For purposes hereof, a "controlled subsidiary" means any corporation in which at least fifty-one percent (51%) of the outstanding voting stock is owned by this Corporation or another controlled subsidiary of this Corporation.

Section 10.3. Advance Payment. Expenses, including attorneys' fees, incurred in defending a civil or criminal action, suit or proceeding, may be paid by this Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director or officer to repay such amount unless it shall ultimately be determined that he/she is entitled to be indemnified by this Corporation in accordance with this Article.

Section 10.4. Other Rights. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which any officer, Director, employee or agent may be otherwise entitled, and shall continue as to a person who has ceased to be a Director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 10.5. Insurance. This Corporation may, but shall not be required to, purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of this Corporation, or is or was serving at the request of this Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him/her and incurred by him/her in any such capacity or arising out of his/her status as such, whether or not this Corporation would be obligated to indemnify him/her against such liability under the provisions of this Article. Such insurance may, but need not, be for the benefit of all Directors, officers, employees and agents.

                                   ARTICLE XI
                              Emergency Provisions

Section 11.1. Special Bylaw Provisions During Emergencies. If as a result of a declared, national or state, emergency resulting from actual or threatened enemy action, or, as a result of a natural or man-made catastrophe, or other unusual or emergency conditions, it is impossible to convene readily a quorum of the Board of Directors Executive Committee or any other Committee of the Board, for action within their respective jurisdictions, thus making it impossible, or impractical, for this Company to conduct its business in strict accord with the normal provisions of law, or of these Bylaws or of the Articles of Incorporation, then, and in any of said events, to provide for continuity of operations, these emergency Bylaws shall supervene and take effect if necessary over all other Bylaws for the duration of the emergency period, and all the powers and duties vested in any committee or committees or the Board of Directors, so lacking a quorum shall vest automatically in the Emergency Management Committee which shall consist of all readily available members of the Board of Directors. Three (3) members of the Emergency Management Committee shall constitute a quorum provided, however, that:

         If there are only two (2) available Directors, they and the first one of the following listed officials of this Company who is readily available and accepts the responsibility (even though he/she is not a Director) shall serve as the Emergency Management Committee or if there is only one available Director, he/she and the first two of the following listed officials of this Company who are readily available and accept the responsibility (even though not Directors) shall serve as the Emergency Management Committee:

         (a)      The Chief Executive Officer, if any, or

         (b)      The President, if any, or

         (c) The Executive Vice Presidents in order of seniority based on their period of service in such office, if any, or

         (d) The Chief Officers in order of seniority based on their period of service in such office, if any, or

         (e) The Senior Vice Presidents in order of seniority based on their period of service in such office, if any, or

         (f) The administrative Vice Presidents in order of seniority based on their period of service in such office, if any, or

         (g)      The Comptroller, if any, or

         (h) The Department Managers in the order of seniority based on length of their period of service in such position, if any, or

         If there is no readily available Director the first three (3) of those just previously listed in the above order (even though not Directors), who are readily available and accept the responsibility, shall serve as the Emergency Management Committee, provided, however, that an Emergency Management Committee composed solely of officials who are not Directors, shall not have the power to fill vacancies on the Board of Directors but shall as soon as circumstances permit conduct an election of Directors.

If there are no Directors, Chief Executive Officer, President, Executive Vice President, Chief Officers, Senior Vice Presidents, Vice Presidents, Comptroller or Department Managers readily available to form an Emergency Management Committee, then the Commissioner of Insurance of the state of Iowa or the duly designated person exercising the powers of the Commissioner of Insurance of the state of Iowa shall appoint three (3) persons to act as the Emergency Management Committee who shall be empowered to act in the manner and with the powers hereinabove provided when the Emergency Management Committee is composed solely of officials who are not Directors.

If the Emergency Management Committee takes an action in good faith, such action shall be valid and binding as if taken by the Board of Directors, or as the case may be, the Committee it represents, although it may subsequently develop that at the time of such action conditions requisite for action by the Emergency Management Committee did not in fact exist.

If the Emergency Management Committee in good faith elects someone to an office which it believes to be vacant, the acts of such newly elected officer shall be valid and binding although it may subsequently develop that such office was not in fact vacant.

                                   ARTICLE XII
                     Adoption, Amendment or Repeal of Bylaws

Section 12.1. Bylaw Amendment by Board of Directors. The Bylaws of this Company may be amended by a two-thirds (2/3) vote of the Board of Directors at any meeting of the Board of Directors in any manner not inconsistent with the insurance laws of the state of Iowa and this Company's Articles of Incorporation, subject to the power of the Members to alter or repeal any amendment made by the Board of Directors. Any particular article or section of these Bylaws may provide for amendment only upon vote of the Members. The Bylaws of this Company may also be amended, altered, or repealed in any manner not inconsistent with the insurance laws of the state of Iowa by a vote of two-thirds (2/3) of the Members voting at an annual meeting or special vote or meeting of the Members of this Company.

Section 12.2. Initiation of Bylaw Amendment by Members. An amendment to the Bylaws may be initiated by the direct action of the Members as follows:

         One percent (1%) or more of this Company's Members shall sign and file with the Secretary, not later than ninety (90) days prior to the date of the annual meeting of this Company, a copy of the proposed amendment or amendments together with a brief statement of the purpose thereof and a statement from this Company's General Counsel that the proposed amendment is acceptable under Iowa law. Such a copy of the proposed amendment and statement of purpose shall be on a form to be furnished by the Secretary and shall be signed by the Member, if a natural person, and by the president or treasurer or other authorized officer, if a corporate member, such officer having been so authorized by resolution duly adopted by the board of directors of such corporation.

Upon timely receipt of a proposed amendment to the Bylaws accompanied by the two required statements, properly prepared and signed and arising by action of the Members as herein provided, the Secretary shall send or cause to be sent a copy of such proposed amendment to all Members not less than twenty (20) days prior to the date of the next annual meeting. The Board of Directors may make a recommendation to Members as to any such amendment as proposed.

RESTATED BYLAWS: The foregoing shall constitute Restated Bylaws of this Company which shall supersede and take the place of the heretofore existing Bylaws and amendments thereto.

                                   EXHIBIT 10


1. Proposed Insured
   Name                                                                                   Date of Birth:
                            First                 Middle                   Last

   Address                                                                                Soc. Sec. No.:

   City _______________________   State _________    ZIP                                  Phone (   )         Best Timme to Call:
                                                                                                               Day Eve. Home Work
   Driver's Lic. No. ____________________   Occupation ___________________________   Annual Income $

2. Owner Name                                                                        Relationship
                                                                                                 (Relationship to Proposed Insured)
   Address                                                                           Soc.Sec./Tax ID:
               Street                   City           State        ZIP

3. VUL Plan of Insurance     Specified Amount $_____________

   a. Riders:     Waiver                            b. Dividends:                            d. Policy Guarantee:
                  ADB $___________                      Apply as New Premium                    (If left blank, we will assume none)
                  GIR  $___________                     Cash                                     Basic
                  OIR (See Section 4)                                                            Extended
                  CIR (See Section 4)               c. Death Benefit Option:                     None
                  Other                                 Option 1 (Level)
                   _______________                      Option 2 (Variable)

4. Other Insured Rider (OIR) / Children's Insurance Rider (CIR)
   [Use separate sheet if needed, collect owner and other insured(s) signatures (if age 16 and up) and date.]

                           OIR/CIR               Driver's License No.   Birth                                Beneficiary
  Name and Relationship    Amount    Birth Date   & Soc. Sec. No.       State    Gender   Occupation  (Name and Relationship to OIR)



5. Beneficiary (To list more Beneficiaries, Use Section 8)

                      Name                 Address                  Relationship to Proposed Insured
   Primary

   Contingent

6. Total Life Insurance Coverage  (including those being replaced and pending in other companies):

     Check here if no other coverage.
                                                                                                  Will the New
                                                                                               Coverage Replace or
    Insured Name          Company                Amount     ADB                Year Issued      Change this Policy?

                                                                                                     Yes     No
                                                                                                     Yes     No
                                                                                                     Yes     No

7. Allocations (Whole %; Minimum 5% per Subaccount)
   Premium Payment/
   Insurance Charges
   __________%   Mid-Cap Stock
   __________%   Capital Appreciation Stock
   __________%   Growth and Income Stock
   __________%   Balanced
   __________%   Bond
   __________%   Money Market
   __________%   Global Governments
   __________%   International Stock
   __________%   Emerging Growth
   __________%   High Income
   __________%   Developing Markets
   __________%   Fixed Account
   __________%   Other ____________________________
    100% Total

8. Remarks



9. Notations - Home Office Only:



10. Suitability and Acknowledgement

     a. Do you understand that the death benefit of this policy may be variable or fixed depending on whether you choose Option 1 death benefit or Option 2 death benefit? M Yes M No

     b. Do you understand that policy values may increase or decrease in accordance with the investment experience of the separate account? M
          Yes M No

     c. Is this policy in accordance with your insurance and investment objectives, financial situation and needs? M Yes M No

     d.   I received a prospectus dated _______________________________.
                                                    Date on Prospectus

     e.   I received  the  Summary  and  Disclosure  Notice for the  Accelerated
          Benefit Option Endorsement.

     f.   I   understand   that  I   will   automatically   have   telephone/fax
          authorization unless the following box is marked:

               I do NOT want telephone/fax authorization. I understand that the representative who signs this application will automatically have telephone/fax authorization unless the following box is marked:

               I do NOT want the representative who signed this application to have telephone/fax authorization.

          See the Optional Program form for details on what transactions can be done by telephone/fax. If your representative changes, you will need to complete a new authorization form.

11. Payments    Please make checks payable to CUNA Mutual Life Insurance Company

   Initial Payment $____________   Planned Payments $                 No Future Payments
   By:   Check                     By:  ACH (Monthly)  Semiannual     Additional Lump Sum of
         Draft through ACH              Quarterly      Annual         $          deposited
                                        Other                         in the first policy year

Automatic  Payment Plan  Authorization  (ACH) h New Plan h Add to Existing Group No. __________

I authorize CUNAMutual Life Insurance Company and the financial institution named below to initiate deductions or credits to my account either by electronic funds transfer or paper draft. This authorization will remain in effect until revoked by me in writing or by telephone. Monthly deductions will occur on the 25th of the month, unless another date is selected.

               Draft Date:    1st    5th    10th    15th    20th    25th

    Type of Account:              Share Draft/Checking            Share Account/Savings
                                 (Attach voided check.)        (Only available for accounts accepting electronic deductions.)

   For Share Accounts/Savings:

   Financial Institution
                                          Name                               Address                                     Phone

   Account Number                                                      Routing Number


12. For All Persons Proposed for Insurance, complete a-h. For all yes answers, give name and details in Section 13. [Use separate sheet if needed, collect signatures of all proposed insureds (if age 16 and over) and date.]

     Yes  No

               a. Used tobacco in any form within the last 12 months?

               b. Used tobacco in any form within the last 36 months?

               c. Ever had life or disability income insurance denied, rated, or otherwise modified?

               d. Within the last five years, had a driver's license suspended or revoked or had a moving violation or accident?

               e. Engaged in the last three years or plan to engage in:flights as a pilot, ballooning, hang gliding, sky/scuba diving, vehicle racing, or similar sports?[If so, include appropriate form(s).]

               f. Been convicted of a felony within the last ten years?

               g. Plan to travel or reside outside the U.S. or Canada within the next two years?

               h. Citizen of the United States?(If yes, no details needed. If no, details and documentation required.)


13. Statement of Health (Part II) Required for all proposed insureds applying on a non-medical basis.

   Names for whom Part IIis being completed:               Height         Weight            Attending Physician Name and Address
   PI=Proposed Insured;OIR=Other Insured(s)                Ft./In.

   PI

   OIR

   OIR

   OIR

   OIR


   Has any proposed insured under the base policy or the other insured rider:
    Yes No  a. Ever had or been treated by a physician or consulted with a health advisor for any of the following:
               1. Asthma, emphysema, chronic obstructive pulmonary disease (COPD), or other lung/breathing disorder?
               2. High blood pressure, chest pain, heart attack, stroke, or other cardiovascular disorder?
               3. Disorder of the kidney, genitourinary tract, prostate or reproductive systems?
               4. Diabetes, elevated sugar, thyroid or other endocrine disorder?
               5. Ulcers, hepatitis, colitis, cirrhosis, Crohn's disease, disorder of the pancreas, liver or intestines?
               6. Cancer, tumors, polyps or cysts?
               7. Arthritis, disorder of the bones or joints, paralysis or connective tissue disease?
               8. Disorder of the blood, blood vessels, lymph glands or anemia?
               9. Mental, nervous system, seizure, depression or brain disorder?
            b. Ever been treated or advised to seek treatment for the use of alcohol or drugs?
            c. Currently, or within the last five years, consulted a physician or received treatment for any disease, injury, or mental disorder not listed in a. or b. above?
            d. Ever  used  cocaine,  sedatives,  stimulants,  narcotics,  heroin, hallucinogens or other drugs except as prescribed by a physician?
            e. Ever been diagnosed or treated by a member of the medical profession for an immune deficiency  disorder,
               Acquired Immune Deficiency Syndrome (AIDS), AIDS-Related Complex (ARC),  sexually transmitted disease or tested positive for antibodies to the AIDS virus (HIV)?
            f. Ever requested or received a pension, benefits or payment because of an injury, sickness or disability?
            g. Currently taking any prescription medications?
            h. Had a  mother/father/sibling  die  before  age  60 of cardiovascular disease, prostate/breast cancer or diabetes?

Details:Give full details to all "Yes" answers above.
  (Attach a separate sheet with signatures and date if more space is required.)
  Question#    Proposed Insured      Date/Duration        Diagnosis         Physician's Name/Address          Treatment/Medication

14.  Temporary Insurance Agreement

     A. Upon receipt of the full first premium required by the Company, this Agreement provides a LIMITEDAMOUNTof life insurance on the proposed insured(s) for a LIMITEDTIMEwhile we consider the application for life insurance to CUNAMutual Life Insurance Company. No agent of CUNAMutual
          Life Insurance Company has authority to waive or change the terms or conditions of this Agreement. The amount of temporary coverage in effect for any proposed insured is based upon the completion date of all supplemental applications and medical exams required by our published underwriting rules. The amounts are as follows:

          1. 50% of the specified amount applied for up to a maximum benefit of $150,000 per proposed insured until such time the requirements as stated above have been met; or
          2. 100% of the specified amount applied for up to a maximum benefit of $300,000 per proposed insured, upon completion of such requirements.

     B.   No coverage will take effect under this Agreement if:

          1.   the proposed insured commits suicide;
          2.   the  application   contains  material   misrepresentation  or  is
               fraudulently completed;
          3.   any proposed insured has received,  sought or had recommended any treatment for cancer,  stroke,  or any disease or disorder of the heart, liver or immune system within the past 12 months;
          4.   any proposed  insured has been advised to be hospitalized or is a patient in a hospital  or  medical  facility  at the time of this
               Agreement;
          5.   a check or draft  received  in payment of premium is not  honored for payment when first presented.

     C. Coverage provided under this Agreement does not apply to any rider providing waiver of premium or accidental death benefits.

     D. Coverage under this Agreement ends automatically on the EARLIESTof the following: 1) when coverage starts under the policy applied for; 2) when we offer a policy other than as applied for; 3) when we mail notice to the owner(s) of our decision to decline the application or terminate coverage under this Agreement; 4) when the owner requests cancellation; or 5) 60 days after the date of the application.

     IF ANY OF THE CONDITIONS OF THIS AGREEMENT ARE NOT MET, IT IS NOT IN EFFECT
     AND THE COMPANY'S SOLE LIABILITY WILL BE TO RETURN ANY PREMIUM  ACCEPTED TO
     THE OWNER.

15.  Agreement/Authorization

     All statements and answers given on Part Iand IIof this application are true and complete to the best of my knowledge and belief. This application and any supplemental application(s) will be the basis of any insurance issued. Except as stated in the Temporary Insurance Agreement, no insurance will take effect unless a policy is issued by the Company, received by the proposed insured/owner and the first premium is paid while my health and other factors affecting my insurability are as described in my application.
     Agents or examiners cannot determine insurability, change terms of the application, or make a contract for the Company. In states where written consent is required, my agreement in writing is required for entries made by the Company in Section 9as to age, plan, riders, amount, or rate class.

     Any person who, with intent to defraud or knowing that s/he is facilitating a fraud  against  an  insurer,  submits  an  application  or  files a claim containing  a false or deceptive  statement  is guilty of insurance  fraud, which  is a  crime.  I  authorize  any  health  care  providers,  insurance companies, the Medical Information Bureau, Inc., consumer reporting agency, financial institution,  or employer having information about my physical or mental condition,  financial status,  employment  status, or other relevant information  about  me or my minor  children  to give  all  information  to
     CUNAMutual   Life   Insurance   Company  or  its  reinsurers  to  determine
     eligibility  for  insurance  or  benefits.  Information  obtained  will  be released only to reinsurers,  the Medical Information Bureau, Inc., persons performing  business with my application  and subsequent  insurance-related duties, as required by law, or as I authorize.

     I agree this authorization is valid for 30 months, a copy is as valid as the original, and Ican receive a copy upon request. The Important Notice to Applicants for Insurance has been received by me.

     I, the proposed owner(s) certify under penalties of perjury, that the taxpayer identification number(s) shown under Sections 1 and2 (if Owner is other than the Insured), is my correct taxpayer identification number and I am NOT subject to backup withholding unless I have marked the box below:

          I have been notified that I am subject to backup withholding under Internal Revenue Section 3406(a)(1)(c) and the payor shall withhold in accordance with withholding requirement imposed by law.

     The Internal Revenue Service does not require your consent to any provisions of this document other than the certifications required to avoid backup withholding.

     Agent:To the best of your knowledge,  will coverage applied for replace any
     existing policy?    Yes     No Signed on _____________ at
                                                  Date          City/State        Signature of Agent             Agent No.


       Signature of Proposed Insured (if age 16 and over)              Signature of Owner (if other than Proposed Insured)


       Signature of Other Insured (if age 16 and over)                 Signature of Other Insured (if age 16 and over)

If payments will be deducted from an account through ADC:
                                                              Signature of Account Owner (if other than Proposed Insured/Owner)



                                   ATTENTION:
                               IMPORTANT NOTICE TO
                            APPLICANTS FOR INSURANCE

            THIS NOTICE IS TO BE READ BY THE APPLICANT FOR INSURANCE
           (GIVE TO PROPOSED INSURED; IF MINOR, TO PARENT OR GUARDIAN)

In order to evaluate your  application for insurance,  CUNAMutual Life Insurance
Company or its reinsurers may ask for medical or other personal information about you and any other person to be insured from medical professionals, or the Medical Information Bureau, Inc. Information we collect about you will not be given to anyone without your consent, except when necessary to conduct our business. A brief report may be made to the Medical Information Bureau, a non-profit membership organization of life insurance companies, which operates an information exchange on behalf of its members. If you apply to another Bureau member company for life or health insurance, or a claim is submitted to such a company, the Bureau will, upon request, supply such company with information in its file. CUNAMutual Life Insurance Company or its reinsurers may also release information in its file to other life insurance companies to whom you may apply for insurance, or to affiliated companies, or to whom a claim for benefits may be submitted.

If you ask, the Bureau will arrange disclosure of any information it may have in your file. If you question the accuracy of information in the Bureau's file, you may contact the Bureau and seek a correction in accordance with the procedures set forth in the Federal Fair Credit Reporting Act. The address of the Bureau's information office is Post Office Box 105, Essex Station, Boston, Massachusetts
02112, telephone number (617) 426-3660.

Also,  as part of our normal  procedure  for  processing  your  application,  an investigative  consumer report or other consumer  report may be prepared.  In an
investigative   consumer  report,   information  is  obtained  through  personal
interviews with your neighbors, friends, or others with whom you are acquainted.
This inquiry, if obtained,  typically includes information as to your character, general  reputation,  and mode of living,  except as may be related  directly or indirectly to your sexual orientation. If you ask, you may be interviewed by the agency  preparing  your  report.  Information  you  give to the  agency  will be included in the report sent to us.

You may make a written  request  to the Chief  Underwriter  of  CUNAMutual  Life
Insurance Company within a reasonable period of time for additional information about the nature and scope of this investigation.

Through these inquiries we seek to offer you coverage at the lowest possible cost.

                        CUNAMutual Life Insurance Company
                                2000 Heritage Way
                                Waverly, IA50677



                                     RECEIPT

        ALL PREMIUM CHECKS MUST BE MADE PAYABLE TO THE INSURANCE COMPANY.
        DO NOT MAKE CHECK PAYABLE TO THE AGENT OR LEAVE THE PAYEE BLANK.

  $_________________received from                         on __________________
                                     Owner Name                     Date

  Method of Payment:    Money Order    Check Number _________

We acknowledge receipt of the amount above with an application for life insurance. The applicants may be covered under a Temporary Insurance Agreement while we consider the application for life insurance. If you have questions, please contact your representative. If you do not have a representative, contact
CUNAMutual Life Insurance Company.


---------------------------------------------
   Signature of Agent         Agent No.
                                                                                                                    M Yes   M No


                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, James C. Barbre, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                              /s/ James C. Barbre
                              James C. Barbre
                              Director, CUNA Mutual Life Insurance Company

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Robert W. Bream, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                              /s/ Robert W. Bream
                              Robert W. Bream
                              Director, CUNA Mutual Life Insurance Company

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, W. F. Broxterman, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                              /s/ W. F. Broxterman
                               W. F. Broxterman
                               Director, CUNA Mutual Life Insurance Company



                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, James L. Bryan, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                              /s/ James L. Bryan
                              James L. Bryan
                              Director, CUNA Mutual Life Insurance Company



                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Loretta M. Burd, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                               /s/ Loretta M. Burd
                               Loretta M. Burd
                               Director, CUNA Mutual Life Insurance Company


                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Ralph B. Canterbury, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                                 /s/ Ralph B. Canterbury
                                 Ralph B. Canterbury
                                 Director, CUNA Mutual Life Insurance Company


                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Joseph N. Cugini, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                                  /s/ Joseph N. Cugini
                                  Joseph N. Cugini
                                  Director, CUNA Mutual Life Insurance Company



                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Rudolf J. Hanley, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                                  /s/ rudolf J. Hanley
                                  Rudolf J.  Hanley
                                  Director, CUNA Mutual Life Insurance Company



                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Jerald R. Hinrichs, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                                 /s/ Jerald R. Hinrichs
                                 Jerald R. Hinrichs
                                 Director, CUNA Mutual Life Insurance Company



                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Michael B. Kitchen, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                               /s/ Michael B. Kitchen
                                Michael B. Kitchen
                                Director, CUNA Mutual Life Insurance Company



                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Robert T. Lynch, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                                   /s/ Robert T. Lynch
                                   Robert T. Lynch
                                   Director, CUNA Mutual Life Insurance Company


                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Brian L. McDonnell, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                                   /s/ Brian L. McDonnell
                                   Brian L. McDonnell
                                   Director, CUNA Mutual Life Insurance Company



                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Clark Alan Peppers, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                                 /s/ Clark Alan Peppers
                                 Clark Alan Peppers
                                 Director, CUNA Mutual Life Insurance Company


                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Omer K. Reed, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                              /s/ Omer K. Reed
                              Omer K. Reed
                              Director, CUNA Mutual Life Insurance Company



                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Richard C. Robertson, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                              /s/ Richard C. Robertson
                              Richard C. Robertson
                              Director, CUNA Mutual Life Insurance Company



                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Rosemarie M. Shultz, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                                 /s/ Rosemarie M. Shultz
                                 Rosemarie M. Shultz
                                 Director, CUNA Mutual Life Insurance Company



                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Neil A. Springer, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                                  /s/ Neil A. Springer
                                  Neil A. Springer
                                  Director, CUNA Mutual Life Insurance Company



                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Farouk D. G. Wang, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                                  /s/ Farouk D. G. Wang
                                  Farouk D. G. Wang
                                  Director, CUNA Mutual Life Insurance Company



                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, Larry T. Wilson, a director of CUNA Mutual Life Insurance Company, a life insurance company incorporated under the laws of and domiciled in the State of Iowa, hereby appoint, authorize and empower Kevin
S. Thompson, Steve R. Suleski, or Faye A. Patzner, severally, as my attorneys and agents for me and in my name as director of CUNA Mutual Life Insurance Company on behalf of CUNA Mutual Life Insurance Company and CUNA Mutual Life Variable Account (or otherwise) with full power to prepare, review, execute, deliver and file Registration Statements and Amendments thereto with the Securities and Exchange Commission for the CUNA Mutual Life Variable Account. This Power of Attorney shall terminate at the end of my appointed term as Director.

WITNESS MY HAND AND SEAL this 15th day of June, 1999.

                                  /s/ Larry T. Wilson
                                  Larry T.  Wilson
                                  Director, CUNA Mutual Life Insurance Company